As filed with the Securities and Exchange Commission on February 27, 2007

Registration No. 333-137967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2 to the

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FCSTONE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6221	42-1091210
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2829 Westown Parkway, Suite 100

West Des Moines, Iowa 50266

(515) 223-3788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul G. Anderson

2829 Westown Parkway, Suite 100

West Des Moines, Iowa 50266

(515) 223-3788

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig L. Evans, Esq. Stinson Morrison Hecker LLP 1201 Walnut, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600	Edward S. Best, Esq. Joseph P. Collins, Esq. Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 (312) 782-0600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value	$154,000,000	$11,594.80

(1)	Estimated solely for the purpose of determining the registration fee in accordance with to Rule 457(o) under the Securities Act.
(2)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Includes $9,630 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	Subject to Completion, dated February 27, 2007

4,635,000 Shares

Common Stock

March     , 2007

This is FCStone Group, Inc.’s initial public offering of common stock. We are offering to sell 4,635,000 shares of our common stock. Prior to this offering, there was no public market for our common stock. We estimate that the initial public offering price will be between $21.00 and $24.00 per share. We have applied to list our common stock for quotation on the NASDAQ Global Market under the symbol “FCSX.”

See “ Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 695,250 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments of shares.

The underwriters expect to deliver the shares of common stock offered by this prospectus to purchasers on or about March    , 2007.

BMO Capital Markets	Banc of America Securities LLC

William Blair & Company	Raymond James	Sandler O’Neill + Partners, L.P.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and we have an obligation to provide updates to this prospectus only to the extent that the information contained in this prospectus becomes deficient or misleading after the date on the front cover. This prospectus may only be used where it is legal to offer and sell these securities.

i

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and the related notes thereto, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, references to “FCStone,” “our company,” “we,” “our” and “us” refer to FCStone Group, Inc. and its consolidated subsidiaries. The terms “fiscal year” and “fiscal” refer to the year ended on August 31 of the year referenced, while the terms “calendar year” and “year” refer to the year ended December 31 of the year referenced.

Our Company

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle-market customers in optimizing their profit margins and mitigating their exposure to commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. We serve more than 7,500 customers, and in the twelve months ended November 30, 2006, executed 50.2 million derivative contracts in the exchange-traded and over-the-counter (“OTC”) markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity requirements and inventories. Our net income increased $8.7 million, or 131.8%, from $6.6 million in fiscal 2005 to $15.3 million in fiscal 2006, and increased $2.9 million, or 85.3% from $3.4 million in the three months ended November 30, 2005, to $6.3 million in the three months ended November 30, 2006.

We began offering commodity risk management consulting services to grain elevators in 1968. Since that time, our business has evolved to meet the changing needs of our customers. In response to these changing needs, we expanded our risk management services from a focus on agricultural futures and options to a wider array of instruments, including OTC derivatives, and to other commodities, including energy commodities, forest products and food products. We operated as a member-owned cooperative until 2005, when we converted to a stock corporation to improve our access to capital and to facilitate continued growth in our operations.

We provide our customers with various levels of commodity risk management services, ranging from value-added consulting services delivered through our Integrated Risk Management Program (“IRMP”) to lower-margin clearing and execution services for exchange-traded futures and options. Our consultative focus is demonstrated by the IRMP, which involves providing our customers with commodity risk management consulting services that are designed to help them mitigate their exposure to commodity price risk and maximize the amount and certainty of their operating profits. In performing consulting services, we educate our customers as to the commodity risks that they may encounter and how they can use the derivative markets to mitigate those risks. The IRMP forms the basis of our value-added approach and serves as a competitive advantage in customer acquisition and retention. We offer our customers access to both exchange-traded and OTC derivative markets, integrating the two platforms into a combined product offering delivered by our approximately 100 commodity risk management consultants.

We also offer clearing and execution services to a broad array of exchange-traded futures and options market participants including commercial accounts, professional traders, managed futures funds, introducing brokers and retail customers. We are a futures commission merchant (“FCM”) with clearing-member status at all of the major U.S. commodity futures and options exchanges. As of December 31, 2006, we were the third largest FCM in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity intermediary, end-user or producer. Our exchange-traded futures and options transaction volumes have grown from 10.6 million contracts in fiscal 2002 to 49.9 million contracts in the twelve months ended November 30, 2006, a compounded annual growth rate (“CAGR”) of 43.9%. As of November 30, 2006, we had $860.4 million in customer segregated assets.

In addition to offering our commodity and risk management services and clearing and execution services discussed above, we also operate in two other related businesses. We offer financing services that help our customers finance physical grain inventories and other commodities. We also provide financial support for commodity or commodity-related transactions in exchange for a share of customer profits. In our grain merchandising business, we operate through our majority interest in FGDI, LLC (“FGDI”). FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Latin America and Canada. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain.

Our Industry

The commodity risk management industry is noted for both its fragmented nature and its overall breadth, as it serves commodities intermediaries, end-users and producers. The industry can generally be segmented into providers of either one, or both, of two services to customers: risk management consulting, and trade execution and clearing services. Risk management consulting is an advisory function by which a company advises its customer on strategies to manage its commodity risk. Trade execution and clearing services are performed by serving as an intermediary between a customer and a commodity exchange or other counterparty.

Commodity Risk Management Consulting. Commodity risk management consultants perform a variety of functions for their customers. A risk management consultant works with a customer to identify its exposure to commodity risk, recognizing the relationship between input and finished products and the price risk that a customer assumes in delivering its products. To provide valuable risk management proposals, the consultant must combine experience in analyzing the historical performance of commodity markets with the insight to discern how future events may differ from the past. Finally, a consultant must provide market research and program updates on a regular basis to facilitate the management of a customer’s commodity risk management program.

Trade Execution and Clearing. Trade execution and clearing services for exchange-traded derivatives are provided by FCMs, while OTC derivatives are provided by FCMs and other market participants. In many cases, FCMs are members of one or more exchanges that solicit or accept orders from customers for the purchase or sale of futures or options contracts and route those orders to the appropriate exchange. FCMs also monitor and manage their customers’ accounts by holding their customers’ assets, including cash deposits and futures positions, facilitating customer trading in contracts listed on exchanges, guaranteeing customers’ trades to the exchange and sometimes extending credit to customers.

Industry Growth. The total international notional value outstanding of exchange-traded and OTC derivative contracts has expanded rapidly in recent years, evidencing the large growth potential of the commodity risk management industry. According to data from the Bank for International Settlements, the notional value outstanding of exchange-traded contracts has grown at a CAGR of 27.1% over the past seven and a half years, while the OTC market has grown at a CAGR of 22.6% over the same time period.

Industry Trends. We believe that growth in the commodity risk management and derivative industries is driven by the following factors:

•	Increasing acceptance of risk management,

•	Higher commodity prices and increased price volatility,

•	Electronic trading,

•	Product innovation,

•	Growth of hedge funds and influence of professional traders, and

•	Deregulation.

Our Competitive Strengths

We believe our following competitive strengths will enable us to successfully grow our business and increase our profitability:

•

Long-Term Relationship-Focused Commodity Risk Management Company. We are a relationship-oriented company focused on commodity risk management consulting services. We believe that our long-standing presence in the local, regional and national commodity markets enables us to penetrate rapidly-evolving commodity markets. We provide a high level of customer service and attention to the commodity risk management needs of our customers in order to build long-term relationships. The ability to work with customers to help them design and implement commodity risk management programs, leading them to more stable and predictable financial performance, is a key competitive advantage.

•

Skilled Risk Management Consultants. Our risk management consultants are in regular contact with customers as they deliver our services, including the IRMP. This close contact provides our consultants with an appreciation of the needs of our customers and the opportunities in the marketplace. As a result, our risk management consultants identify opportunities and develop new products and strategies with the assistance of our experienced management team.

•

Middle-Market Focus. We focus primarily on middle-market commercial commodity intermediaries, end-users and producers. These companies often have significant commodity risk requiring sophisticated risk management consulting services, but lack the resources or expertise to field an in-house team of risk management professionals. We believe this market segment is underserved by the large financial institutions and commodity firms.

•

Integrated Business Model. We operate an integrated business model whereby we develop commodity risk management strategies for our customers and execute them through both the exchange-traded and the OTC markets, providing an efficient mechanism for developing and executing a customer’s commodity risk management program.

•	Management Expertise. Our senior management team has an average of 28 years of experience working in commodity management, risk management or commodity trading.

•

Leading Position in Renewable Fuels Industry. By leveraging our core competencies of risk management consulting and grain merchandising, we provide risk management services to producers representing approximately 20% of domestic ethanol capacity, as well as other producers in the renewable fuels industry. We also assist producers in acquiring raw materials as well as selling finished products.

•

Independent Consultant with Access to Markets. We are an independent commodity risk manager and FCM that is not affiliated with a major financial institution or commodity producer, intermediary or end-user, with the ability to offer full trade and order execution through every major commodities exchange in the world. Our independence gives us the ability to offer advice and services that are not influenced by our other operations.

Our Growth Strategies

We plan to continue to increase our revenues and profitability by executing the following strategies:

•

Further Penetrate New Customer Segments. We believe there are significant opportunities to further penetrate new customer segments to diversify our revenue stream, as commodity market conditions favor increased use of commodity risk management practices. We plan to continue deploying resources, including our team of risk management consultants, into areas where volatile market conditions have increased commodity risk exposure to intermediaries, end-users and producers. With our expertise in agricultural commodities and the energy industry, we believe that we are well-positioned to assist renewable fuels producers, including ethanol and biodiesel producers, in managing their commodity input risk and renewable fuels output risk. In addition, we believe that we are positioned to participate in the development of markets for carbon and emission credits. We have entered into agreements that may enable us to market carbon and emission credits generated by third parties and share in the proceeds from sales of such credits.

•

Expand Risk Management Consulting Services. We believe that new products and services create significant growth opportunities among our existing customer base. Our risk management consultants continually examine the changing needs of our customers to identify such opportunities.

•

Expand International Presence. We intend to continue our expansion into international markets where customers tend to be in the early stage of acceptance of commodity risk management consulting services and products. Our consultative approach and the IRMP provide us with a competitive advantage in international markets because many of our potential customers in these markets are not as aware of the extent to which they can mitigate this commodity exposure through the derivatives markets. We anticipate that Brazil and China will be our two strongest international markets in the years to come.

•

Develop Human Capital. We intend to increase the number of new risk management consultants that we hire. Our commodity risk management consultants are responsible for developing customer relationships, analyzing the inherent commodity risk of our customers, developing various strategies to mitigate this risk and executing these strategies at the direction of our customers.

•

Capitalize on Shift to Electronic Trading. We intend to capitalize on the growth opportunities made available by the shift to electronic trading. We expect this shift to have a positive effect in our clearing business by increasing volume while lowering trading costs, increasing consultant productivity and enhancing the importance of a high level of customer service.

•

Pursue Strategic Opportunities. We plan to supplement our internal growth by pursuing strategic transactions and partnerships. These strategic transactions and partnerships may include acquisitions of businesses, customer accounts, products or technologies which may expand our products and services, enhance our technology or take advantage of new developments and potential changes in our industry or an industry we are planning to enter. We believe that strategic transactions and partnerships are likely to continue in our industry and we intend to pursue them to further strengthen and diversify our business.

Company Information

FCStone Group, Inc. is a Delaware corporation. Our principal offices are located at 2829 Westown Parkway, Suite 100, West Des Moines, Iowa 50266, and our telephone number is 515-223-3788. We also have a website located at www.fcstone.com. The information that appears on our website is not part of, and is not incorporated into this prospectus.

The Offering

Common stock offered by us	4,635,000 shares

Common stock to be outstanding after this offering	16,929,822 shares

Use of proceeds

Approximately $45.2 million will be used to redeem, pro rata, a portion of the shares of common stock outstanding held by our stockholders immediately prior to the consummation of the offering. The remaining net proceeds will be used to reduce subordinated and general corporate debt, increase the regulatory capital of our FCM subsidiary and for general corporate purposes, which may include acquisitions, capital expenditures and additions to working capital.

Dividend policy

Regular dividends may be declared and paid on our common stock at the discretion of our board of directors. Any determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions and other factors. We anticipate that any future dividends will likely be lower than dividends paid prior to this offering.

Risk factors	See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	FCSX

Unless otherwise indicated, all of the information in this prospectus:

•

excludes 300,000 shares of our common stock reserved for future grants under our Equity Incentive Plan, assuming options for 750,000 shares of common stock (assuming an initial public offering price of $22.50 per share) are granted to our directors, officers and management concurrently with this offering,

•	assumes no exercise of the underwriters’ option to purchase up to an additional 695,250 shares from us,

•	assumes an initial offering price of $22.50 per share, the midpoint of the offering range set forth on the cover of this prospectus,

•	assumes a redemption of 2,159,997 shares of common stock at the initial offering price, less underwriting discounts and commissions, and

•	assumes a 3-for-1 stock split, which was effectuated as a stock dividend prior to the consummation of this offering.

Summary Financial Data

The table shown below presents our summary financial data at the date and for the periods indicated. The summary financial data as of August 31, 2005 and August 31, 2006 and for each of the years in the three-year period ended August 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of August 31, 2002, 2003 and 2004 and for each of the years in the two-year period ended August 31, 2003 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary financial data as of and for the three months ended November 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus (except for our November 30, 2005, statement of financial condition, which is not included in this prospectus) and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for those periods. Operating results for the three-month period ended November 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ended August 31, 2007. Historical per share data has been omitted for each fiscal year prior to the fiscal year 2005 because under our previous cooperative structure in place during those periods, earnings of the cooperative were distributed as patronage dividends to member stockholders based on the level of business conducted with the cooperative as opposed to a common stockholder’s proportionate share of underlying equity in the cooperative.

You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Selected Consolidated Financial and Other Data” and other financial information included elsewhere in this prospectus.

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Commissions and clearing fees	$41,025	$48,947	$67,594	$76,674	$105,622	$23,057	$32,903
Service, consulting and brokerage fees	10,834	10,566	12,008	18,913	33,388	6,984	9,095
Interest	3,634	4,610	3,982	8,177	23,174	4,272	8,398
Other	2,088	4,299	4,521	7,463	2,638	480	492
Sales of commodities	838,361	1,164,334	1,536,209	1,290,620	1,129,983	315,216	448,788

Total revenues	895,942	1,232,756	1,624,314	1,401,847	1,294,805	350,009	499,676

Costs and expenses:
Cost of commodities sold	826,544	1,150,608	1,519,221	1,275,094	1,112,949	310,703	442,328
Employee compensation and broker commissions	23,952	25,955	30,160	32,578	44,229	9,666	11,791
Pit brokerage and clearing fees	11,557	16,382	26,713	33,141	47,613	10,132	14,864
Introducing broker commissions	7,802	8,551	10,704	14,459	22,826	4,426	7,369
Employee benefits and payroll taxes	4,707	5,971	7,136	8,044	9,801	2,201	2,647
Interest	1,297	3,040	4,418	3,946	5,705	1,168	2,239
Depreciation	892	837	861	1,551	1,674	392	436
Bad debt expense	310	76	716	4,077	1,909	255	1,420
Other expenses	13,613	15,270	15,365	18,926	23,568	5,695	6,132

Total costs and expenses	890,674	1,226,690	1,615,294	1,391,816	1,270,274	344,638	489,226

Income before income tax expense and minority interest	5,268	6,066	9,020	10,031	24,531	5,371	10,450
Minority interest	600	561	576	(499)	(226)	(52)	336

Income after minority interest and before income taxes	4,668	5,505	8,444	10,530	24,757	5,423	10,114
Income tax expense	1,280	1,200	2,030	3,950	9,500	2,040	3,800

Net income	$3,388	$4,305	$6,414	$6,580	$15,257	$3,383	$6,314

Basic and diluted shares outstanding(1)				13,071	14,499	14,484	14,537
Basic and diluted earnings per share(1)				$0.50	$1.05	$0.23	$0.43
Cash dividends declared per share(1)				$—	$0.20	$0.20	$0.42

	August 31,					November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands)
Statement of Financial Condition Data:
Total assets	$399,526	$504,733	$603,827	$809,584	$1,057,207	$822,143	$1,455,551
Notes payable and subordinated debt	66,013	76,548	47,281	42,411	55,169	76,724	198,028
Obligations under capital leases	—	5,363	4,675	4,125	3,575	3,987	3,438
Minority interest	3,758	4,109	5,488	4,755	3,607	4,703	3,943
Redeemable common stock held by Employee Stock Ownership Plan (ESOP)(2)	—	—	—	4,487	6,079	4,487	6,079
Total stockholders’ equity	35,172	35,827	39,829	45,185	58,895	48,568	59,152

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands, except percentage amounts)
Segment Data:
Income (loss) before minority interest and income tax expense:
Commodity and Risk Management Services	$5,591	$6,676	$7,907	$11,160	$21,937	$4,422	$7,564
Clearing and Execution Services	863	947	3,359	5,152	10,981	2,380	3,609
Financial Services	—	109	(447)	556	(19)	(104)	28
Grain Merchandising	2,002	1,869	2,230	(2,037)	(430)	(2)	1,120
Corporate	(3,188)	(3,535)	(4,029)	(4,800)	(7,938)	(1,325)	(1,871)

	$5,268	$6,066	$9,020	$10,031	$24,531	$5,371	$10,450

Other Data:
Revenues, net of cost of commodities sold(3)	$69,398	$82,148	$105,093	$126,753	$181,856	$39,306	$57,348

EBITDA(3)	$6,857	$9,382	$13,723	$16,027	$32,136	$6,983	$12,789
Return on equity(4)	9.5%	11.7%	16.5%	15.4%	30.1%	30.6%	42.8%
Exchange contract trading volume	10,648	16,268	29,911	36,240	47,467	11,049	13,367
Customer segregated assets, end of period	$262,482	$246,215	$389,953	$594,733	$764,847	$570,959	$860,372

(1)	The calculation of the basic and diluted shares outstanding for the year ended August 31, 2005 assumes the shares issued as a result of our March 1, 2005 restructuring had been issued and outstanding for the full fiscal year. Such information has been adjusted to reflect retroactively the 3-for-1 stock split effective February 26, 2007. See Note 21 to the consolidated financial statements for the years ended August 31, 2004, 2005 and 2006, and Note 10 to the consolidated financial statements for the three months ended November 30, 2005 and 2006. Historical earnings per-share and dividend data has been omitted for fiscal years prior to 2005 because earnings were distributed as patronage dividends to members based on the level of business conducted.
(2)	In the event a terminated plan participant desires to sell his or her shares of common stock, we may be required to purchase the shares from the participant at their appraised value. Redeemable common stock held by the ESOP represents our maximum obligation to purchase common stock distributed to a terminated plan participant based upon the most recent appraised value as of the applicable date. Upon completion of the offering described in this prospectus, our obligation to purchase such shares of common stock will cease in accordance with the terms of the ESOP and the amount reflected in redeemable common stock will thereafter be reflected in stockholders’ equity.
(3)	See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(4)	Return on equity for each fiscal year is calculated by dividing the period’s net income by the average stockholders’ equity balance for such period. The average stockholders’ equity balance for a fiscal year is computed by averaging the fiscal quarterly stockholders’ equity balances, beginning with the August 31st balance of the most recently completed fiscal year. Return on equity for the three months ended November 30, 2005 and 2006 is calculated by dividing the three months’ net income by the average stockholders’ equity balance for the three months, and then dividing that amount by 25%, representing one quarter of the fiscal year. The average stockholders’ equity balance for the three months is computed by averaging the stockholders’ equity balances at the beginning and the end of the period.

RISK FACTORS

You should carefully consider the risks below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Company

Our business depends on commodity market and general economic conditions. We generate significant revenues from commissions and clearing fees we earn from executing and clearing customer orders, fees for providing commodity risk management consulting services and interest income we earn on cash and invested balances in our customers’ accounts. These revenue sources are substantially dependent on customer trading volumes, interest rates and related services and activities. The volume of transactions our customers conduct with us, interest rates and demand for our related services and activities are directly affected by domestic and international commodity market and economic conditions that are beyond our control, including:

•	commodity market conditions, such as price levels and volatility,

•	concerns about terrorism and war,

•	the level and volatility of interest rates,

•	inflation,

•	availability and cost of funding and capital,

•	credit capacity or perceived creditworthiness of the futures industry in the marketplace,

•	legislative and regulatory changes, and

•	currency values and changes in government monetary policies.

Declines in the volume of trading in the markets in which we operate generally result in lower revenue from our most profitable segments, which would adversely affect our profitability.

Our revenue depends on trading volume which depends in large part on commodity prices and commodity price volatility. Trading volume is driven largely by the degree of volatility—the magnitude and frequency of fluctuations—in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage trading. Energy commodities markets historically, and agricultural commodities markets periodically, have experienced significant price volatility. In addition to price volatility, increases in commodity prices lead to increased trading volume. As prices of commodities have risen, especially energy prices, new participants have entered the markets to address their growing risk-management needs or to take advantage of greater trading opportunities. Sustained periods of stability in the prices of commodities or generally lower prices could result in lower trading volumes and, potentially, lower revenues.

Factors that are particularly likely to affect price volatility and price levels of commodities include:

•	supply and demand of commodities;

•	weather conditions affecting certain commodities;

•	national and international economic and political conditions;

•	perceived stability of commodities and financial markets;

•	the level and volatility of interest rates and inflation; and

•	financial strength of market participants.

Any one or more of these factors may reduce price volatility or price levels in the markets for commodities trading, which in turn could reduce trading activity in those markets. Moreover, any reduction in trading activity could reduce liquidity which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets.

Decreases in short-term interest rates would negatively impact our profitability. The level of prevailing short-term interest rates affects our profitability because a portion of our revenue is derived from interest earned from the investment of funds deposited with us by our customers. Our financial performance generally benefits from rising interest rates. Rising interest rates increase the amount of interest income earned from these customer deposits. If short-term interest rates fall, our revenues derived from interest will decline which would negatively impact our profitability.

Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, decreases in the federal funds rate by the Board of Governors of the Federal Reserve System usually lead to decreasing interest rates in the U.S., which generally lead to a decrease in short-term interest rates.

Our customers are concentrated in the agricultural sector and related industries and we are therefore particularly subject to government policies and regulations affecting those industries. We do a substantial amount of business with companies in the agricultural sector and related industries. Economic forces, including agricultural commodity, energy and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports.

Many of our customers and much of our expected growth are in the energy and related renewable fuels industries and our revenues could decline as a result of adverse developments in these industries. Many of our current customers and much of our expected growth are in the energy and related renewable fuels industries. Energy prices and energy price volatility are affected by local, regional and global events and conditions that affect supply and demand for the relevant energy-related commodity. Adverse developments in the energy markets could adversely affect the operations and profitability of our customers in these industries, which could adversely affect demand for our commodity risk management services in this area and our revenues. The renewable fuels industry is a developing industry that involves a high degree of risk. Generally, renewable fuel production is profitable as long as energy prices remain at relatively high levels and feed stocks are readily available at acceptable price and volume levels. In addition, government subsidies of the renewable fuel industry and favorable environmental regulations are critical to the industry’s profitability at this time. The renewable fuels industry is currently in a period of rapid expansion, and there can be no assurance that such expansion will continue or that such expansion will not result in reduced prices and profit margins in the industry. We enter into long-term supply contracts with renewable fuel producers, which creates potential execution risk in the event of supply shortages and potential credit risk with respect to the obligations of those producers, particularly if the producers become less profitable.

Strategic Transactions and Partnerships May Not Produce the Desired Results. We believe that strategic transactions and partnerships are an important component of our growth strategy. However, we cannot guarantee that these opportunities will produce the intended results. Furthermore, evaluating and participating in these transactions and partnerships may produce a strain on our resources and may limit our ability to pursue other business initiatives, which could have a material adverse effect on our business, financial condition and operating results.

We are exposed to the credit risk of our customers and counterparties and their failure to meet their financial obligations could adversely affect our business. Each segment of our business is subject to credit risk.

Over-the-counter (“OTC”) derivative transactions are subject to credit risks, which is the risk that a counterparty will fail to perform its obligations when due. Customers and counterparties that owe us money, securities or other assets may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.

As a clearing broker, we act on behalf of our customers for all trades consummated on exchanges. Accordingly, we are responsible for our customers’ obligations with respect to these transactions, which exposes us to significant credit risk. A substantial part of our working capital is at risk if customers default on their obligations to us and their account balances and security deposits are insufficient to meet all of their obligations.

Our grain merchandising business is also subject to credit risk for the failure of counterparties to meet their financial obligations. These counterparties may, in some instances, be in international markets, which may complicate collection efforts.

Our financial services activities, which primarily relate to financial accommodations to customers used to acquire and carry commodities, expose us to substantial credit risks due to possible defaults or nonperformance of our customers.

Although we have procedures for reviewing credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee including rapid changes in commodity price levels. Some of our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

We face substantial competition that could negatively impact our revenues and our profitability. The commodity risk management industry and the broader financial services industry are very competitive and we expect competition to continue to intensify in the future. Many of the companies with which we compete are better capitalized than we are and have greater financial, technical, marketing and other resources than we have. Our primary competitors include both large, diversified financial institutions and commodity-oriented businesses, smaller firms that focus on specific products or regional markets and independent futures commission merchants (“FCMs”). As a result, we compete with a large number of smaller firms that focus on personalized service, and a smaller number of larger, better capitalized companies that focus less on personalized service but have significant execution capabilities and market presence.

Some of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive marketing activities. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

We have experienced intense price competition in our clearing and execution business in recent years. Some competitors may offer clearing and execution services to customers at lower prices than we are offering, which may force us to reduce our prices or to lose market share and revenue. In addition, we focus on developing and marketing complex strategies to our clients that are specifically designed to address their commodity risk management or merchandising needs, or the needs of their customers. As the market adopts these strategies, competitors may have the ability to replicate our services. As a result, the need for our services in relation to these strategies could be significantly reduced.

Until recently we operated as a member-owned cooperative and have a limited operating history as a business corporation. Accordingly, our historical and recent financial and business results may not be representative of what they may be in the future. Prior to 2005, we operated as a member-owned cooperative operating for the benefit of our members and our business strategy was focused on providing services to our members at a reasonable cost. Since 2005, we have operated our business for the long-term benefit of our stockholders and our business strategy is designed to maximize revenue and profitability. We have a limited operating history as a business corporation on which you can evaluate our management decisions, business strategy and financial results. As a result, our historical financial and business results may not be representative of what they may be in the future. We are subject to risks, uncertainties, expenses and difficulties associated with changing and implementing our business strategy.

Future growth could strain our personnel and infrastructure resources. We anticipate a period of significant growth, which we expect to place a strain on our administrative, financial and operational resources. Our ability to manage growth effectively will require us to improve existing, and implement additional, operational, financial and management controls and reporting systems and procedures. We will also be required to identify, hire and train additional risk management consultants as well as administrative staff. We cannot assure you that we will be able to improve or implement such controls, systems and procedures in an efficient and timely manner or that they will be adequate to support our future operations. Furthermore, we may not be able to identify, hire and train sufficient personnel to accommodate our growth. If we are unable to manage growth effectively, maintain our service or if new personnel are unable to achieve performance levels, our business, operating results, prospects and financial condition could be materially adversely affected.

Our business could be adversely affected if we are unable to retain our existing customers or attract new customers. The success of our business depends, in part, on our ability to maintain and increase our customer base. Customers in our market are sensitive to, among other things, the costs of using our services, the quality of the services we offer, the speed and reliability of order execution and the breadth of our service offerings and the products and markets to which we offer access. We may not be able to continue to offer the pricing, service, speed and reliability of order execution or the service, product and market breadth that customers desire. In addition, once our commodity risk management consulting customers have become better educated with regard to sources of commodity risk and the tools available to facilitate the management of this risk and we have provided them with recommended hedging strategies, they may no longer continue paying monthly fees for these services. Furthermore, our existing customers, including Integrated Risk Management Program (“IRMP”) customers, generally are not obligated to use our services and can switch providers of clearing and execution services or decrease their trading activity conducted through us at any time. As a result, we may fail to retain existing customers or be unable to attract new customers. Our failure to maintain or attract customers could have a material adverse effect on our business, financial condition and operating results.

We rely on relationships with introducing brokers for obtaining some of our customers. The failure to maintain these relationships could adversely affect our business. We have relationships with introducing brokers who assist us in establishing new customer relationships and provide marketing and customer service functions for some of our customers. These introducing brokers receive compensation for introducing customers to us. Many of our relationships with introducing brokers are non-exclusive or may be cancelled on relatively short notice. In addition, our introducing brokers have no obligation to provide new customer relationships or minimum levels of transaction volume. Our failure to maintain these relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain customer relationships would result in a loss of revenues, which could adversely affect our business.

We are dependent on our management team, and the loss of any key member of our team may prevent us from executing our business strategy effectively. Our future success depends, in large part, upon our management team who possess extensive knowledge and management skills with respect to commodity risk management. The unexpected loss of services of any of our executive officers could adversely affect our ability to manage our business effectively or execute our business strategy. Although these officers have employment contracts with us, they are generally not required to remain with us for a specified period of time. In addition, we do not maintain key-man life insurance policies on any of our executive officers.

Competition for risk management consultants could result in our being unable to attract and retain the highly skilled risk management consultants that we need to support our business or we may be required to incur additional expense to do so. We strive to provide high-quality risk management consulting and execution services that allow us to establish and maintain long-term relationships with our clients. Our ability to continue to provide these services, maintain these relationships and expand our business depends, in large part, upon our risk management consultants. As a result, we must attract and retain highly qualified personnel. Competition for the services of consultants is intense, especially for people with extensive experience in the specialized markets in which we participate or may seek to enter. If we are unable to hire highly qualified people, we may not be able to enter new markets or develop new products. If we lose one or more of our risk management consultants in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

In addition, recruitment and retention of qualified personnel could require us to pay sign-on or guaranteed bonuses or otherwise increase our employee costs. These additional costs could adversely affect our profitability.

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations. Our businesses, and the commodity brokerage industry generally, are subject to extensive regulation at the federal level. These regulations are designed to protect the interests of the public rather than our stockholders. Self-regulatory organizations, including the National Futures Association (the “NFA”) and the Chicago Mercantile Exchange (the “CME”) (our designated self-regulatory organization), require compliance with their extensive rules and regulations. The Commodity Futures Trading Commission (the “CFTC”) and other federal agencies extensively regulate the U.S. futures and commodities industry. Our grain merchandising business is also subject to state regulation of grain dealers and federal regulation by the U.S. Department of Agriculture and the Food and Drug Administration.

Some aspects of our business are subject to extensive regulation, including:

•	the way we deal with and solicit clients,

•	capital requirements,

•	financial and reporting practices,

•	required record keeping and record retention procedures,

•	the licensing of our operating subsidiaries and our employees,

•	the conduct of directors, officers, employees and affiliates,

•	systems and control requirements,

•	restrictions on marketing, and

•	client identification and anti-money laundering requirements.

Failure to comply with any of the laws, rules or regulations of any federal, state or self-regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us.

We and our employees, including our officers, may be subject to censure, fines, suspensions or other sanctions which may have a material and adverse impact on our business. Even if any sanction does not materially affect our financial position or results of operations, our reputation could be harmed.

The government agencies that regulate us have broad powers to investigate and enforce compliance and punish noncompliance with their rules, regulations and industry standards of practice. The company and its directors, officers and employees may not comply with the rules and regulations of, and may be subject to claims or actions by, these agencies. In addition, because our industry is heavily regulated, regulatory approval may be required prior to expansion of business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to become impractical.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability. The legislative and regulatory environment in which we operate has undergone significant change in the past and may undergo significant change again in the future. The federal government, the CFTC, the Securities and Exchange Commission (the “SEC”), the CME, the NFA and other U.S. or foreign governmental authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

We are subject to a risk of legal proceedings, which may result in significant losses to us that we cannot recover. Many aspects of our business subject us to substantial risk of potential liability to customers and to regulatory enforcement proceedings by federal and other regulators. These risks include, among others, potential civil litigation triggered by regulatory investigations, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. Dissatisfied clients can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions. These risks also include potential liability from disputes over the exercise of our rights with respect to customer accounts and collateral. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights could lead to claims by customers that we have exercised these rights improperly.

Additionally, employee misconduct could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in unauthorized transactions or activities, failure to properly supervise other employees, engaging in improper or unauthorized activities on behalf of clients or improperly using confidential information. We cannot assure you that these types of proceedings will not materially and adversely affect us.

Employee errors, including mistakes in executing, recording or reporting transactions for clients, could cause us to enter into transactions that clients may disavow and refuse to settle, which could expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. If our clients are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss can be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms.

Misconduct by employees of our customers in dealing with us can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that the employee of the customer was not authorized to undertake certain transactions.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation includes increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period.

Our compliance and risk management methods might not be effective, which could increase the risk that we are subject to regulatory action or litigation or otherwise negatively impact our business. Our ability to comply with applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. If we fail to effectively establish and maintain such compliance and reporting systems or fail to attract and retain personnel who are capable of designing and operating such systems, it will increase the likelihood that we will become subject to legal and regulatory infractions, including civil litigation and investigations by regulatory agencies.

For us to avoid a number of risks inherent in our business, it is necessary for us to have policies and procedures that identify, monitor and manage our risk exposure. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Such policies may not be fully effective. Some of our risk management policies and procedures depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Further, our risk management policies and procedures rely on a combination of technical and human controls and supervision, which are subject to error and failure. Some of our risk management policies and procedures are based on internally developed controls and observed historical market behavior and also involve reliance on industry standard practices. These policies and procedures may not adequately prevent future losses, particularly as they relate to extreme market movements, which may be significantly greater than comparable historical movements. We may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results.

We operate as a principal in the OTC derivatives markets which involves the risks associated with commodity derivative instruments. We offer OTC derivatives to our customers in which we act as a principal counterparty. We endeavor to simultaneously offset the commodity price risk of the instruments by establishing corresponding offsetting positions with commodity counterparties. To the extent that we are unable to simultaneously offset an open position or the offsetting transaction is not fully effective to eliminate the commodity derivative risk, we have market risk exposure on these unmatched transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered, and the amount of time the positions remain open.

To the extent an unhedged position is not disposed of intra-day, adverse movements in the commodities underlying these positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

Transactions involving OTC derivative contracts may be adversely affected by fluctuations in the level, volatility, correlation or relationship between market prices, rates, indices and/or other factors. These types of instruments may also suffer from illiquidity in the market or in a related market.

OTC derivative transactions are subject to unique risks. OTC derivative transactions are subject to the risk that, as a result of mismatches or delays in the timing of cash flows due from or to counterparties in OTC derivative transactions or related hedging, trading, collateral or other transactions, we or our counterparty may not have adequate cash available to fund its current obligations.

We could incur material losses pursuant to OTC derivative transactions because of inadequacies in or failures of our internal systems and controls for monitoring and quantifying the risk and contractual obligations associated with OTC derivative transactions and related transactions or for detecting human error, systems failure or management failure.

OTC derivative transactions may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Accordingly it may not be possible to modify, terminate or offset obligations or exposure to the risk associated with a transaction prior to its scheduled termination date.

We are subject to regulatory capital requirements and failure to comply with these rules would significantly harm our business. The CFTC and various other self-regulatory organizations have stringent rules with respect to the maintenance of specific levels of net capital by our FCM subsidiary. Failure to maintain the required net capital may subject a firm to limitations on its activities, including suspension or revocation of its registration by the CFTC and suspension or expulsion by the NFA, various exchanges of which our FCM subsidiary is a member and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences such as limiting our operations, or restricting us from withdrawing capital from our FCM subsidiary.

If these net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Also, our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our common stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business. We cannot predict our future capital needs or our ability to obtain additional financing.

We are subject to margin funding requirements on short notice; failure to meet such requirements would significantly harm our business. Our business involves establishment and carrying of substantial open positions for customers on futures exchanges and in the OTC derivatives markets. We are required to post and maintain margin or credit support for these positions. Although we collect margin or other deposits from our customers for these positions, significant adverse price movements can occur which will require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our customers. Although we maintain borrowing facilities for the purpose of funding margin and credit support and have systems to endeavor to collect margin and other deposits from customers on a same-day basis, there can be no assurance that these facilities and systems will be adequate to eliminate the risk of margin calls in the event of severe adverse price movements affecting open positions of our customers.

We must obtain and maintain credit facilities to operate; failure to maintain such facilities would require curtailment of our operations and result in losses. We are substantially dependent on credit facilities for liquidity and operational funding as well as to insure the availability of sufficient regulatory capital at our subsidiaries. These credit facilities are necessary in order to meet immediate margin funding requirements, to fund and carry ownership in cash commodities, and to maintain positions required for our own risk management position in futures and OTC markets. If our credit facilities are unavailable or insufficient to support our level of business activities, we may need to raise additional funds externally, either in the form of debt or equity. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

Our international operations involve special challenges that we may not be able to meet, which could adversely affect our financial results. We engage in a significant amount of business with customers in Asia, Latin America and Canada, as well as other international markets. Certain additional risks are inherent in doing business in international markets, particularly in a regulated industry. These risks include:

•	the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change,

•	tariffs and other trade barriers,

•	difficulties in recruiting and retaining personnel, and managing international operations,

•	difficulties of debt collection in foreign jurisdictions,

•	potentially adverse tax consequences, and

•	reduced protection for intellectual property rights.

Our operations are also subject to the political, legal and economic risks associated with politically unstable and less developed regions of the world, including the risk of war and other international conflicts and actions by governmental authorities, insurgent groups, terrorists and others. Specifically, we conduct business in countries whose currencies may be unstable. Future instability in such currencies or the imposition of governmental or regulatory restrictions on such currencies could impede our foreign exchange business and our ability to collect on collateral held in such currencies.

In addition, we are required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations, including registration requirements. Our compliance with these laws and regulations may be difficult and time consuming and may require significant expenditures and personnel requirements, and our failure to be in compliance would subject us to legal and regulatory liabilities. We have customers in numerous countries around the world in which we are not registered. As a result, we may become subject to the regulatory requirements of those countries. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations or limit our ability to grow our international operations and, consequently, on our business, financial condition and operating results.

Although most of our international business is settled in U.S. dollars, our international operations also expose us to the risk of fluctuations in currency exchange rates. Our risk management strategies relating to exchange rates may not prevent us from suffering losses that would adversely affect our financial condition or results of operations.

If we are unable to manage any of these risks effectively, our business could be adversely affected.

We buy and sell agricultural commodities and agricultural commodity products in our business, the demand for which can be affected by weather, disease and other factors beyond our control. Weather conditions, disease and other factors have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced or increased harvests, which can affect the supply and pricing of the agricultural commodities that we buy and sell in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers and suppliers. Reduced supply of agricultural commodities due to weather-related factors could adversely affect our profitability in the future.

Our grain merchandising activities involve numerous business risks. Our grain merchandising activities depend on our ability to earn a margin on bushels of grain purchased and sold. We can incur losses if the sale price, after taking into account hedge gains and losses, is less than the purchase price, if the purchase price cannot be collected or if there are uncovered losses relating to physical quality or uncovered risk of casualty losses. We attempt to mitigate the losses by appropriate policies and practices, but there can be no assurance that such efforts will be sufficient to avoid losses.

Our financial services activities involve substantial operational risk. We are exposed to various kinds of operational risks relating to the underlying commodities that form the basis of our financial services transactions. Losses in and to these commodities, which could be caused by fraud, misappropriation or other uninsured loss, could cause loss to us. Many of our financial services transactions depend on documents of title issued to, or held by, us. If such documents were invalid or not fully enforceable, it could cause a material loss. There are government programs that back grain warehouse receipts, but these could be inadequate to fully reimburse us for the value of grain evidenced by our warehouse receipts in the event of the business failure of the issuer of the receipt.

Computer systems failures, capacity constraints and breaches of security could increase our operating costs and cause us to lose clients. We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We receive and process a large portion of our trade orders through electronic means, such as through public and private communications networks. These computer and communications systems and networks are subject to performance degradation or failure from any number of reasons, including loss of power, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, customer error or misuse, lack of proper maintenance or monitoring and similar events. Our systems, or those of our third party providers, may fail or operate slowly, causing one or more of the following:

•	unanticipated disruptions in service to our clients,

•	slower response times,

•	delays in our clients’ trade execution,

•	failed settlement of trades,

•	decreased client satisfaction with our services,

•	incomplete, untimely or inaccurate accounting, recording, reporting or processing of trades,

•	financial losses,

•	litigation or other client claims, and

•	regulatory sanctions.

The occurrence of degradation or failure of the communications and computer systems on which we rely may lead to financial losses, litigation or arbitration claims filed by or on behalf of our customers and regulatory investigations and sanctions, including by the CFTC, which require that our trade execution and communications systems be able to handle anticipated present and future peak trading volumes. Any such degradation or failure could also have a negative effect on our reputation, which in turn could cause us to lose existing customers to our competitors or make it more difficult for us to attract new customers in the future. Further, any financial loss that we suffer as a result of such degradations or failures could be magnified by price movements of contracts involved in transactions impacted by the degradation or failure, and we may be unable to take corrective action to mitigate any losses we suffer.

We must keep up with rapid technological changes in order to compete effectively. The markets in which we compete are characterized by rapidly changing methods, evolving customer demand and uses of our services, frequent product and service introductions employing new methods and the emergence of new industry standards and practices that could render our existing systems obsolete. Our future success will depend in part on our ability to anticipate and adapt to these changes. Any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures. We may not have sufficient funds to adequately update and expand our networks, and any upgrade or expansion attempts may not be successful and accepted by the marketplace and our customers. Any failure to adequately update and expand our systems and networks or to adapt our systems to evolving customer demands or emerging industry standards would have a material adverse effect on our business.

We depend on third-party software licenses. The loss of any of our key licenses could adversely affect our ability to provide our brokerage services. We license software from third parties, some of which is integral to our business. These licenses are generally terminable if we breach our obligations under the licenses or if the licensor gives us notice in advance of the termination. If any of these relationships were terminated, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software. These replacements may not be available on reasonable terms, if at all. A termination of any of these relationships could have a material adverse effect on our financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business. We rely primarily on trade secret, contract, copyright and trademark law to protect our proprietary information and methods. It is possible that third parties may copy or otherwise obtain and use our proprietary information and methods without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use information and methods that are material to our business operations.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our operating results are subject to significant fluctuations due to seasonality. As a result, you should not rely on our operating results in any particular period as an indication of our future performance. In the past, our business has experienced seasonal fluctuations, reflecting reduced trading activity during summer months, particularly in August. We also generally experience reduced activity in December due to seasonal holidays. Traditional commodity derivatives, such as grain and energy, will reflect changing supply/demand factors related to heating/cooling and planting/harvesting seasons. As a result, our quarterly operating results may not be indicative of the results we expect for the full year. Our operating results may also fluctuate quarter to quarter due to a variety of factors beyond our control such as conditions in the global financial markets, terrorism, war and other economic and political events. Furthermore, we may experience reduced revenues in a quarter due to a decrease in the number of business days in that quarter.

Restrictions on our eligibility to borrow from CoBank, ACB, may restrict our ability to pursue our business strategies. A majority of our company’s ownership must be held by cooperatives in order to maintain our eligibility to borrow from CoBank, ACB. As a result of this offering, cooperatives that are our stockholders will be able to sell their common stock, which, in the future, may cause us to be out of compliance with this requirement. It is uncertain whether we will be able to find substitute lines of credit on similar or better terms.

We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. As of August 31, 2008, we will become subject to the requirements of Section 404 of the Sarbanes-Oxley Act. The SEC rules and regulations require an annual management report on our internal controls over financial reporting, including, among other matters, management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent registered public accounting firm addressing management’s assertions.

There can be no assurance that our management will not conclude that there are material weaknesses in our internal control over financial reporting. If our management concludes that there are material weaknesses in our internal control over financial reporting, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and our common stock may be subject to delisting by the NASDAQ Global Market.

Moreover, if we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our company.

Our compliance with Section 404 of the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our other operations and could require a restructuring of our internal controls over financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.

Risks Relating to the Offering

There has been no prior public market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained. Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market in our common stock will develop or be sustained after this offering. Although we intend to list our common stock on the NASDAQ Global Market, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market for our stock. The initial public offering price of our common stock will be determined through negotiations between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Sales of our common stock may have an adverse impact on its market price. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of the common stock to decline. Either of these circumstances could also limit our future ability to raise capital through an offering of equity securities. After giving effect to this offering, the redemption and a three-for-one stock split effected as a stock dividend, there will be 16,929,822 shares of our common stock issued and outstanding, or 17,625,072 shares if the underwriters exercise their over-allotment option in full. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act.

Our currently issued and outstanding shares of common stock are registered under the Securities Exchange Act of 1934 (the “Exchange Act”) but are subject to significant transfer restrictions. These transfer restrictions will gradually expire over a 540-day period following this offering. Upon expiration, the common stock held by existing stockholders will be freely transferable unless held by “affiliates” within the meaning of Rule 144 under the Securities Act, which places certain limitations on affiliate sales of our outstanding securities. If stockholders of our company sell a large number of shares of our common stock upon the expiration of some or all of these restrictions, the market price for the common stock could decline significantly.

Our stock price may be volatile. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or the price at which our common stock may be sold in the public market after the offering. Factors such as variations in our financial results, announcements by us or others, developments affecting us, industry trends and developments, interest in our industry and related industries and general market volatility could cause the market price of our common stock to fluctuate significantly.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline. The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management. Our certificate of incorporation, bylaws and Delaware law contain certain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. These provisions include:

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval,

•	a classified board of directors having staggered three-year terms,

•	the inability of stockholders to call special meetings of stockholders,

•	a prohibition on stockholder action by written consent, and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that stockholders may act on at stockholder meetings.

In addition, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. All of this may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board.

Our businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “could,” “intend,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.

Our forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $95.4 million, after deducting underwriting discounts and commissions and other offering-related expenses, at an assumed offering price of $22.50 per share, the mid-point of the offering range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering:

•

to redeem, pro rata, 2,159,997 shares of our outstanding common stock held by the holders of record of our common stock immediately prior to the consummation of the offering, at a redemption price per share equal to the net proceeds per share received by us in the offering, or $45.2 million in the aggregate, assuming an offering price of $22.50, the mid-point of the offering range set forth on the cover of this prospectus, constituting approximately 15% of the shares of common stock outstanding prior to the offering,

•	to reduce subordinated and general corporate debt by $26.3 million, based on outstanding amounts as of February 23, 2007,

•	to increase the regulatory capital of our FCM subsidiary by $15.0 million, and

•	$8.9 million for general corporate purposes, which may include acquisitions, capital expenditures and additions to working capital.

We retain broad discretion in the allocation and use of such proceeds, since the amounts that we will actually expend for working capital will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. Pending the uses of proceeds described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities.

The subordinated and general corporate debt to be reduced ($26.3 million) consists of a subordinated debt credit facility owed to Deere Credit Inc., which matures on October 1, 2009, accruing interest at a current rate of 10.2%, and a general corporate credit facility owed to Deere Credit, maturing on October 1, 2009, accruing interest at a current rate of 8.3%. Of the $26.3 million we will be paying down, during the twelve months ended December 31, 2006, we have borrowed approximately $9.5 million under the general corporate credit facility to fund a $3.0 million subordinated debt loan to FGDI, the $2.0 million acquisition of New York Mercantile Exchange (“NYMEX”) stock, $2.0 million used for general corporate purposes, $1.5 million for a loan to Green Diesel LLC and $1.0 million for an investment in Green Diesel, LLC. Also, during the twelve months ended December 31, 2006, we have borrowed approximately $9.5 million under the subordinated debt credit facility primarily to increase our FCM’s regulatory capital.

DIVIDEND POLICY

On November 9, 2006, our board of directors declared a dividend of $0.42 per share on the 14,537,208 shares outstanding, (as adjusted for the 3-for-1 stock split effective February 26, 2007) totaling $6.1 million. The stock record date for the dividend was November 9, 2006, payable on December 20, 2006. Previously, on October 27, 2005, our board of directors declared a dividend of $0.20 per share, (as adjusted for the 3-for-1 stock split effective February 26, 2007) totaling $2.9 million, payable on December 22, 2005. Prior to our conversion from a cooperative to a stock corporation, patronage dividends were paid to members based on a certain amount of the fees paid by our members in their role as customers in the current year. Future regular dividends may be declared and paid at the discretion of the board of directors. Any determination to pay cash dividends will be at the discretion of our board of directors, and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant. We anticipate that any future dividends will likely be lower than dividends paid prior to this offering.

CAPITALIZATION

The following table sets forth the actual capitalization of FCStone as of November 30, 2006, and as adjusted to reflect:

•

the issuance and sale by us of 4,635,000 shares of common stock in this offering at an assumed initial public offering price of $22.50 per share, based on a mid-point of the offering range set forth on the cover of this prospectus, our payment of underwriting discounts and commissions and our estimated offering expenses,

•	the redemption of 2,159,997 shares of common stock held by holders of record of common stock immediately prior to the consummation of the offering in the aggregate amount of $45.2 million,

•	reduction of notes payable and subordinated debt by $19.3 million, and

•	a 3-for-1 stock split, which was effectuated as a stock dividend on February 26, 2007.

This capitalization table should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 30, 2006
	Actual	As Adjusted
	(In thousands)
	(unaudited)
Cash and cash equivalents—Unrestricted	$41,479	$72,399

Debt outstanding:
Notes payable(1)	$190,028	$177,778
Subordinated debt(1)	8,000	1,000
Capital lease obligation	3,438	3,438

Total debt outstanding	201,466	182,216

Redeemable common stock held by employee stock ownership plan (ESOP)(2)	6,079	—
Stockholders’ equity
Common stock, no par value, authorized 20,000,000, issued and outstanding 14,537,208(3)	21,747	71,917
Additional paid-in capital	120	120
Accumulated other comprehensive loss	(1,955)	(1,955)
Retained earnings	45,319	45,319

	65,231	115,401
Less maximum cash obligation related to ESOP shares(2)	(6,079)	—

Total stockholders’ equity	59,152	115,401

Total capitalization	$266,697	$297,617

(1)

Notes payable balances are somewhat seasonal and may fluctuate considerably during the fiscal year. At November 30, 2006, we had $12.3 million outstanding in general corporate notes payable and $7.0 million in subordinated debt with Deere Credit, as reflected in the above capitalization table. As of February 23, 2007, these amounts outstanding were $14.3 million and $12.0 million, respectively.

(2)

In the event a terminated plan participant desires to sell his or her shares of common stock, we may be required to purchase the shares from the participant at their appraised value. Redeemable common stock held by the ESOP represents our maximum obligation to purchase common stock distributed to a terminated plan participant based upon the most recent appraised value as of the applicable date. Upon completion of the offering described in this prospectus, our obligation to purchase such shares of common stock will cease in accordance with the terms of the ESOP and the amount reflected in redeemable common stock will thereafter be reflected in stockholders’ equity.

(3)

As a result of our December 6, 2006, reincorporation in Delaware, our certificate of incorporation provides for an authorized capital structure consisting of 40,000,000 authorized shares of common stock, including 10 million authorized shares of common stock, par value $0.0001 per share; 10 million authorized shares of Series 1 common stock, par value $0.0001 per share; 10 million authorized shares of Series 2 common stock, par value $0.0001 per share; and 10 million authorized shares of Series 3 common stock, par value $0.0001 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The table shown below presents our summary financial data at the date and for the periods indicated. The summary financial data as of August 31, 2005 and August 31, 2006 and for each of the years in the three-year period ended August 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of August 31, 2002, 2003 and 2004 and for each of the years in the two-year period ended August 31, 2003 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary financial data as of and for the three months ended November 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus (except for our November 30, 2005, statement of financial condition, which is not included in this prospectus) and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for those periods. Operating results for the three-month period ended November 30, 2006, are not necessarily indicative of the results that may be expected for the fiscal year ended August 31, 2007. Historical per share data has been omitted for each fiscal year prior to the fiscal year 2005 because under our previous cooperative structure in place during those periods, earnings of the cooperative were distributed as patronage dividends to members based on the level of business conducted with the cooperative as opposed to common stockholder’s proportionate share of underlying equity in the cooperative.

You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and other financial information included elsewhere in this prospectus.

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Commissions and clearing fees	$41,025	$48,947	$67,594	$76,674	$105,622	$23,057	$32,903
Service, consulting and brokerage fees	10,834	10,566	12,008	18,913	33,388	6,984	9,095
Interest	3,634	4,610	3,982	8,177	23,174	4,272	8,398
Other	2,088	4,299	4,521	7,463	2,638	480	492
Sales of commodities	838,361	1,164,334	1,536,209	1,290,620	1,129,983	315,216	448,788

Total revenues	895,942	1,232,756	1,624,314	1,401,847	1,294,805	350,009	499,676

Costs and expenses:
Cost of commodities sold	826,544	1,150,608	1,519,221	1,275,094	1,112,949	310,703	442,328
Employee compensation and broker commissions	23,952	25,955	30,160	32,578	44,229	9,666	11,791
Pit brokerage and clearing fees	11,557	16,382	26,713	33,141	47,613	10,132	14,864
Introducing broker commissions	7,802	8,551	10,704	14,459	22,826	4,426	7,369
Employee benefits and payroll taxes	4,707	5,971	7,136	8,044	9,801	2,201	2,647
Interest	1,297	3,040	4,418	3,946	5,705	1,168	2,239
Depreciation	892	837	861	1,551	1,674	392	436
Bad debt expense	310	76	716	4,077	1,909	255	1,420
Other expenses	13,613	15,270	15,365	18,926	23,568	5,695	6,132

Total costs and expenses	890,674	1,226,690	1,615,294	1,391,816	1,270,274	344,638	489,226

Income before income tax expense and minority interest	5,268	6,066	9,020	10,031	24,531	5,371	10,450
Minority interest	600	561	576	(499)	(226)	(52)	336

Income after minority interest and before income taxes	4,668	5,505	8,444	10,530	24,757	5,423	10,114
Income tax expense	1,280	1,200	2,030	3,950	9,500	2,040	3,800

Net income	$3,388	$4,305	$6,414	$6,580	$15,257	$3,383	$6,314

Basic and diluted shares outstanding(1)				13,071	14,499	14,484	14,538
Basic and diluted earnings per share(1)				$0.50	$1.05	$0.23	$0.43
Cash dividends declared per share(1)				$—	$0.20	$0.20	$0.42

	August 31,					November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands)
Statement of Financial Condition:
Total assets	$399,526	$504,733	$603,827	$809,584	$1,057,207	$822,143	$1,455,551
Notes payable and subordinated debt	66,013	76,548	47,281	42,411	55,169	76,724	198,028
Obligations under capital leases	—	5,363	4,675	4,125	3,575	3,987	3,438
Minority interest	3,758	4,109	5,488	4,755	3,607	4,703	3,943
Redeemable common stock held by Employee Stock Ownership Plan (ESOP)(2)	—	—	—	4,487	6,079	4,487	6,079
Total stockholders’ equity	35,172	35,827	39,829	45,185	58,895	48,568	59,152

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(amounts in thousands, except percentage amounts)
Segment Data:
Income (loss) before minority interest and income tax expense:
Commodity and Risk Management Services	$5,591	$6,676	$7,907	$11,160	$21,937	$4,422	$7,564
Clearing and Execution Services	863	947	3,359	5,152	10,981	2,380	3,609
Financial Services	—	109	(447)	556	(19)	(104)	28
Grain Merchandising	2,002	1,869	2,230	(2,037)	(430)	(2)	1,120
Corporate	(3,188)	(3,535)	(4,029)	(4,800)	(7,938)	(1,325)	(1,871)

	$5,268	$6,066	$9,020	$10,031	$24,531	$5,371	$10,450

Other Data:
Revenues, net of cost of commodities sold(3)	$69,398	$82,148	$105,093	$126,753	$181,856	$39,306	$57,348

EBITDA(3)	$6,857	$9,382	$13,723	$16,027	$32,136	$6,983	$12,789
Return on equity(4)	9.5%	11.7%	16.5%	15.4%	30.1%	30.6%	42.8%
Exchange contract trading volume	10,648	16,268	29,911	36,240	47,467	11,049	13,367

Customer segregated assets, end of period	$262,482	$246,215	$389,953	$594,733	$764,847	$570,959	$860,372

(1)	The calculation of the basic and diluted shares outstanding for the year ended August 31, 2005 assumes the shares issued as a result of our March 1, 2005 restructuring had been issued and outstanding for the full fiscal year. Such information has been adjusted to reflect retroactively the 3-for-1 stock split effective February 26, 2007. See Note 21 to the consolidated financial statements for the years ended August 31, 2004, 2005 and 2006, and Note 10 to the consolidated financial statements for the three months ended November 30, 2005 and 2006. Historical earnings per-share and dividend data has been omitted for fiscal years prior to 2005 because earnings were distributed as patronage dividends to members based on the level of business conducted.
(2)	In the event a terminated plan participant desires to sell his or her shares of common stock, we may be required to purchase the shares from the participant at their appraised value. Redeemable common stock held by the ESOP represents our maximum obligation to purchase common stock distributed to a terminated plan participant based upon the most recent appraised value as of the applicable date. Upon completion of the offering described in this prospectus, our obligation to purchase such shares of common stock will cease in accordance with the terms of the ESOP and the amount reflected in redeemable common stock will thereafter be reflected in stockholders’ equity.
(3)	See “Non-GAAP Financial Measures” below.
(4)

Return on equity for each fiscal year is calculated by dividing the period’s net income by the average stockholders’ equity balance for such period. The average stockholders’ equity balance for a fiscal year is computed by averaging the fiscal quarterly stockholders’ equity balances, beginning with the August 31st balance of the most recently completed fiscal year. Return on equity for the three months ended November 30, 2005 and 2006 is calculated by dividing the three months’ net income by the average stockholders’ equity balance for the three months and then dividing that amount by 25%, representing one quarter of the fiscal year. The average stockholders’ equity balance for the three months is computed by averaging the stockholders’ equity balances at the beginning and end of the period.

Non-GAAP Financial Measures

The body of U.S. generally accepted accounting principles is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted under applicable GAAP guidance. In this prospectus, we disclose revenues, net of cost of commodities sold, and EBITDA, both of which are non-GAAP financial measures. Revenues, net of cost of commodities sold, is not a substitute for the GAAP measure of total revenues. EBITDA is not a substitute for the GAAP measure of net income or cash flows.

Revenues, Net of Cost of Commodities Sold

Revenues, net of cost of commodities sold, consists of total revenues presented as determined in accordance with GAAP, less the cost of commodities sold. Revenues, net of cost of commodities sold, is a non-GAAP financial measure that is used in this prospectus because our management considers it an important supplemental measure of our performance. Management believes revenues, net of cost of commodities sold, is a more relevant measure of both our revenue growth and our economic interest in these commodities transactions because it removes the effect of commodity price driven changes in revenue and cost of commodities sold, which may not have a meaningful effect on net income. In managing our business, management has historically focused on revenues derived from sales of commodities, net of cost of commodities sold. This financial measure is meaningful in managing our business as profit is driven more by the margin on commodities sold rather than the price of the commodities and analyzing consolidated costs and expenses as a percentage of total revenue is not meaningful because total revenues related to commodity sales is a disproportionately large number compared to margin. Measuring expense as a percentage of revenues, net of cost of commodities sold, provides a clearer understanding of the trends in costs and expenses and expense management.

The following table reconciles revenues, net of cost of commodities sold, with our total revenues.

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(dollars in thousands)
Revenues:
Commissions and clearing fees	$41,025	$48,947	$67,594	$76,674	$105,622	$23,057	$32,903
Service, consulting and brokerage fees	10,834	10,566	12,008	18,913	33,388	6,984	9,095
Interest	3,634	4,610	3,982	8,177	23,174	4,272	8,398
Other	2,088	4,299	4,521	7,463	2,638	480	492
Sales of commodities	838,361	1,164,334	1,536,209	1,290,620	1,129,983	315,216	448,788

Total revenues	895,942	1,232,756	1,624,314	1,401,847	1,294,805	350,009	499,676
Less: Cost of commodities sold	826,544	1,150,608	1,519,221	1,275,094	1,112,949	310,703	442,328

Revenues, net of cost of commodities sold	$69,398	$82,148	$105,093	$126,753	$181,856	$39,306	$57,348

EBITDA

EBITDA consists of net income before interest expense, income tax expense and depreciation and amortization. We have included EBITDA in this prospectus because our management uses it as an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly use EBITDA to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. Our management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income or cash flows and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, income tax expense and depreciation and amortization. The following table reconciles EBITDA with our net income.

	Year Ended August 31,					Three Months Ended November 30,
	2002	2003	2004	2005	2006	2005	2006
	(dollars in thousands)
						(unaudited)
Net income	$3,388	$4,305	$6,414	$6,580	$15,257	$3,383	$6,314
Plus: interest expense	1,297	3,040	4,418	3,946	5,705	1,168	2,239
Plus: depreciation and amortization	892	837	861	1,551	1,674	392	436
Plus: income tax expense	1,280	1,200	2,030	3,950	9,500	2,040	3,800

EBITDA	$6,857	$9,382	$13,723	$16,027	$32,136	$6,983	$12,789

Supplemental Financial Information

The table shown below presents our unaudited quarterly statements of operations data for fiscal 2005 and 2006, and for the three months ended November 30, 2006. This information has been derived from our unaudited financial information, which includes, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for these quarters. The per-share financial information reflects the effects of a 3-for-1 stock split which we completed on February 26, 2007. You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and other financial information included elsewhere in this prospectus.

	Quarter
	First	Second	Third	Fourth	Total
	(in thousands, except per share amounts)
2005
Total revenues	$445,489	$346,090	$315,370	$294,898	$1,401,847
Income (loss) before minority interest and income tax expense	$1,572	$3,222	$3,552	$1,685	$10,031
Net income	$930	$1,746	$2,226	$1,678	$6,580
Basic and diluted shares outstanding	12,927	12,927	12,969	13,455	13,071
Basic and diluted earnings per share	$0.07	$0.14	$0.17	$0.12	$0.50
2006
Total revenues	$350,009	$268,861	$358,798	$317,137	$1,294,805
Income (loss) before minority interest and income tax expense	$5,371	$6,556	$6,023	$6,581	$24,531
Net income	$3,383	$3,936	$4,051	$3,887	$15,257
Basic and diluted shares outstanding	14,484	14,487	14,490	14,537	14,499
Basic and diluted earnings per share	$0.23	$0.27	$0.28	$0.27	$1.05
2007
Total revenues	$499,676
Income (loss) before minority interest and income tax expense	$10,450
Net income	$6,314
Basic and diluted shares outstanding	14,537
Basic and diluted earnings per share	$0.43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital resources for the fiscal years ended August 31, 2006, 2005 and 2004 and the three months ended November 30, 2005 and 2006. This section should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview and Corporate Structure

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle-market customers in optimizing their profit margins and mitigating commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. In fiscal 2006, we served more than 7,500 customers and transacted more than 47.8 million contracts in the exchange-traded and OTC markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity inventories.

In the mid 1990’s, utilizing the expertise developed in providing risk management consulting services to our traditional grain-related customers, we began a period of growth driven by our strategic decision to expand into new products and customer segments. This expansion was further accelerated when we acquired Saul Stone & Company, which enhanced our execution and clearing capabilities and gave us the ability to clear all U.S. exchange-traded commodity futures and options contracts. As our business expanded, revenues from customers who were not among our cooperative members increased significantly. In late 2004, we recognized the need to align our corporate structure with the changed dynamics of our business and to provide access to capital to finance anticipated increases in our CFTC regulatory capital requirements. In March 2005, our members approved a restructuring plan, which resulted in our ceasing to operate as a cooperative and converted the interests of our members into common stock. Although the restructuring changed our ownership structure, our conversion did not have a meaningful impact on the way we operate our business. We seek to pursue opportunities for growth in our business by offering new products and services to our customers, and we expect this trend to continue.

We operate in four reportable segments consisting of Commodity and Risk Management Services (“C&RM”), Clearing and Execution Services, Financial Services and Grain Merchandising. We also report a Corporate and Other segment, which contains corporate expenses and equity investments not directly attributable to our operating segments.

Our profitability is primarily driven by the C&RM and Clearing and Execution Services segments of our business, as shown in the table below. While the revenues of our Grain Merchandising segment represent a large proportion of our total revenue, that segment is characterized by low operating profit margins. As a result, it is important that you read our consolidated financial statements in conjunction with the segment disclosure included below and in the notes to our consolidated financial statements. The following table sets forth for each segment the income (loss) before minority interest and income tax expense for each of the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Commodity and Risk Management Services	$7,907	$11,160	$21,937	$4,422	$7,564
Clearing and Execution Services	3,359	5,152	10,981	2,380	3,609
Financial Services	(447)	556	(19)	(104)	28
Grain Merchandising	2,230	(2,037)	(430)	(2)	1,120
Corporate and Other	(4,029)	(4,800)	(7,938)	(1,325)	(1,871)

Income before minority interest and income tax expense	$9,020	$10,031	$24,531	$5,371	$10,450

Factors that Affect Our Business

Our results of operations have been, and we expect will continue to be, affected principally by customer acceptance of risk management, commodity price volatility, transaction volumes, interest rates and our ability to develop new products for our customers.

Customer Acceptance of Risk Management

The growing sophistication of company managers and the heightened expectations of investors have increased the acceptance of commodity risk management strategies. Demand for risk management consulting services is growing in industries that have not traditionally been significant users of hedging techniques and the derivatives market. This increased demand drives our fee revenue from risk management consulting services and our commission and interest income generated from the trading activity of our customers. As we expand our customer base beyond the traditional users of derivative products, our ability to provide an analysis of the commodity markets and advise our customers about how to manage the commodity risk inherent in their businesses will continue to be an important driver in our ability to generate future revenues.

Commodity Price Volatility

Rising commodity price volatility historically has led to increases in transaction volume and better financial performance in both our C&RM and Clearing and Execution Services segments. High commodity price volatility affects our financial performance by increasing the uncertainty of the profit margins of intermediaries, end-users and producers, which ultimately leads them to derivatives as a way of mitigating their financial risk from changing prices. At the same time, market volatility creates opportunities for professional traders, who find derivatives a more efficient way to transact relative to traditional physical commodities. In general, high commodity price volatility increases the demand for risk management consulting services and trade execution and clearing by commodity producers, intermediaries, end-users and professional traders.

Transaction Volumes

Since 2002, market transaction volume, as measured by numbers of contracts, has increased due to higher commodity price volatility, product innovation and a shift to electronic trading. As noted above, high commodity price volatility results in increased demand for risk management consulting services and increased transaction volumes. In addition, product innovation in both the international exchange-traded and OTC markets has resulted in higher transaction volumes. The continued convergence of derivatives and cash markets and the expanded use of derivatives for hedging and investment purposes have been the primary drivers of this industry trend. The shift from open outcry, pit-based trading to electronic trading platforms has increased trading volume as customers are drawn to more efficient and lower cost markets.

Interest Rates

The level of prevailing short-term interest rates affects our profitability because a portion of our revenue is derived from interest earned from the investment of funds deposited with us by customers in our C&RM and Clearing and Execution Services segments. Our financial performance generally benefits from rising interest rates. Rising interest rates increase the amount of interest income earned from these customer deposits. In contrast, declining interest rates decrease the amount of interest income earned on customer deposits.

Product Development

Our ability to develop customized products to meet our customers’ specialized needs affects the overall profitability of our operations. These customized products often have unique and complex structures based on OTC traded contracts and we provide value-added service components to our customers that make these products more profitable for us.

Statement of Operations

Revenues

Our revenues are comprised of: (1) commissions and clearing fees, (2) risk management service, consulting and related brokerage fees, (3) interest income, (4) other revenues and (5) sales of physical commodities.

Commissions and clearing fees. Commissions and clearing fees represent revenues generated from exchange-traded transactions that we execute or clear in our C&RM and Clearing and Execution Services segments. Commissions and clearing fee revenue is a product of the number of transactions we process for our customers and the rate charged on those transactions. The rate that we charge our customers varies by type of customer, type of transaction and a customer’s volume of trading activity. The following table shows commissions and clearing fees and the number of exchange-traded contracts that we have executed or cleared for our customers in the C&RM and Clearing and Execution Services segments over the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
Commissions and clearing fees (in thousands)	$67,594	$76,674	$105,622	$23,057	$32,903
Exchange contract volume (in millions)	29.9	36.2	47.5	11.0	13.4

Commissions and clearing fees increased at a compounded annual growth rate (“CAGR”) of approximately 25.0% over the period from fiscal 2004 to fiscal 2006, and increased 42.7% from the three months ended November 30, 2005 to the three months ended November 30, 2006. Exchange-traded contract volume increased at a CAGR of approximately 26.0% over the period from fiscal 2004 to fiscal 2006, and increased 21.8% from the three months ended November 30, 2005 to the three months ended November 30, 2006. This growth was primarily due to increased trading of energy products and was also due to new customers in the Clearing and Execution Services segment, as well as new customers in the renewable fuels and the Latin America/China divisions within the C&RM segment.

Service, consulting and brokerage fees. Service, consulting and brokerage fees are revenue generated in the C&RM segment. Service revenues are monthly fees charged to IRMP customers for customized risk management consulting services. Brokerage fees are primarily generated from OTC derivative trades executed with our customers and with other counterparties but also include fees generated by the sale of various physical commodities. These brokerage fees vary on a per trade basis depending on the level of service provided and the type of transaction. Consulting fees are primarily fees we charge for providing various other risk management-related consulting services to customers, which are generally performed on either a monthly or project-by-project basis. The following table sets forth our service, consulting and brokerage fees and OTC contract volume for the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	($ in thousands)
Service, consulting and brokerage fees	$12,008	$18,913	$33,388	$6,984	$9,095
OTC contract volume	62,810	152,957	325,785	39,528	125,405

Service, consulting and brokerage fees have increased at a CAGR of approximately 66.8% from fiscal 2004 to fiscal 2006, and increased 30.2% from the three months ended November 30, 2005 to the three months ended November 30, 2006. This increase was primarily due to a 130.6% compounded annual increase in OTC contract volume from fiscal 2004 through the twelve months ended November 30, 2006. OTC volume is higher primarily due to new products in our commodity risk management business and due to new customers in the Latin America and renewable fuels divisions. Another source of the increase in this revenue category has been an increase in the number of IRMP clients and the average fees from them.

Interest income. Interest income is revenue generated from customer funds deposited with us to satisfy margin requirements and from our internally-generated cash balances invested at short-term interest rates. In addition, we earn interest income from financing fees related to grain inventory repurchase programs within our Financial Services segment. Interest revenue is primarily driven by the level of customer segregated assets deposited with us and the level of short-term interest rates. The level of customer segregated assets deposited with us is directly related to transaction volume and open contract interest of our customers. The following table sets forth interest income, customer segregated assets and 90-day Treasury bill rates for the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	($ in thousands)
Interest income	$3,982	$8,177	$23,174	$4,272	$8,398
Customer segregated assets, end of period	$389,953	$594,733	$764,847	$570,959	$860,372
90-day Treasury bill average rates for period	1.06%	2.60%	4.42%	3.79%	4.99%

Interest income has increased at a CAGR of approximately 141.2% from fiscal 2004 to fiscal 2006, and increased 96.6% from the three months ended November 30, 2005 to the three months ended November 30, 2006. This increase is primarily the result of higher short-term interest rates, an increase in investable customer segregated assets, which is related to the increase in contract trading volume, and increased activity in the grain inventory financing program.

Other revenues. Other revenues represents revenue generated from ocean vessel dockage and related income in our Grain Merchandising segment, profit-share arrangements in our Financial Services segment and income from equity investments. Additionally, we have historically included income received from non-recurring items such as litigation settlements, gains on the sale of exchange membership stock or exchange seats and other non-recurring items which can vary significantly. The following table sets forth other revenues for the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	($ in thousands)
Other revenues	$4,521	$7,463	$2,638	$480	$492

Other revenues have decreased at a compounded annual rate of 23.6% over the period from fiscal 2004 to fiscal 2006 and increased 2.5% from the three months ended November 30, 2005 to the three months ended November 30, 2006. In fiscal 2005, we experienced a significant increase in other revenues due to the sale of exchange memberships and the termination of a profit sharing agreement with a customer. The decrease in other revenue in fiscal 2006 reflects the lack of similar gains during the year.

Sales of commodities. Sales of commodities represents revenue generated from the sale of grain in the Grain Merchandising segment, the sale of fuel in the C&RM segment and the sale of various commodities in the Financial Services segment. The price of grain is volatile and is affected by various factors, including changes in the weather, economy and other factors affecting the supply and demand for grain. Although commodity sales generate a significant amount of our revenue, for management purposes we focus on the margin (gross profit) from commodity sales. The focus on gross profit from commodity sales removes the effect of commodity price driven changes on revenue and cost of goods sold, which may not have an effect on net income. The margin on commodity sales also provides a more meaningful comparison from period to period. The following table sets forth sales of commodities, commodities gross profit, grain bushels sold and fuel gallons sold for the three years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	($ in thousands)
Sales of commodities	$1,536,209	$1,290,620	$1,129,983	$315,216	$448,788
Commodities gross profit	$16,988	$15,526	$17,034	$4,513	$6,460
Grain bushels sold (millions)	257.9	258.0	235.9	66.6	78.5
Fuel gallons sold (millions)	104.4	18.2	4.4	1.3	0.8

Total revenues from the sale of commodities decreased at a compounded annual rate of 14.2% over the period from fiscal 2004 to fiscal 2006 and increased 42.4% from the three months ended November 30, 2005 to the three months ended November 30, 2006. The sales volume of commodities underlying revenue from sales of commodities varied by the type of commodity. Fuel sales in our C&RM business declined at a 76.9% compounded annual rate over the period, as we shifted our focus from handling physical fuels to only periodically participating as a principal in back-to-back ethanol transactions. We decided to exit the physical fuels business as the margins were inadequate. Grain volume sales over this period declined at a compounded annual rate of 1.8%.

Costs and Expenses

Cost of commodities sold. Cost of commodities sold represents the product of the volume of purchased commodities and the cost of these commodities. Commodities purchased include grain in our Grain Merchandising segment, renewable fuels and gasoline in our C&RM segment and various commodities in our Financial Services segment. The price of commodities and volume sold are variable, and can be influenced by weather conditions and general economic, market and regulatory factors.

Employee compensation and commissions. Employee compensation and commissions consists of salaries, incentive compensation, commissions and bonuses and is one of our primary operating expenses. We classify employees as either risk management consultants or salaried and support personnel, which includes our executive officers. The most significant component of our compensation expense is the employment of our risk management consultants, who are compensated with commission based on the revenues that their customers generate. Accordingly, our commission expense component is variable and is dependent on our commissions revenue and service, consulting and brokerage fee revenue.

Pit brokerage and clearing fees. Pit brokerage and clearing fees relate directly to expenses for exchange-traded futures and options clearing and settlement services, including fees we pay to the exchanges and the floor pit brokers. These fees are variable and fluctuate based on transaction volume.

Introducing broker commissions. Introducing broker commissions are commissions that we pay to non-employee third parties that have introduced customers to us. Introducing brokers are individuals or organizations that maintain relationships with customers and accept futures and options orders from those customers. We directly provide all account, transaction and margining services to introducing brokers, including accepting money, securities and property from the customers. The commissions we pay an introducing broker varies based on a variety of factors, including on the trading volume of the customers introduced to our company. This expense is variable and is directly related to the overall volume of trades by those customers.

Employee benefits and payroll taxes expense. Employee benefits and payroll taxes expense consist primarily of employee health insurance, a defined benefit pension plan, a defined contribution 401K/ESOP plan, and payroll taxes. Accordingly, these expenses normally fluctuate in relation to employee compensation and commissions and the number of employees that we employ.

Interest expense. Interest expense consists of interest charged to us by our lenders on the loans, lines of credit and letters of credit outstanding. Our interest expense depends on the amount of debt outstanding and the interest rate environment, with all of our credit lines bearing interest at variable rates. Interest expense in our Grain Merchandising segment is affected by grain prices and the volume of bushels purchased and sold, as changes in these factors impact the amount of borrowings required to finance grain purchases and by the duration of sales transactions, which typically is longer for exported grain.

Depreciation. Depreciation expense arises from the depreciation of property, equipment and leasehold improvements. Beginning in fiscal 2005, depreciation within the Grain Merchandising segment increased significantly when grain bins at our Mobile, Alabama, port facility, recorded as a capital lease, were placed into service.

Bad debt expense. Bad debt expense consists of both amounts written off based on known defaults of customers and brokers, as well as an allowance for accounts that we believe may become uncollectible through our review of the historical aging of our receivables and our monitoring of the financial strength of our customers.

Other expenses. Other expenses consist primarily of office and equipment rent, communications, marketing information, travel, advertising, insurance, professional fees and other various expenses. The majority of these expenses are relatively fixed in nature and do not necessarily vary directly with changes in revenue.

Minority interest. Minority interest reflects the 30% minority interest held by Agrex, Inc., a subsidiary of Mitsubishi Corporation, in FGDI LLC, the subsidiary that comprises our Grain Merchandising segment. Prior to March 31, 2006, minority interest also included a 30% interest held by an unaffiliated third party in FCStone Merchants Services, LLC. Effective March 31, 2006, FCStone Merchant Services redeemed the minority ownership interest in accordance with the Limited Liability Company Agreement.

Income tax expenses. Income tax expenses consist of current and deferred tax expense relating to federal, state and local taxes. We file a consolidated federal income tax return and combined state and local income tax returns for all wholly-owned subsidiaries.

Revenues, Net of Cost of Commodities Sold

Revenues, net of cost of commodities sold, consists of total revenues presented as determined in accordance with GAAP, less the cost of commodities sold. Revenues, net of cost of commodities sold, is a non-GAAP financial measure that is used in this prospectus because our management considers it an important supplemental measure of both our revenue growth and our performance. Management believes revenues, net of cost of commodities sold, is a more relevant measure of our economic interest in these commodities transactions because it removes the effect of commodity price driven changes in revenue and cost of commodities sold, which may not have a meaningful effect on net income. In managing our business, management has historically focused on revenues derived from sales of commodities, net of cost of commodities sold. This financial measure is meaningful in managing our business as profit is driven more by the margin on commodities sold rather than the price of the commodities and analyzing consolidated costs and expenses as a percentage of total revenue is not meaningful because total revenues related to commodity sales is a disproportionately large number compared to margin. Measuring expense as a percentage of revenues, net of cost of commodities sold, provides a clearer understanding of the trends in costs and expenses and expense management.

Revenues, net of cost of commodities sold, have increased at a CAGR of approximately 31.5% over the period from $105.1 million in fiscal 2004, to $181.8 million in fiscal 2006. Revenues, net of cost of commodities sold, increased 45.8% from $39.3 million in the three months ended November 30, 2005, to $57.3 million in the three months ended November 30, 2006. These changes were primarily due to increased exchange trading, and OTC contract volume trading by our customers, and due to additional interest income from higher short-term interest rates and increased customer segregated funds.

The Grain Merchandising segment acts as a dealer in and manager of physical grain and fertilizer through a 70% interest in FGDI, LLC (“FGDI”). FGDI acts as a grain dealer in the United States and international markets, with operations primarily in Asia, Latin America and Canada. For the year ended August 31, 2006 and the three months ended November 30, 2006, approximately 87% and 90%, respectively, of our revenues and approximately 88% and 90%, respectively, of our costs and expenses, were attributable to sales of commodities in our company. Because FGDI is a capital-intensive, low margin business, we have determined that maintaining a majority stake in FGDI is no longer necessary to meet our objectives in this area. We have conducted preliminary discussions with Agrex Inc., the other member of FGDI, regarding the sale of a portion of our interest in FGDI with the intention of reducing our interest in FGDI to a minority ownership interest. If such a sale is consummated, we anticipate that, under applicable accounting standards, FGDI’s revenues and costs and expenses would no longer be consolidated in our consolidated statements of operations for future periods. Under the equity method of accounting, we would instead report our proportionate share of FGDI’s net income as a single line item on our consolidated statements of operations. Also, we would discontinue reporting a minority interest in FGDI. There can be no assurance that such a sale will be successfully negotiated or consummated.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis. The preparation of these financial statements requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary materially from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made; if different estimates reasonably could have been used; or if changes in the estimate that are reasonably likely to occur periodically could materially impact the financial statements. We believe the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for trade receivables and deficits on customer commodity accounts. The allowances for doubtful accounts are significant estimates, and are maintained at a level considered appropriate by our management based on analyses of the historical aging of our receivables, credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. If we become aware of a customer’s inability to meet its financial obligations, we establish a specific allowance for a potential bad debt expense to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense. The valuation of the allowances for doubtful accounts is evaluated on a quarterly basis.

Inventories

Grain inventories are carried at net realizable value, which approximates market value. Estimates are used in determining the net realizable value of grain. These estimates include measurement of the quantity of grain in bins and other storage facilities, and involve considerations of the grading of the commodity and the basis adjustment for location and expected costs to sell. If estimates regarding reserves for inventory shrinkage, the grade of the commodity or the valuation of the basis adjustment are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Open Contracts and Hedge Policy—Grain Merchandising

Open cash and futures contracts for the purchase and sale of grain are reported at market value and the resulting gains or losses are recognized currently in earnings. Market value includes a quoted exchange component and a basis component. The basis component represents a significant estimate, and is directly influenced by several factors, including transportation costs and local supply and demand conditions. If estimates regarding the valuation of the basis component are less favorable than management’s assumptions, then a write-down of open contract equity may be required. Additionally, we are exposed to risks that we may not have sufficient grain to deliver into our contracts and thus would be obligated to purchase grain at prevailing market rates in order to meet such commitments. We follow the policy of hedging our grain transactions through the use of those cash and futures contracts in order to minimize risk due to market fluctuations.

Open Contracts—Over-The-Counter

We broker over-the-counter option and commodity swap contracts between customers and external counterparties. The contracts are arranged on an offsetting basis, limiting our risk to performance of the two parties. Due to our role as a principal participating in both sides of these contracts, the option and swap contracts are presented gross on the consolidated statement of financial condition at their respective market values, net of offsetting assets and liabilities with the same customer or counterparty where right of offset exists. The valuation estimates for a significant portion of the market values of these open contracts are provided by an independent third party vendor; however, the market values of certain contracts are subject to valuation estimates developed by us. These valuation estimates are developed after considering market prices obtained from independent sources and quotes obtained from market participants. If estimates regarding the valuation of these open option and swap contracts are less favorable than management’s assumptions, we may be at risk of overstating both contract assets and liabilities or understating both contract assets and liabilities on the consolidated statements of financial condition. The offsetting nature of the contracts eliminates the effects of market fluctuations on our consolidated statements of operations.

Pensions

We have noncontributory defined benefits pension plans for most of our employees. Our funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee

Retirement Income Security Act of 1974, plus any additional amount we may deem to be appropriate. We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A minimum liability is required to be established in the Consolidated Statements of Financial Condition representing the amount of unfunded accrued pension cost. This represents the difference between the accumulated benefit obligation, net of accrued pension liabilities and the fair value of plan assets and is recorded as a reduction to stockholders’ equity through accumulated other comprehensive income, net of tax, in the Consolidated Statements of Financial Condition. As of August 31, 2006, we have recorded an accumulated reduction to stockholders’ equity of approximately $2.0 million.

To account for our defined benefits pension plan in accordance with SFAS No. 87, we must make three main determinations at the end of each year: First, we must determine the actuarial assumptions for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligations for the end of the current fiscal year and to determine the net periodic pension cost for the subsequent fiscal year. For guidance in determining the rate, we look at rates of return on high-quality fixed-income investments and periodic published rate ranges. See Note 6 to the Consolidated Financial Statements for a listing of the discount rates used.

Second, we must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the accumulated and projected benefit obligation for the end of the current fiscal year and to determine the net periodic pension cost for the subsequent fiscal year. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively. See Note 6 to the Consolidated Financial Statements for a table showing the rates used.

Third, we must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. The expected returned on plan assets reflects asset allocation, investment strategy and the view of investment managers and other large pension plan sponsors. See the table in Note 6 to the Consolidated Financial Statements for the expected long-term rates used.

Stock-Based Compensation

During June 2006, the Company issued stock options and adopted the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). The options were fully vested and exercisable upon issuance. Given the absence of an active market for our common stock, to assist us in evaluating the estimated fair value of our common stock, we engaged an independent valuation specialist to perform a contemporaneous valuation as of the grant date. The exercise price of the stock options granted was based on this contemporaneous valuation. For financial reporting, the value of the stock options used to record compensation expense was based upon an option-pricing model using the minimum value method as allowed under SFAS 123 and was recognized as an expense in the period granted.

Assuming an initial offering price of our common stock of $22.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the fair value of the vested options outstanding at November 30, 2006 was $17.1 million.

The public offering price of our common stock, estimated above, will exceed the exercise price of options issued by us in June 2006 by $14.25 per share. We believe that this increase in the fair value of our common stock was primarily attributable to the following developments during the subsequent period:

•

On January 16, 2007, we filed our consolidated financial statements for the three months ended November 30, 2006 with the Securities and Exchange Commission. We experienced exchange-traded contract volume and related commission revenue increases in the three months ended November 30, 2006 over the same period in 2005. These increases were driven by a significant Fall 2006 commodity price rally in the grain markets and continued volatility in the energy commodities markets. As a result, we reported extremely strong first quarter results of $6.3 million of net income that were significantly ahead of our first quarter fiscal 2007 projections and prior year first quarter 2006 net income of $3.4 million:

•

On November 29, 2006, we filed our consolidated financial statements for the fiscal year ended August 31, 2006. We experienced higher exchange-traded and OTC contract volumes from new and existing customers due to continued volatility in the grain and energy commodities markets and an increase in customer segregated assets. As a result, we reported net income of $15.3 million for fiscal 2006, a significant increase from $6.6 million in fiscal 2005 as the third and fourth quarter of fiscal 2006 exceeded our projections;

•

On October 12, 2006, we filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of our common stock which, if successful, should result in a more liquid market for our common stock. The June 2006 contemporaneous valuation included a 25% discount for lack of marketability of our common stock;

•	On June 30, 2006 we further invested in a startup biodiesel company which is expected to compete in the rapidly growing alternative fuels industry;

•

Since June 2006, strategic and capital raising transactions have demonstrated an increased level of interest in our industry. For example, the NYMEX Holdings, Inc. initial public offering priced significantly above its forecasted range.

Determining the fair value of our stock requires making complex and subjective judgments. Our approach to valuation is based on a discounted future cash flow approach that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates.

Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of such additional value can be measured with neither precision nor certainty.

The completion of the proposed offering will have a dilutive effect on the calculation of diluted earnings per share due to currently vested and unexercised stock options and the expected increase in share value following the initial public offering.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), replacing SFAS 123. This statement requires that the compensation cost relating to share based payment transactions be recognized in the financial statements. Compensation cost is to be measured based on the estimated fair value of the equity-based compensation awards issued as of the grant date. The related compensation expense will be based on the estimated number of awards expected to vest and will be recognized over the requisite service period (often the vesting period) for each grant. The statement requires the use of assumptions and judgments about future events and some of the inputs to the valuation models will require considerable judgment by management. FAS 123(R) replaces FAS 123 and supersedes APB 25. The Company adopted FAS 123(R) effective September 1, 2006 using the modified prospective transition method. Under this method, SFAS 123(R) is applied to new awards and to awards modified, repurchased or cancelled after August 31, 2006. Accordingly, SFAS 123(R) will not impact the options granted in fiscal 2006, unless they are subsequently modified.

Income Taxes

We account for income taxes under SFAS 109, “Accounting for Income Taxes.” Under the standard, certain assumptions are made which represent significant estimates. These estimates are required because: (a) income tax returns are generally filed months after the close of our annual accounting period; (b) tax returns are subject to audit by taxing authorities and audits can often take years to complete and settle; and (c) future events often impact the timing of when we recognize income tax expenses and benefits. Our assumptions are supported by historical data and reasonable projections and are reviewed quarterly by management. We routinely evaluate all deferred tax assets to determine the likelihood of their realization. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We have not recorded a valuation allowance as of August 31, 2005 and 2006.

Contingencies

As discussed in Note 14 to the consolidated financial statements (“Note 14”), certain legal proceedings are pending or threatened in various United States and foreign jurisdictions. We record provisions in the consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. To the extent a range of potential outcomes is identified and no outcome is deemed more likely than another, we record our liability at the lower end of the range.

Results of Operations

Three Months Ended November 30, 2006, Compared to Three Months Ended November 30, 2005

Executive Summary

Net income increased $2.9 million, or 85.3%, from $3.4 million in the three months ended November 30, 2005, to $6.3 million in the three months ended November 30, 2006. This increase was primarily driven by higher exchange-traded and OTC contract traded volumes from new and existing customers, higher interest rates and larger interest-earning segregated customer balances. Exchange-traded contract volume increased by 2.4 million contracts, or 21.8%, from 11.0 million in the three months ended November 30, 2005, to 13.4 million in the three months ended November 30, 2006. The exchange-traded contract volume and related commission revenue increases in the C&RM segment were driven by a significant Fall 2006 commodity price rally in the grain markets. In the Clearing and Execution Services segment, the contract volume and commission increases were driven primarily by continued volatility in the energy, metals and soft (coffee, sugar and cocoa) commodities. OTC contract trading volume also increased by 85,877 contracts, or 217.3%, from 39,528 in the three months ended November 30, 2005, to 125,405 in the three months ended November 30, 2006. The growth in OTC contract trading volume was primarily due to growth in our renewable fuels and Latin America/Brazilian businesses. Our increasing penetration of the renewable fuels business in particular resulted in a sharp increase in volume during the three months ended November 30, 2006. The following chart provides revenues, costs and expenses, and net income for the periods comparison.

	Three Months Ended November 30, 2005		Three Months Ended November 30, 2006		Variance
	In Thousands	% of Revenue, Net of Cost of Commodities Sold	In Thousands	% of Revenue, Net of Cost of Commodities Sold	In Thousands	% Change
Sales of commodities	$315,216	N/M	$448,788	N/M	$133,572	42.4%
Cost of commodities sold	310,703	N/M	442,328	N/M	131,625	42.4%

Gross profit on commodities sold	4,513	11.5%	6,460	11.2%	1,947	43.1%
Commissions and clearing fees	23,057	58.6%	32,903	57.4%	9,846	42.7%
Service, consulting and brokerage fees	6,984	17.8%	9,095	15.9%	2,111	30.2%
Interest	4,272	10.9%	8,398	14.6%	4,126	96.6%
Other revenues	480	1.2%	492	0.9%	12	2.5%

Revenue, net of cost of commodities sold (1)	39,306	100.0%	57,348	100.0%	18,042	45.9%

Other costs and expenses
Employee compensation and broker commissions	9,666	24.6%	11,791	20.6%	2,125	22.0%
Pit brokerage and clearing fees	10,132	25.8%	14,864	25.9%	4,732	46.7%
Introducing broker commissions	4,426	11.2%	7,369	12.8%	2,943	66.5%
Employee benefits and payroll taxes	2,201	5.6%	2,647	4.6%	446	20.3%
Interest expense	1,168	3.0%	2,239	3.9%	1,071	91.7%
Depreciation	392	1.0%	436	0.8%	44	11.2%
Bad debt expense	255	0.6%	1,420	2.5%	1,165	456.9%
Other expenses	5,695	14.5%	6,132	10.7%	437	7.7%

Total costs and expenses (excluding cost of commodities sold)	33,935	86.3%	46,898	81.8%	12,963	38.2%

Income before income tax expense and minority interest	5,371	13.7%	10,450	18.2%	5,079	94.6%
Minority interest	(52)	(0.1)%	336	0.6%	388	746.2%
Income tax expense	2,040	5.2%	3,800	6.6%	1,760	86.3%

Net income	$3,383	8.6%	$6,314	11.0%	$2,931	86.6%

(1)	Revenues, net of cost of commodities sold, consist of total revenues presented with the sales of commodities net of cost of commodities sold. See “Non-GAAP Financial Measures” for further discussion of revenues, net of cost of commodities sold.

N/M – Percentage is not meaningful.

Revenues and Cost of Commodities Sold

Revenues, net of cost of commodities sold, increased $18.0 million, or 45.9%, from $39.3 million in the three months ended November 30, 2005, to $57.3 million in the three months ended November 30, 2006.

Sale of Commodities and Cost of Commodities Sold. Sales of commodities increased by $133.6 million, or 42.4%, from $315.2 million in the three months ended November 30, 2005, to $448.8 million in the three months ended November 30, 2006. Cost of commodities sold increased $131.6 million, or 42.4%, from $310.7 million in the three months ended November 30, 2005, to $442.3 million in the three months ended November 30, 2006. The increase in sales and cost of commodities sold was due to an increase in grain bushels handled and increased grain prices, which together accounted for $130.9 million and $129.0 million of the increase in sales and cost of commodities sold, respectively. Grain bushels handled increased by 11.9 million, or 17.9%, from 66.6 million in the three months ended November 30, 2005, to 78.5 million in the three months ended November 30, 2006. The increase in bushels handled was primarily due to the large 2006 crop yield and strong demand for corn, soybeans and wheat both domestically and internationally. As a result of such volume, the gross profit on commodities sold increased $2.0 million, or 43.1%, from $4.5 million in the three months ended November 30, 2005, to $6.5 million in the three months ended November 30, 2006.

Commissions and Clearing Fees. Commissions and clearing fees increased $9.8 million, or 42.7%, from $23.1 million in the three months ended November 30, 2005, to $32.9 million in the three months ended November 30, 2006. The increase was due to higher trading volume, especially in the C&RM segment, where we earn higher commission rates. Overall exchange-traded total volume increased by 2.4 million, or 21.8%, from 11.0 million contracts in the three months ended November 30, 2005, to 13.4 million contracts in the three months ended November 30, 2006. This increase was primarily related to a large Fall 2006 price rally in the grain markets and continued volatility in the energy markets.

Service, Consulting and Brokerage Fees. Service, consulting and brokerage fees increased $2.1 million, or 30.2%, from $7.0 million in the three months ended November 30, 2005, to $9.1 million in the three months ended November 30, 2006. The revenue increase resulted primarily from an increase in OTC contract volume from our renewable fuels customers and Latin America/Brazilian customers. OTC contract volume increased 85,000, or 212.5%, from approximately 40,000 contracts in the three months ended November 30, 2005, to approximately 125,000 contracts in the three months ended November 30, 2006.

Interest Income. Interest income increased $4.1 million, or 96.6%, from $4.3 million in the three months ended November 30, 2005, to $8.4 million in the three months ended November 30, 2006. The increase was primarily due to higher short-term interest rates, additional customer segregated funds and increased activity in the grain inventory financing program.

Other Revenues. Other revenues increased by $12,000, or 2.5%, from $480,000 in the three months ended November 30, 2005, to $492,000 in the three months ended November 30, 2006, and were primarily comprised of railcar sublease income and truck brokerage income.

Other Costs and Expenses

Employee Compensation and Broker Commissions. Employee compensation and broker commissions increased $2.1 million, or 22.0%, from $9.7 million in the three months ended November 30, 2005, to $11.8 million in the three months ended November 30, 2006. The expense increase was primarily a result of volume-related increased broker commissions driven by higher revenues in the C&RM segment, and to a lesser extent additional personnel.

Pit Brokerage and Clearing Fees. Pit brokerage and clearing fees increased $4.8 million, or 46.7% from $10.1 million in the three months ended November 30, 2005, to $14.9 million in the three months ended November 30, 2006. This increase was entirely related to increased volumes of exchange-traded and cleared contracts.

Introducing Broker Commissions. Introducing broker commissions increased $3.0 million, or 66.5%, from $4.4 million in the three months ended November 30, 2005, to $7.4 million in the three months ended November 30, 2006. The increase was primarily due to higher contract trading volumes from customers introduced by our introducing brokers in the Clearing and Execution Services segment.

Employee Benefits and Payroll Taxes. Employee benefits and payroll taxes increased $0.4 million, or 20.3%, from $2.2 million in the three months ended November 30, 2005, to $2.6 million in the three months ended November 30, 2006. This increase was primarily related to the higher payroll taxes from increased employee compensation and broker commissions.

Interest. Interest expense increased $1.0 million, or 91.7%, from $1.2 million in the three months ended November 30, 2005, to $2.2 million in the three months ended November 30, 2006. This increase was due primarily to higher short-term interest rates and higher borrowings as a result of increased activity in the grain inventory financing program and in our grain merchandising operations.

Depreciation. Depreciation increased $44,000, or 11.2%, from $392,000 in the three months ended November 30, 2005, to $436,000 in the three months ended November 30, 2006, which was due to our increase in capital expenditures.

Bad Debt Expense. Bad debt expense increased $1.1 million, from $0.3 million in the three months ended November 30, 2005, to $1.4 million in the three months ended November 30, 2006. This increase was primarily due to the inability of a commodity pool limited partnership, for which a subsidiary of the Company acted as a general partner and commodity pool operator, to meet a margin call from assets of the pool. The resulting liquidation of pool positions under continuing adverse market conditions resulted in a charge of $1.3 million.

Other Expenses. Other expenses increased $0.4 million, or 7.7% from $5.7 million in the three months ended November 30, 2005, to $6.1 million in the three months ended November 30, 2006. This additional expense was primarily due to increases in professional fees and rent in support of the business.

Income Tax Expense. Our provision for income taxes increased $1.8 million, or 86.3%, from $2.0 million in the three months ended November 30, 2005, to $3.8 million in the three months ended November 30, 2006. The increase was due to higher income before income tax expense, as our effective income tax rate remained constant at 37.6% in the three months ended November 30, 2005 and 2006, respectively.

Year Ended August 31, 2006, Compared to Year Ended August 31, 2005

Executive Summary

Net income increased $8.7 million, or 131.9%, from $6.6 million in fiscal 2005, to $15.3 million in fiscal 2006. This increase was primarily driven by higher exchange-traded and OTC contract trading volumes from new and existing customers, along with higher interest rates applicable to larger segregated customer balances. The following chart provides revenues, costs and expenses, and net income for the period comparison:

	Year Ended August 31, 2005		Year Ended August 31, 2006		Variance
	In Thousands	% of Revenues, Net of Cost of Commodities Sold	In Thousands	% of Revenues, Net of Cost of Commodities Sold	In Thousands	% Change
Sales of commodities	$1,290,620	N/M	$1,129,983	N/M	$(160,637)	(12.4)%
Cost of commodities sold	1,275,094	N/M	1,112,949	N/M	(162,145)	(12.7)%

Gross profit on commodities sold	15,526	12.2%	17,034	9.4%	1,508	9.7%

Commissions and clearing fees	76,674	60.5%	105,622	58.1%	28,948	37.8%
Service, consulting and brokerage fees	18,913	14.9%	33,388	18.4%	14,475	76.5%
Interest	8,177	6.5%	23,174	12.7%	14,997	183.4%
Other revenues	7,463	5.9%	2,638	1.5%	(4,825)	(64.7)%

Revenues, net of cost of commodities sold(1)	126,753	100.0%	181,856	100.0%	55,103	43.5%

Other costs and expenses
Employee compensation and broker commissions	32,578	25.7%	44,229	24.3%	11,651	35.8%
Pit brokerage and clearing fees	33,141	26.1%	47,613	26.2%	14,472	43.7%
Introducing broker commissions	14,459	11.4%	22,826	12.6%	8,367	57.9%
Employee benefits and payroll taxes	8,044	6.3%	9,801	5.4%	1,757	21.8%
Interest	3,946	3.1%	5,705	3.1%	1,759	44.6%
Depreciation	1,551	1.2%	1,674	0.9%	123	7.9%
Bad debt expense	4,077	3.2%	1,909	1.0%	(2,168)	(53.2)%
Other expenses	18,926	14.9%	23,568	13.0%	4,642	24.5%

Total costs and expenses (excluding cost of commodities sold)	116,722	92.1%	157,325	86.5%	40,603	34.8%

Income before income tax expense and minority interest	10,031	7.9%	24,531	13.5%	14,500	144.6%

Minority interest	(499)	(0.4)%	(226)	(0.1)%	273	54.7%
Income tax expense	3,950	3.1%	9,500	5.2%	5,550	140.5%

Net income	$6,580	5.2%	$15,257	8.4%	$8,677	131.9%

(1)	Revenues, net of cost of commodities sold, consists of total revenues presented with the sales of commodities net of cost of commodities sold. See “Selected Financial Data—Non-GAAP Financial Measures” for further discussion of revenues, net of cost of commodities sold.

N/M– Percentage is not meaningful.

Revenues and Cost of Commodities Sold

Revenues, net of cost of commodities sold, increased $55.1 million, or 43.5%, from $126.8 million in fiscal 2005, to $181.9 million in fiscal 2006.

Sale of Commodities and Cost of Commodities Sold. Sales of commodities decreased by $160.6 million, or 12.4%, from $1,290.6 million in fiscal 2005, to $1,130.0 million in fiscal 2006. Cost of commodities sold decreased $162.1 million, or 12.7%, from $1,275.1 million in fiscal 2005, to $1,112.9 million in fiscal 2006. The decrease in sales and cost of commodities sold was due to a decrease in grain bushels handled, grain prices and physical fuel sales, offset by an increase in energy sold through financing transactions we entered into as a principal. Grain bushels handled decreased by 22.1 million bushels, or 8.6%, from 258.0 million bushels in fiscal 2005, to 235.9 million bushels in fiscal 2006. The decrease in bushels handled was the result of our decision to reduce purchases of grain for export due to less favorable market conditions, which resulted in a decline in export volume. The decrease in grain bushels handled accounted for $160.3 million of the decrease in sales and cost of commodities sold. In addition, grain prices declined and also resulted in lower sales and cost of commodities sold. Physical fuel sales declined 13.8 million gallons, or 75.8%, from 18.2 million gallons in fiscal 2005, to 4.4 million gallons in fiscal 2006. This decline resulted in a $18.3 million decrease in revenue from fuel sales and was due to our shift in focus from handling physical fuels to only periodically participating as a principal in back-to-back ethanol transactions. The number of financing transactions we entered into as a principal increased, resulting in a $18.5 million increase in sales and cost of commodities sold. Gross profit on commodities sold increased $1.5 million, or 9.7%, from $15.5 million in fiscal 2005, to $17.0 million in fiscal 2006.

Commissions and Clearing Fees. Commissions and clearing fees increased $28.9 million, or 37.8%, from $76.7 million in fiscal 2005, to $105.6 million in fiscal 2006. The increase was due to higher trading volume, which increased by 11.3 million exchange-traded contracts, or 31.2%, from 36.2 million contracts in fiscal 2005, to 47.5 million contracts in fiscal 2006. Revenues increased approximately in line with trading volume, as there was little change in the average revenue per trade during the period.

Service, Consulting and Brokerage Fees. Service, consulting and brokerage fees increased $14.5 million, or 76.5%, from $18.9 million in fiscal 2005, to $33.4 million in fiscal 2006. This increase was primarily due to an increase in OTC contract volume from our energy, renewable fuels, grain risk management and Latin American and Chinese customers. OTC contract volume increased 172,828 contracts, or 113.0%, from 152,957 contracts in fiscal 2005, to 325,785 contracts in fiscal 2006. In addition, we experienced an increase in consulting fees due to more customers and higher average fees in the IRMP.

Interest Income. Interest income increased $15.0 million, or 183.4%, from $8.2 million in fiscal 2005, to $23.2 million in fiscal 2006. The increase was primarily due to higher short-term interest rates, increased customer segregated assets and increased activity in the grain inventory financing program.

Other Revenues. Other revenues decreased by $4.8 million, or 64.7%, from $7.5 million in fiscal 2005, to $2.6 million in fiscal 2006. The decrease was primarily due to a gain of $1.8 million from the sale of a CBOT seat recognized in fiscal 2005, a gain of $0.9 million recognized in fiscal 2005 as a result of the termination of a shared profit agreement with a customer, a $0.8 million decrease in revenue earned as a profit share from financing transactions, a $1.0 million decrease in service revenues from shipping grain, and a $0.7 million loss related to an unaffiliated equity investment recognized in fiscal 2006.

Other Costs and Expenses

Employee Compensation and Broker Commissions. Employee compensation and broker commissions increased $11.7 million, or 35.8%, from $32.6 million in fiscal 2005, to $44.2 million in fiscal 2006. This increase was primarily a result of a volume-related increase in broker commissions due to the higher revenues in our C&RM segment, and higher executive and staff incentive compensation due to higher net income.

Pit Brokerage and Clearing Fees. Pit brokerage and clearing fees increased $14.5 million, or 43.7%, from $33.1 million in fiscal 2005, to $47.6 million in fiscal 2006. This increase was directly related to increased volume of exchange-traded contracts.

Introducing Broker Commissions. Introducing broker commissions expense increased $8.4 million, or 57.9%, from $14.5 million in fiscal 2005, to $22.8 million in fiscal 2006. The increase was due to higher contract volumes from customers introduced by our introducing brokers in the Clearing and Execution segment.

Employee Benefits and Payroll Taxes. Employee benefits and payroll taxes increased $1.8 million, or 21.8%, from $8.0 million in fiscal 2005, to $9.8 million in fiscal 2006, primarily related to higher employee compensation and broker commissions, and increased pension plan costs.

Interest Expense. Interest expense increased $1.8 million, or 44.6%, from $3.9 million in fiscal 2005, to $5.7 million in fiscal 2006. The increase was primarily due to higher short-term interest rates and higher borrowings as a result of increased activity in the grain inventory financing program.

Depreciation. Depreciation increased $0.1 million, or 7.9%, from $1.6 million in fiscal 2005, to $1.7 million in fiscal 2006.

Bad Debt Expense. Bad debt expense decreased $2.2 million, or 53.2%, from $4.1 million in fiscal 2005, to $1.9 million in fiscal 2006. The decrease was primarily due to the $3.2 million write-off of two international receivables on grain sold in fiscal 2005. In 2006, a $1.0 million charge was recorded due to the bankruptcy of a customer in our Grain Merchandising segment, in addition to an increase in our provision.

Other Expenses. Other expenses increased $4.6 million, or 24.5%, from $18.9 million in fiscal 2005, to $23.6 million in fiscal 2006. This additional expense was due to increases in office, equipment and facilities rent and expenses, travel expenses, marketing expenses and technology to support our business, professional fees, and insurance costs.

Income Tax Expense. Our provision for income taxes increased $5.6 million, or 140.5%, from $4.0 million in fiscal 2005, to $9.5 million in fiscal 2006. This increase was due primarily to our significantly higher income before income taxes of $24.8 million in 2006 versus $10.5 million in 2005. As a result, we moved to a higher tax bracket and the effective income tax rate increased from 37.5% in fiscal 2005, to 38.4% in fiscal 2006.

Year Ended August 31, 2005, Compared to Year Ended August 31, 2004

Executive Summary

Net income increased $0.2 million, or 2.6%, from $6.4 million in fiscal 2004, to $6.6 million in fiscal 2005. Although our net income increased modestly during the period, our revenues, net of cost of commodities, increased $21.7 million, or 20.6%, in fiscal 2005 compared to fiscal 2004. The increase in revenue, net of commodities sold, resulted from higher short-term interest rates, increased customer segregated assets, higher exchange-traded and OTC contract trading volume, and the gain of $1.8 million on the sale of a Chicago Board of Trade (“CBOT”) seat. Net income growth did not match the growth in revenues, net of commodities sold, due primarily to an increase in bad debt expense and a higher effective income tax rate. In fiscal 2005 we recorded a bad debt expense of $3.4 million related to the write-off of two international grain merchandising-related receivables. We also experienced a higher effective income tax rate due to our restructuring in fiscal 2005 and our no longer being able to use the patronage dividend deduction, which is a tax deduction for all patronage dividends distributed to cooperative members. The following chart provides revenues, costs and expenses, and net income for the period comparison.

	Year Ended August 31, 2004		Year Ended August 31, 2005		Variance
	In Thousands	% of Revenues, Net of Cost of Commodities Sold	In Thousands	% of Revenues, Net of Cost of Commodities Sold	In Thousands	% Change
Sales of commodities	$1,536,209	N/M	$1,290,620	N/M	$(245,589)	(16.0)%
Cost of commodities sold	1,519,221	N/M	1,275,094	N/M	(244,127)	(16.1)%

Gross profit on commodities sold	16,988	16.2%	15,526	12.2%	(1,462)	(8.6)%
Commissions and clearing fees	67,594	64.3%	76,674	60.5%	9,080	13.4%
Service, consulting and brokerage fees	12,008	11.4%	18,913	14.9%	6,905	57.5%
Interest	3,982	3.8%	8,177	6.5%	4,195	105.3%
Other revenues	4,521	4.3%	7,463	5.9%	2,942	65.1%

Revenues, net of cost of commodities sold	105,093	100.0%	126,753	100.0%	21,660	20.6%

Other costs and expenses
Employee compensation and broker commissions	30,160	28.7%	32,578	25.7%	2,418	8.0%
Pit brokerage and clearing fees	26,713	25.4%	33,141	26.1%	6,428	24.1%
Introducing broker commissions	10,704	10.2%	14,459	11.4%	3,755	35.1%
Employee benefits and payroll taxes	7,136	6.8%	8,044	6.3%	908	12.7%
Interest	4,418	4.2%	3,946	3.1%	(472)	(10.7)%
Depreciation	861	0.8%	1,551	1.2%	690	80.1%
Bad debt expense	716	0.7%	4,077	3.2%	3,361	469.4%
Other expenses	15,365	14.6%	18,926	14.9%	3,561	23.2%

Total costs and expenses (excluding cost of commodities sold)	96,073	91.4%	116,722	92.1%	20,649	21.5%

Income before income tax expense and minority interest	9,020	8.6%	10,031	7.9%	1,011	11.2%
Minority interest	576	0.5%	(499)	(0.4)%	(1,075)	(186.6)%
Income tax expense	2,030	1.9%	3,950	3.1%	1,920	94.6%

Net income	$6,414	6.1%	$6,580	5.2%	$166	2.6%

(1)	Revenues, net of cost of commodities sold, consist of total revenues presented with the sales of commodities net of cost of commodities sold. See “Non-GAAP Financial Measures” for further discussion of revenues, net of cost of commodities sold.

N/M–Percentage is not meaningful.

Revenues and Cost of Commodities Sold

Revenues, net of cost of commodities sold, increased $21.7 million, or 20.6%, from $105.1 million in fiscal 2004, to $126.8 million in fiscal 2005.

Sale of Commodities and Cost of Commodities Sold. Sales of commodities decreased by $245.6 million, or 16.0%, from $1,536.2 million in fiscal 2004, to $1,290.6 million in fiscal 2005. Cost of commodities sold decreased $244.1 million, or 16.1%, from $1,519.2 million in fiscal 2004, to $1,275.1 million in fiscal 2005. These decreases were primarily a result of lower grain prices, as bushels merchandised remained constant at 258 million bushels. Fuel sales declined $81.5 million, or 73.0%, from $111.7 million in fiscal 2004, to $30.2 million in fiscal 2005. Fuel purchases decreased by $80.6 million, or 72.7%, from $110.9 million in fiscal 2004, to $30.3 million in fiscal 2005. Fuel sales and purchases declined as we shifted our focus from handling physical fuels to only periodically participating as a principal in back-to-back ethanol transactions. Gross profit on commodities sold decreased $1.5 million, or 8.6%, from $17.0 million in fiscal 2004, to $15.5 million in fiscal 2005.

Commissions and Clearing Fees. Commissions and clearing fees increased $9.1 million, or 13.4%, from $67.6 million in fiscal 2004, to $76.7 million in fiscal 2005. The increase in revenue resulted from a 6.3 million contract, or 21.1%, increase in futures trading volume from 29.9 million contracts in fiscal 2004, to 36.2 million contracts in fiscal 2005, driven by high energy commodities price volatility and the resulting increased trading activity. This increase in trading volume was offset by a decline in the average rate per contract. The decline in overall average rate per contract was due to growth in the lower-margin Clearing and Execution Services segment and the increasing proportion of our revenues that this segment accounted for during this period.

Service, Consulting and Brokerage Fees. Service, consulting and brokerage fees increased $6.9 million, or 57.5%, from $12.0 million in fiscal 2004, to $18.9 million in fiscal 2005. This increase was primarily due to increased OTC brokerage fees from energy and commercial grain customers. OTC contract volume increased 90,147 contracts, or 143.5%, from 62,810 contracts in fiscal 2004, to 152,957 contracts in fiscal 2005. In addition, we experienced an increase in consulting fees due to more customers and higher average fees in the IRMP.

Interest Income. Interest income increased $4.2 million, or 105.3%, from $4.0 million in fiscal 2004, to $8.2 million in fiscal 2005. The increase was primarily due to higher short-term interest rates and increased customer segregated assets.

Other Revenues. Other revenues increased by $2.9 million, or 65.1%, from $4.5 million in fiscal 2004, to $7.5 million in fiscal 2005. The increase was primarily due to the gain on the sale of a CBOT seat of $1.8 million. In addition, we realized $1.0 million of revenues earned as a profit share in a financing transaction through our subsidiary, FCStone Merchant Services.

Other Costs and Expenses

Employee Compensation and Broker Commissions. Employee compensation and broker commissions increased $2.4 million, or 8.0%, from $30.2 million in fiscal 2004, to $32.6 million in fiscal 2005. This volume-related increase was primarily due to increased broker commissions from our C&RM segment and additional personnel in our Clearing and Execution Services and Financial Services segments.

Pit Brokerage and Clearing Fees. Pit brokerage and clearing fees increased $6.4 million, or 24.1%, from $26.7 million in fiscal 2004, to $33.1 million in fiscal 2005. This increase was directly related to increased volume of traded and cleared contracts.

Introducing Broker Commissions. Introducing broker commissions increased $3.8 million, or 35.1%, from $10.7 million in fiscal 2004, to $14.5 million in fiscal 2005. The increase was primarily a result of the volume-related increase in commissions due to higher commission & clearing revenue.

Employee Benefits and Payroll Taxes. Employee benefits and payroll taxes increased $0.9 million, or 12.7%, from $7.1 million in fiscal 2004, to $8.0 million in fiscal 2005, primarily due to rate increases in our pension and medical insurance plans.

Interest Expense. Interest expense decreased $0.5 million, or 10.7%, from $4.4 million in fiscal 2004, to $3.9 million in fiscal 2005. The decrease was primarily due to lower grain prices and our decision to reduce export-related grain bushels in our Grain Merchandising segment. This reduced the amount and duration of grain financing. Our lower average borrowings were partially offset by higher short-term interest rates.

Depreciation. Depreciation increased $0.7 million, or 80.1%, from $0.9 million in fiscal 2004, to $1.6 million in fiscal 2005. This increase was primarily due to grain bins at our Mobile, Alabama, port facility, recorded as a capital lease, being placed into service.

Bad Debt Expense. Bad debt expense increased $3.4 million, or 469.4%, from $0.7 million in fiscal 2004, to $4.1 million in fiscal 2005. The increase was primarily due to bad debt expenses associated with two large international customers in our Grain Merchandising segment.

Other Expenses. Other expenses increased $3.6 million, or 23.2%, from $15.4 million in fiscal 2004, to $18.9 million in fiscal 2005. This increase resulted primarily from higher legal and professional fees of $1.7 million incurred in connection with our restructuring and with managing ongoing claims in our Grain Merchandising segment.

Income Tax Expense. Our provision for income taxes increased $2.0 million, or 94.6%, from $2.0 million in fiscal 2004, to $4.0 million in fiscal 2005. This increase was due primarily to our restructuring in fiscal 2005, which resulted in our no longer being taxed as a cooperative and therefore not being eligible to use a patronage dividend deduction. As a result, the effective income tax rate increased from 24.0% in fiscal 2004, to 37.5% in fiscal 2005.

Operations by Segment

Our reportable operating segments consist of C&RM, Clearing and Execution Services, Financial Services and Grain Merchandising. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment’s net income. Revenues, expenses and equity earnings from equity affiliates that are not easily identified with one of our four operating segments are reported in the Corporate and Other segment. Segment income (loss) before minority interest and income taxes is defined as total segment revenues less total segment costs and expenses before reconciling amounts, corporate expenses, minority interest and income taxes. Reconciling amounts represent the elimination of interest income and expense and commission income and expense between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments. A reconciliation of total segment revenues and segment income before minority interest and income taxes to the Consolidated Statements of Operations is included in Note 18 for the three fiscal years ended August 31, 2006 and Note 7 for the three months ended November 30, 2005 and 2006.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally prepare financial information to assist in making internal operating decisions. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. Segment income before income taxes may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements.

Commodity and Risk Management Services

Our C&RM segment offers risk management consulting and access to the commodity derivative markets with the objective of helping our customers mitigate commodity price risk and optimize their profit margins. In this segment, we generate revenues from six primary sources: (1) commission and clearing fee revenues from exchange-traded futures and options contracts, (2) brokerage fees from OTC transactions, (3) interest income derived from cash balances in our customers’ accounts, (4) risk management service and consulting fees, (5) fuel sales and (6) other revenues. Our customers in this segment consist of middle-market commodity intermediaries, end-users and producers, focused primarily in the areas of domestic and international grain, renewable fuels and energy. In fiscal 2006, this segment represented approximately 68% of our consolidated income before minority interest, income tax and corporate overhead. The principal factors that affect our financial performance in this segment include:

•	the level of volatility in commodity prices,

•	the level of knowledge and sophistication of our customers with respect to commodity risk,

•	the development of new risk management products for our customers,

•	the volume of commodities produced and consumed by our customers, and

•	the level of short-term interest rates and the amount of cash balances in our customers’ accounts.

The following table provides the financial performance for this segment.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	(in thousands)
Sales of commodities	$111,661	$30,179	$11,336	$2,844	$2,542
Cost of commodities sold	110,840	30,279	11,053	2,768	2,460

Gross profit on commodities sold	821	(100)	283	76	82
Commissions and clearing fees	29,173	28,879	36,886	8,168	12,918
Service, consulting and brokerage fees	12,716	19,610	33,990	7,131	9,217
Interest	1,345	3,131	9,610	1,667	3,646
Other revenues	1,227	1,914	148	27	55

Revenues, net of cost of commodities sold	45,282	53,434	80,917	17,069	25,918
Other costs and expenses:
Expenses (excluding interest expense)	37,261	42,201	58,825	12,630	18,225
Interest expense	114	73	155	17	129

Total costs and expenses (excluding cost of commodities sold)	37,375	42,274	58,980	12,647	18,354

Segment income before minority interest and income taxes	$7,907	$11,160	$21,937	$4,422	$7,564

Three Months Ended November 30, 2006, Compared to Three Months Ended November 30, 2005

Sales of commodities decreased $0.3 million, or 10.7%, from $2.8 million in the three months ended November 30, 2005, to $2.5 million in the three months ended November 30, 2006. The cost of commodities sold decreased $0.3 million, or 10.7%, from $2.8 million in the three months ended November 30, 2005, to $2.5 million in the three months ended November 30 2006. The decrease in sales of commodities and cost of commodities sold was due to a decrease in the volume sold, as we shifted our focus from handling physical fuels to only periodically participating as a principal in back-to-back ethanol transactions.

Commissions and clearing fee revenues increased $4.7 million, or 57.3%, from $8.2 million in the three months ended November 30, 2005, to $12.9 million in the three months ended November 30, 2006. This increase in commissions and clearing fees was primarily due to a significant Fall 2006 grain market price rally, which resulted in a 0.3 million contract, or 60.0%, increase in trading volume for exchange-traded contracts, from 0.5 million contracts in the three months ended November 30, 2005, to 0.8 million contracts in the three months ended November 30, 2006. Offsetting this increase in trading volume was a slight decline in the average rate per trade. Service, consulting and brokerage fees increased $2.1 million, or 29.6%, from $7.1 million in the three months ended November 30, 2005, to $9.2 million in the three months ended November 30, 2006. This increase was primarily due to a significant increase in OTC contract volume from renewable fuels customers and Latin America/Brazilian customers. Our increasing penetration of the renewable fuels business in particular resulted in a sharp increase in volume during the three months ended November 30, 2006. Interest income increased $1.9 million, or 111.8%, from $1.7 million in the three months ended November 30, 2005, to $3.6 million in the three months ended November 30, 2006, which was due to higher short-term interest rates and an increase in customer segregated funds.

Revenues, net of cost of commodities sold, increased $8.8 million, or 51.5%, from $17.1 million in the three months ended November 30, 2005, to $25.9 million in the three months ended November 30, 2006.

Expenses, excluding interest expense, increased $5.6 million, or 44.4%, from $12.6 million in the three months ended November 30, 2005, to $18.2 million in the three months ended November 30, 2006. The expense increase was primarily related to the large volume and revenue increase and included a $1.7 million increase in employee compensation and broker commissions and related benefits, a $1.4 million increase in pit brokerage and clearing fees, a $1.0 million increase in introducing broker commissions and a $1.3 million increase in bad debt expense. The bad debt expense increase was primarily due to the inability of a commodity pool limited partnership, for which one of our subsidiaries acted as a general partner and commodity pool operator, to meet a margin call from assets of the pool. The resulting liquidation of pool positions under continuing adverse market conditions resulted in a charge of $1.3 million.

Year Ended August 31, 2006, Compared to Year Ended August 31, 2005

Sales of commodities decreased $18.9 million, or 62.6%, from $30.2 million in fiscal 2005, to $11.3 million in fiscal 2006. Costs of commodities sold decreased by $19.2 million, or 63.4%, from $30.3 million in fiscal 2005, to $11.1 million in fiscal 2006. These declines were due to a decrease in the volume sold, as we continue our shift away from handling physical fuels, which began in fiscal 2005, to only periodically participating as a principal in back-to-back ethanol transactions.

Service, consulting and brokerage fees increased $14.4 million, or 73.5%, from $19.6 million in fiscal 2005, to $34.0 million in fiscal 2006. This increase was primarily due to a significant increase in OTC brokerage volume from renewable fuels and commercial grain customers. Commissions and clearing fee revenues increased $8.0 million, or 27.7%, from $28.9 million in fiscal 2005, to $36.9 million in fiscal 2006, due to higher grain commodity price volatility and a larger Fall 2005 grain crop. This resulted in a 0.7 million contract, or 38.9%, increase in trading volume for exchange-traded contracts from 1.8 million in the year ended August 31, 2005 to 2.5 million in the year ended August 31, 2006. Offsetting this increase in trading volume was a decline in the average rate per trade due to higher volumes from customers with lower average commission rates. Interest income increased $6.5 million, or 209.7%, from $3.1 million in fiscal 2005, to $9.6 million in fiscal 2006, primarily due to higher short-term interest rates and increased customer segregated assets. Other revenues decreased $1.8 million, or 94.7%, from $1.9 million in fiscal 2005, to $0.1 million in fiscal 2006. Other revenues included a gain of $1.8 million from the sale of a CBOT seat in fiscal 2005.

Revenues, net of cost of commodities sold, increased $27.5 million, or 51.5%, from $53.4 million in fiscal 2005, to $80.9 million in fiscal 2006.

Expenses, excluding interest expense, increased $16.6 million, or 39.3%, from $42.2 million in fiscal 2005, to $58.8 million in fiscal 2006. The expense increase was primarily due to volume-related revenue growth, which caused a related increase in employee commissions, related employee benefits, pit brokerage and introducing broker commissions. Interest expense increased $82,000 or 112.3%, from $73,000 in fiscal 2005, to $155,000 in fiscal 2006.

Year Ended August 31, 2005, Compared to Year Ended August 31, 2004

Sales of commodities decreased $81.5 million, or 73.0%, from $111.7 million in fiscal 2004, to $30.2 million in fiscal 2005. Costs of commodities sold decreased by $80.5 million, or 72.7%, from $110.8 million in fiscal 2004, to $30.3 million in fiscal 2005. These declines were due to our shifting away from handling physical fuels to only periodically participating as a principal in back-to-back ethanol transactions.

Service, consulting and brokerage fees increased $6.9 million, or 54.2%, from $12.7 million in fiscal 2004, to $19.6 million in fiscal 2005. This increase was primarily due to increased energy and grain OTC brokerage fees and, to a lesser extent, additional customers in the IRMP. Commissions and clearing fee revenues decreased slightly from $29.2 million in fiscal 2004, to $28.9 million in fiscal 2005, due to a relatively flat trading volume and a slightly lower average rate per contract. Interest income increased $1.8 million, or 132.8%, from $1.3 million in fiscal 2004, to $3.1 million in fiscal 2005, primarily due to higher short-term interest rates and increases customer segregated assets. Other revenues increased $0.7 million, or 56.0%, from $1.2 million in fiscal 2004, to $1.9 million in fiscal 2005. Other revenues included a $0.8 million gain on the sale of Board of Trade Clearing Corporation stock in fiscal 2004 and a gain of $1.8 million from the sale of a CBOT seat in fiscal 2005.

Revenues, net of cost of commodities sold, increased $8.2 million, or 18.0%, from $45.3 million in fiscal 2004, to $53.4 million in fiscal 2005.

Expenses, excluding interest expense, increased $4.9 million, or 13.3%, from $37.3 million in fiscal 2004, to $42.2 million in fiscal 2005. The expense increase was primarily due to volume-related revenue growth, which caused an increase in employee compensation and commissions, related employee benefits and introducing broker commissions and the addition of several risk management consultants. Interest expense decreased $41,000, or 36.0%, from $114,000 in fiscal 2004, to $73,000 in fiscal 2005.

Clearing and Execution Services

The Clearing and Execution Services segment offers low-cost clearing and execution for exchange-traded futures and options to the wholesale and professional trader market segments. In this segment, we generate revenues from two primary sources: commissions and clearing fee revenues from the execution and clearing of exchange-traded futures and options contracts, and interest income derived from cash balances in our customers’ accounts. In fiscal 2006, this segment represented approximately 34% of our consolidated income before minority interest, income tax and corporate overhead. The principal factors that affect our financial performance in this segment include:

•	the level of volatility in commodity prices, and

•	the level of short-term interest rates and the amount of cash balances in our customers’ accounts.

The following table provides the financial performance for this segment.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	(in thousands)
Sales of commodities	$—	$—	$—	$—	$—
Cost of commodities sold	—	—	—	—	—

Gross profit on commodities sold	—	—	—	—	—
Commissions and clearing fees	39,072	48,332	69,246	15,025	20,190
Service, consulting and brokerage fees	—	—	—	—	—
Interest	1,412	4,124	10,702	2,225	3,831
Other revenues	—	921	—	—	—

Revenues, net of cost of commodities sold	40,484	53,377	79,948	17,250	24,021
Other costs and expenses:
Expenses (excluding interest expense)	36,932	47,888	68,541	14,789	20,274
Interest expense	193	337	426	81	138

Total costs and expenses (excluding cost of commodities sold)	37,125	48,225	68,967	14,870	20,412

Segment income before minority interest and income taxes	$3,359	$5,152	$10,981	$2,380	$3,609

Three Months Ended November 30, 2006, Compared to Three Months Ended November 30, 2005

Commissions and clearing fees increased $5.2 million, or 34.7%, from $15.0 million in the three months ended November 30, 2005, to $20.2 million in the three months ended November 30, 2006. This increase was the result of increased trading volume due to energy, metals and soft (coffee, sugar and cocoa) commodities price volatility. Contract trading volume increased 2.0 million contracts, or 18.9%, from 10.6 million contracts in the three months ended November 30, 2005, to 12.6 million contracts in the three months ended November 30, 2006. The average rate received per contract increased as a result of the change in the mix of customer activity. Interest income increased $1.6 million, or 72.7%, from $2.2 million in the three months ended November 30, 2005, to $3.8 million in the three months ended November 30, 2006, primarily due to higher short-term interest rates and increased customer segregated funds.

Expenses, excluding interest expense, increased $5.5 million, or 37.2%, from $14.8 million in the three months ended November 30, 2005, to $20.3 million in the three months ended November 30, 2006. This increase in expenses was primarily due to volume-related increases in clearing fees of $2.8 million, pit brokerage expenses of $0.4 million, introducing broker commissions of $2.1 million and related increased employee compensation of $0.2 million. Interest expense increased $57,000, or 70.4%, from $81,000 in the three months ended November 30, 2005, to $138,000 in the three months ended November 30, 2006.

Year Ended August 31, 2006, Compared to Year Ended August 31, 2005

Commissions and clearing fees increased $20.9 million, or 43.3%, from $48.3 million in fiscal 2005 to $69.2 million in fiscal 2006. This increase was the result of increased trading volume in energy and metals commodities due primarily to higher price volatility. Interest income increased $6.6 million, or 161.0%, from $4.1 million in fiscal 2005 to $10.7 million in fiscal 2006, primarily due to higher short-term interest rates and increased customer segregated assets. Other revenue decreased $0.9 million, or 100.0%, from $0.9 million in fiscal 2005, to $0.0 million in fiscal 2006. This decrease was due to a gain from the termination of a shared profit agreement with a customer, which was reflected in the results for fiscal 2005.

Revenues, net of cost of commodities sold, increased $26.5 million, or 49.6%, from $53.4 million in fiscal 2005, to $79.9 million in fiscal 2006. The primary reason for the increase in revenues, net of cost of commodities sold, was the increase in contract trading volume of 10.6 million contracts, or 30.4%, from 34.4 million contracts in fiscal 2005, to 45.0 million contracts in fiscal 2006.

Expenses, excluding interest expense, increased $20.6 million, or 43.0%, from $47.9 million in fiscal 2005, to $68.5 million in fiscal 2006. This increase in expenses was primarily due to volume-related increases in clearing fees of $12.7 million, pit brokerage expenses of $0.7 million, and introducing broker commissions of $5.4 million and related increased employee compensation of $1.3 million. Interest expense increased $0.1 million, or 33.3%, from $0.3 million in fiscal 2005, to $0.4 million in fiscal 2006.

Year Ended August 31, 2005, Compared to Year Ended August 31, 2004

Commissions and clearing fees increased $9.3 million, or 23.7%, from $39.1 million in fiscal 2004, to $48.3 million in fiscal 2005. This increase was the result of increased trading volume. Interest income increased $2.7 million, or 192.1%, from $1.4 million in fiscal 2004, to $4.1 million in fiscal 2005, primarily due to increased short-term interest rates and a higher level of customer segregated assets. Other income increased $0.9 million to $0.9 million in fiscal 2005, due to a gain from the termination of a shared-profit agreement with a customer in fiscal 2005.

Revenues, net of cost of commodities sold, increased $12.9 million, or 31.8%, from $40.5 million in fiscal 2004, to $53.4 million in fiscal 2005. With the increase in prices for energy and metals commodities in fiscal 2005, our customers’ trading volume increased over fiscal 2004. Total trade volume increased 6.3 million contracts, or 22.3%, from 28.2 million contracts in fiscal 2004, to 34.5 million contracts in fiscal 2005.

Expenses, excluding interest expense, increased $11.0 million, or 29.7%, from $36.9 million in fiscal 2004, to $47.9 million in fiscal 2005. This increase was primarily due to volume-related increases in pit brokerage and clearing fees of $7.5 million, higher introducing broker commissions of $2.1 million and increased salaries and wages and benefits of $0.9 million. Interest expense increased $0.1 million, or 74.6%, from $0.2 million in fiscal 2004, to $0.3 million in fiscal 2005.

Financial Services

The Financial Services segment is composed of two wholly-owned subsidiaries: FCStone Financial, Inc. and FCStone Merchant Services, LLC. Through these subsidiaries, we finance and facilitate physical commodity inventories through traditional lending agreements, or by entering into repurchase agreements with our customers. In addition, at times, we enter into arrangements with clients to share profits from transactions in physical commodities in exchange for financial support.

In this segment, we generate revenues from three primary sources: (1) interest income derived from commodity inventory financing through sale/repurchase agreements with commercial grain customers, (2) revenues from profit-share arrangements where we act as an agent in the transaction trades, and (3) revenues from the sale of energy and other various commodities in profit-share arrangements where we act as a principal in the transaction. For transactions in which we participate as an agent, the revenue recorded is limited to the contracted profit-share. For transactions in which we participate as a principal, we are required to record the gross amount of revenue from commodity sales and the gross amount of related costs. In fiscal 2006, the Financial Services segment was not profitable based on our consolidated income before minority interest, income tax and corporate overhead. Our customers in this segment consist primarily of commercial grain-related customers in the grain repurchase program and renewable fuels producers. The principal factors that affect our financial performance in this segment include:

•	the level of commodity prices, and

•	the volume of commodities produced and consumed by our customers.

The following table provides the financial performance of this segment.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	(in thousands)
Sales of commodities	$—	$22,629	$41,094	$3,563	$6,558
Cost of commodities sold	—	22,413	40,906	3,548	6,530

Gross profit on commodities sold	—	216	188	15	28
Commissions and clearing fees	—	—	—	—	—
Service, consulting and brokerage fees	—	—	—	—	—
Interest	1,519	1,128	3,320	665	1,187
Other revenues	998	2,018	1,491	323	322

Revenues, net cost of commodities sold	2,517	3,362	4,999	1,003	1,537
Other costs and expenses:
Expenses (excluding interest expense)	1,702	1,869	2,302	544	533
Interest expense	1,262	937	2,716	563	976

Total costs and expenses (excluding cost of commodities sold)	2,964	2,806	5,018	1,107	1,509

Segment income (loss) before minority interest and income taxes	$(447)	$556	$(19)	$(104)	$28

Three Months Ended November 30, 2006, Compared to Three Months Ended November 30, 2005

The sale of commodities increased $3.0 million, or 83.3%, from $3.6 million in the three months ended November 30, 2005, to $6.6 million in the three months ended November 30, 2006. The cost of commodities sold increased $3.0 million, or 85.7%, from $3.5 million in the three months ended November 30, 2005, to $6.5 million in the three months ended November 30, 2006. These increases were primarily due to an increase in the number of financing transactions we entered into as a principal, which requires us to record the gross amount of revenue and costs from commodity sales.

Interest income increased $0.5 million, or 71.4%, from $0.7 million in the three months ended November 30, 2005, to $1.2 million in the three months ended November 30, 2006. This increase resulted from increased activity in the grain inventory financing program and higher short-term interest rates. Other income remained relatively stable, with $323,000 in the three months ended November 30, 2005, and $322,000 in the three months ended November 30, 2006 and is primarily comprised of railcar sublease income.

Expenses, excluding interest expense, remained relatively comparable with $544,000 in the three months ended November 30, 2005, and $533,000 in the three months ended November 30, 2006. Interest expense increased $0.4 million, or 66.7%, from $0.6 million in the three months ended November 30, 2005, to $1.0 million in the three months ended November 30, 2006. The increase in interest expense resulted from additional borrowings related to the increased activity in the grain inventory financing program and higher short-term interest rates.

Year Ended August 31, 2006, Compared to Year Ended August 31, 2005

Sales of commodities increased $18.5 million, or 81.9%, from $22.6 million in fiscal 2005, to $41.1 million in fiscal 2006. The cost of commodities sold increased $18.5 million, or 82.6%, from $22.4 million in fiscal 2005, to $40.9 million in fiscal 2006. These increases were primarily due to an increase in the number of financing transactions we entered into as a principal, which requires us to record the gross amount of revenue and costs from commodity sales.

Interest income increased $2.2 million, or 200.0%, from $1.1 million in fiscal 2005, to $3.3 million in fiscal 2006. This increase resulted from increased activity in the grain inventory financing program and higher short-term interest rates. Other income decreased $0.5 million, or 25.0%, from $2.0 million in fiscal 2005, to $1.5 million in fiscal 2006, primarily due to a decrease in the profitability of financing transactions entered into as agent.

Expenses, excluding interest expense, increased $0.4 million, or 21.1%, from $1.9 million in fiscal 2005, to $2.3 million in fiscal 2006, primarily due to increased railcar lease costs. Interest expense increased $1.8 million, or 200.0%, from $0.9 million in fiscal 2005, to $2.7 million in fiscal 2006. The increase in interest expense resulted from additional borrowings related to the increased activity in the grain inventory financing program and higher short-term interest rates.

Year Ended August 31, 2005, Compared to Year Ended August 31, 2004.

Sales of commodities increased $22.6 million from $0.0 million in fiscal 2004, to $22.6 million in fiscal 2005. The cost of commodities sold increased to $22.4 million in fiscal 2005. These increases were primarily a result of the startup of the steel and energy commodities financing business of FCStone Merchant Services, LLC, which had no revenues during fiscal 2004, but generated revenues of $23.7 million during fiscal 2005.

Interest income decreased $0.4 million, or 25.7%, from $1.5 million in fiscal 2004, to $1.1 million in fiscal 2005, primarily due to lower average customer account balances in the grain inventory financing program. Other revenues increased $1.0 million, or 102.2%. from $1.0 million in fiscal 2004, to $2.0 million in fiscal 2005, primarily due to the increased profitability of financing transactions entered into as an agent.

Expenses, excluding interest expense, increased $0.2 million, or 9.8%, from $1.7 million in fiscal 2004, to $1.9 million in fiscal 2005. This increase was primarily due to an increase in professional fees and other expenses for FCStone Merchant Services. Interest expense decreased $0.3 million, or 25.8%, from $1.3 million in fiscal 2004, to $0.9 million in fiscal 2005, as a result of decreased activity in the grain inventory financing program.

Grain Merchandising

The Grain Merchandising segment acts as a dealer in and manager of physical grain and fertilizer through a 70% interest in FGDI. FGDI acts as a grain dealer in the United States and international markets, with operations primarily in, Asia, Latin America and Canada. We generate a majority of our revenues in this segment from the sale of grain. The principal factor that affects our financial performance in this segment is the global supply of and demand for grain. In fiscal 2006, this segment was not profitable on the basis of income before minority interest, income tax and corporate overhead. We have taken steps to return this segment to profitability by focusing our efforts on domestic grain merchandising, where there are higher risk-adjusted margins and the opportunity to capitalize on a growing renewable fuels industry. Because FGDI is a capital-intensive, low margin business, we have determined that maintaining a majority stake in FGDI is no longer necessary to meet our objectives in this area. We have conducted preliminary discussions with Agrex Inc., the other member of FGDI, regarding the sale of a portion of our interest in FGDI with the intention of reducing our interest in FGDI to a minority ownership interest. See “—Statement of Operations—Revenues, Net of Cost of Commodities Sold,” for a discussion of the accounting impact such a sale would have on our consolidated statements of operations.

The following table provides the financial performance of this segment.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	(in thousands)
Sales of commodities	$1,424,548	$1,237,812	$1,077,553	$308,808	$439,688
Cost of commodities sold	1,409,126	$1,223,044	1,061,557	304,542	433,512

Gross profit on commodities sold	15,422	14,768	15,996	4,266	6,176
Commissions and clearing fees	—	—	—	—	—
Service, consulting and brokerage fees	—	—	—	—	—
Interest	68	153	693	21	35
Other revenues	2,230	2,582	1,582	131	145

Revenues, net of cost of commodities sold	17,720	17,503	18,271	4,418	6,356
Costs and expenses:
Expenses (excluding interest expense)	12,322	16,691	15,357	3,643	4,030
Interest expense	3,168	2,849	3,344	777	1,206

Total costs and expenses (excluding cost of commodities sold)	15,490	19,540	18,701	4,420	5,236

Segment income (loss) before minority interest and income taxes	$2,230	$(2,037)	$(430)	$(2)	$1,120

Three Months Ended November 30, 2006, Compared to Three Months Ended November 30, 2005

The sale of commodities increased $130.9 million, or 42.4%, from $308.8 million in the three months ended November 30, 2005, to $439.7 million in the three months ended November 30, 2006. Cost of commodities sold increased $129.0 million, or 42.4%, from $304.5 million in the three months ended November 30, 2005, to $433.5 million in the three months ended November 30, 2006. Gross profit on commodities sold increased $1.9 million, or 44.2%, from $4.3 million in the three months ended November 30, 2005, to $6.2 million in the three months ended November 30, 2006. The increase in sales of commodities, cost of commodities sold and gross profit was primarily the result of an 11.9 million bushel, or 17.9%, increase in the volume of grain bushels sold from 66.6 million bushels in the three months ended November 30, 2005, to 78.5 million bushels in the three months ended November 30, 2006, and the increase in gross margin per bushel of 22%. The increase in bushels handled and margin per bushel were primarily due to the large 2006 crop yield and strong demand for corn, soybeans and wheat both domestically, especially in the eastern grain belt, and internationally.

Other income remained relatively comparable with $131,000 in the three months ended November 30, 2005, and $145,000 in the three months ended November 30, 2006. Interest income increased $14,000 from $21,000 in the three months ended November 30, 2005, to $35,000 in the three months ended November 30, 2006.

Expenses, excluding interest expense, increased $0.4 million, or 11.1%, from $3.6 million in the three months ended November 30, 200, to $4.0 million in the three months ended November 30, 2006 primarily due to increased employee compensation. Interest expense increased $0.4 million, or 50.0%, from $0.8 million in the three months ended November 30, 2005, to $1.2 million in the three months ended November 30, 2006, primarily due to increasing variable interest rates on the lines of credit.

Year Ended August 31, 2006, Compared to Year Ended August 31, 2005

Sales of commodities decreased $160.2 million, or 12.9%, from $1,237.8 million in fiscal 2005, to $1,077.6 million in fiscal 2006. Cost of commodities sold decreased $161.4 million, or 13.2%, from $1,223.0 million in fiscal 2005, to $1,061.6 million in fiscal 2006. Gross profit on commodities sold increased $1.2 million, or 8.1%, from $14.8 million in fiscal 2005, to $16.0 million in fiscal 2006. The decrease in sales of commodities and cost of commodities sold was primarily the result of a 22.1 million bushel, or 8.6%, decrease in the volume of grain bushels sold from 258.0 million bushels in fiscal 2005, to 235.9 million bushels in fiscal 2006. The gross margin per bushel increased as a result of improved margins on export sales made late in fiscal 2006, which typically experience better margins than domestic sales. The decrease in the volume of grain sold was a result of the redirection of FGDI to focus on the domestic market, resulting in a decline in export volume.

Other income decreased $1.0 million, or 38.5%, from $2.6 million in fiscal 2005, to $1.6 million in fiscal 2006. This decrease resulted from lower service revenue from ocean vessels and a decrease in patronage dividend income received from CoBank, which declined due to our lower average borrowings. Interest income increased $0.5 million from $0.2 million in fiscal 2005, to $0.7 million in fiscal 2006, due primarily to the financing of grain for the group of grain elevators in Texas.

Expenses, excluding interest expense, decreased $1.3 million, or 7.8%, from $16.7 million in fiscal 2005, to $15.4 million in fiscal 2006. The decrease was a result of a $2.6 million decrease in bad debt expense, offset by increases in employee compensation, transportation expenses, and facility expenses. The bad debt expense decrease was primarily due to the $3.2 million write-off of two international receivables on grain sold in fiscal 2005. In 2006, a $1.0 million charge was recorded due to the bankruptcy of a customer. Interest expense increased $0.5 million, or 17.9%, from $2.8 million in fiscal 2005, to $3.3 million in fiscal 2006, primarily due to increasing variable interest rates on the lines of credit, as average borrowings have remained consistent.

Year Ended August 31, 2005, Compared to Year Ended August 31, 2004

Sales of commodities decreased $186.7 million, or 13.1%, from $1,424.5 million in fiscal 2004 to $1,237.8 million in fiscal 2005. The cost of commodities sold decreased $186.1 million, or 13.2%, from $1,409.1 million in fiscal 2004, to $1,223.0 million in fiscal 2005. The decrease in sales of commodities and cost of commodities sold was primarily the result of lower grain prices, as volumes remained relatively constant at approximately 258 million bushels merchandised in each year. Gross profit decreased $0.6 million, or 4.2%, from $15.4 million in fiscal 2004, to $14.8 million in fiscal 2005. This decrease was due to a slight decline in per-bushel margins from fiscal 2004 as a result of lower export margins in fiscal 2005.

Other income increased $0.4 million, or 15.8%, from $2.2 million in fiscal 2004, to $2.6 million in fiscal 2005, primarily due to the collection of a litigation settlement. Interest income increased $0.1 million from $0.1 million in fiscal 2004, to $0.2 million in fiscal 2005.

Expenses, excluding interest expense, increased $4.4 million, or 35.5%, from $12.3 million in fiscal 2004, to $16.7 million in fiscal 2005. This increase was primarily the result of a $3.2 million increase in bad debts related to the write-off of two international receivables on grain sold. In addition, the increase in expenses was caused by an increase in legal and professional fees of $0.7 million primarily due to ongoing export-related arbitration claims, collection activities, and other legal disputes. Interest expense decreased $0.3 million, or 10.1%, from $3.2 million in fiscal 2004, to $2.8 million in fiscal 2005, primarily due to lower average borrowings and lower interest rates.

Corporate and Other

The Corporate and Other segment consists of income from investments in other companies accounted for using the equity method and overall corporate level expenses primarily related to employee compensation and benefits, travel, technology, professional fees, director fees, and general insurance. The Corporate and Other segment generated insignificant amounts of revenue during the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006. Corporate net expenses for the three months ended November 30, 2005 and 2006 were $1.3 million and $1.9 million, respectively. The primary reasons for the increase were increased employee compensation, related employee benefits and interest expense. Corporate net expenses for the three years ended August 31, 2006, were $4.0 million in fiscal 2004, $4.8 million in fiscal 2005, and $7.9 million in fiscal 2006. The primary reasons for the increases were increased employee incentive plan accruals due to the higher net income, additional staff and related benefits, and a $0.7 million loss related to an unaffiliated equity investment recognized in fiscal 2006.

Liquidity and Capital Resources

Overview

We have substantial lines of credit available and annual cash flow from operations to support continued additional growth in each segment of our operations. We believe we have a strong liquidity position and expect to maintain this position over the next twelve months as a result of the available capacity under our revolving credit facilities, operating cash flows and our remaining balance of available cash and temporary cash investments.

Primary Sources and Uses of Cash

Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and equity investments. As necessary, we supplement operating cash flow with debt to fund these activities, primarily in the Grain Merchandising and Financial Services segments. Excess operating cash is used to fund stockholder dividends and, during the period we operated as a cooperative, patronage dividends to members.

Cash Flows

Unrestricted cash and cash equivalents consist of unrestricted cash and highly liquid investments with original maturities of three months or less. Changes to our unrestricted cash and cash equivalents balances are due to our operating, investing and financing activities discussed below.

The following table sets forth our cash flows from operating activities, investing activities and financing activities for the three fiscal years ended August 31, 2006 and the three months ended November 30, 2005 and 2006.

	Year Ended August 31,			Three Months Ended November 30,
	2004	2005	2006	2005	2006
	(in thousands)
Cash flows provided by (used for):
Operating activities	$17,102	$30,344	$41,011	$(5,418)	$(84,431)
Investing activities	10,658	(7,483)	(14,819)	(22,389)	(77,038)
Financing activities	(24,923)	(5,659)	8,489	34,372	143,222

Net increase in cash and cash equivalents	$2,837	$17,202	$34,681	$6,565	$(18,247)

Cash Flows from Operating Activities

In the commodities industry, companies report trading activities in the operating section of the statement of cash flows. Due to the potential volatility in the commodities market, wide fluctuations in the balances of customer segregated assets, deposits held at various exchanges, marketable securities and customer commodity accounts may occur from day-to-day. As a result of this volatility, cash flows from operations may fluctuate positively or negatively at the end of a reporting period. These fluctuations may not be indicative of the health of our business.

Net cash used in operating activities was $84.4 million for the three months ended November 30, 2006, which consisted of net income of $6.3 million increased by $0.9 million of non-cash items, and decreased by $91.6 million of cash utilized for working capital. The uses for working capital included an increase in open contracts receivable/payable, net of $41.6 million, of which $35.6 million related to grain contracts in the grain merchandising segment and $6.0 million related to OTC contracts in the C&RM segment. Additionally, uses of working capital included financing $25.0 million of customer deliveries taken on the Chicago Board of Trade, a $19.4 million increase in deposits made to counterparties related to increased OTC transaction volume, and a $10.9 million increase in inventory. An increase in trade accounts receivable and advances on grain was offset by an increase in trade accounts payable and advances and a net decrease in commodity accounts receivable/payable, marketable securities and customer segregated assets.

Cash used in operating activities was $5.4 million for the three months ended November 30, 2005, which consisted of net income of $3.4 million increased by $0.3 million of non-cash items and decreased by $9.1 million of cash utilized for working capital.

Cash provided by operating activities was $41.0 million for the year ended August 31, 2006, which consisted of net income of $15.3 million increased by $2.0 million of non-cash items and $23.7 million of cash provided by working capital. The $23.7 million provided by working capital primarily consisted of increases in commodity accounts receivable/payable; net marketable securities and customer segregated assets; inventories and other assets. These were offset by increases in trade accounts payable and accrued expenses and a decrease in accounts receivable and advances on grain.

Cash provided by operating activities was $30.3 million for the year ended August 31, 2005, which consisted of net income of $6.6 million decreased by $1.0 million of non-cash items and $24.7 million of cash provided by working capital. Cash provided by operating activities was $17.1 million for the year ended August 31, 2004, which consisted of net income of $6.4 million increased by $1.3 million of non-cash items and $9.4 million of cash provided by working capital.

Cash Flows from Investing Activities

Cash used in investing activities was $77.0 million for the three months ended November 30, 2006, primarily consisting of $75.0 million of issued notes receivable, associated with the increased activity of the grain inventory financing program within the Financial Services segment, and $1.4 million used to purchase an exchange membership on the NYBOT. The exchange membership seats and stock provide us with the right to do business on the various exchanges. We have moved towards owning our own exchange seats and stock, rather than relying on memberships from affiliated individuals. We also invested $0.7 million in fixed asset expenditures primarily for office furniture and equipment and computer software and hardware.

Cash used in investing activities was $22.4 million for the three months ended November 30, 2005, consisting primarily of $22.1 million of issued notes receivable related to the grain inventory financing program.

Cash used in investing activities was $14.8 million for fiscal 2006, primarily consisting of $5.5 million of issued notes receivable, associated with the increased activity of the grain inventory financing program within the Financial Services segment, and $5.4 million of purchases of exchange memberships and stocks. The Exchange membership seats and stock provide us with the right to do business on the various exchanges. We have moved towards owning our own exchange seats and stock, rather than relying on memberships from affiliated individuals. We also invested $2.4 million to maintain our minority interest in a company building a biodiesel production facility in Houston, Texas, $1.3 million in fixed asset expenditures primarily for computer hardware and software, furniture and other office equipment and $0.9 million to acquire a minority interest in a subsidiary. Offsetting these cash investments was $0.6 million in proceeds from the sale of exchange membership trading rights.

Cash used in investing activities was $7.5 million for fiscal 2005, consisting primarily of $7.6 million of issued notes receivable and offset by net proceeds of $1.2 million on the sale of exchange memberships. Cash provided by investing activities was $10.7 million for fiscal 2004, consisting primarily of $9.7 million collected on notes receivable and $1.9 million in proceeds from the sale of exchange membership stock.

Cash Flows from Financing Activities

Cash provided by financing activities was $143.2 million for the three months ended November 30, 2006, primarily consisting of $141.9 million of net proceeds drawn on our credit facilities and $1.0 million of proceeds from the issuance of subordinated debt. Approximately $102.3 million of the proceeds drawn on our credit facilities was used to support the grain inventory financing program and $37.6 million was primarily for the increase in inventory and receivables in the grain merchandising segment.

Cash provided by financing activities was $34.4 million for the three months ended November 30, 2005, primarily consisting of $36.3 million of net proceeds drawn on our credit facilities, offset by a repayment of subordinated debt in the amount of $2.0 million.

Cash provided by financing activities was $8.5 million for the year ended August 31, 2006, primarily consisting of $11.3 million of net proceeds drawn on our credit facilities, offset by payment of $2.9 million of stockholder dividends. The Company also had net proceeds from the issuance of subordinated debt of $1.5 million and deposited $2.6 million in escrow related to required letters of credit. The notes payable proceeds were used primarily to issue notes receivable associated with the grain inventory financing program and purchase inventories.

Cash used by financing activities was $5.7 million for fiscal 2005, consisting primarily of payments on our credit lines and payment of patronage dividends, offset by proceeds from the issuance of subordinated debt and common stock. See “—Common Stock Issuance” and “—Short- and Long-Term Debt”. Cash used in financing activities was $24.9 million for fiscal 2004, consisting primarily of payments on our credit lines, offset by proceeds from subordinated debt.

Common Stock Issuance

The ESOP purchased 52,371 shares for $4.35 per share during fiscal 2006 related to the reinvestment of dividends. We generated $4.5 million as a result of the initial sale of stock to the ESOP, which was consummated in August 2005. Our common stock subscription offering to existing stockholders, which was commenced on April 15, 2005, and continued until June 29, 2005, raised an additional $1.7 million. These transactions provided additional working capital to meet the increased regulatory capital requirements resulting from increased growth in the C&RM and the Clearing and Execution Services segments of our business.

Common Stock Dividends

On November 9, 2006, our board of directors declared a dividend of $0.42 per share on the 14,537,208 shares outstanding, totaling $6.1 million. The stock record date for the dividend was November 9, 2006, payable on December 20, 2006. Previously, on October 27, 2005, our board of directors declared a dividend of $0.20 per share, totaling $2.9 million, payable on December 22, 2005. Prior to our conversion from a cooperative to a stock corporation, patronage dividends were paid to members based on a certain amount of the fees paid by our members in their role as customers in the current year. Future regular dividends may be declared and paid at the discretion of the board of directors. Any determination to pay cash dividends will be at the discretion of our board of directors, and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant. We anticipate that any future dividends will likely be lower than dividends paid prior to this offering.

Short- and Long-Term Debt

We believe we have adequate lines of credit available to conduct our business. See “—Credit Facilities.” Certain of the credit facilities are used to a greater extent than others, and represent a significant portion of the proceeds drawn on our lines. Our Grain Merchandising segment has a $88.0 million line of credit with CoBank and a $8.0 million line of credit with AFG Trust Finance available to finance its operations, including carrying significant accounts receivable and inventory, and is used extensively throughout the year. Our Financial Services segment has a total available line of credit of $229.0 million available to finance its grain inventory repurchasing program. These programs’ demand tends to fluctuate throughout the year. While usage corresponds to demand fluctuations, the lines are used consistently throughout the year.

Credit Facilities and Loans

We maintain a number of credit agreements to support operations. A summary of such lines is noted below.

Creditor	Renewal/Expiration Date	Use	Total Commitment Amount at November 30, 2006		Amount Outstanding at November 30, 2006
			(dollars in millions)
Deere Credit, Inc.	March 1, 2008	Margin Calls	$36.7	(1)	$-0-
Deere Credit, Inc.	March 1, 2008	Repurchase Agreements	96.0		55.3
Deere Credit, Inc.	October 1, 2009	Subordinated Debt for Regulatory Capital	12.0	(2)	7.0
Deere Credit, Inc.	October 1, 2009	General Corporate	13.3	(3)	12.2

Total Deere			158.0		74.5

CoBank, ACB	December 31, 2007	Grain Merchandising	88.0	(4)	58.5
CoBank, ACB	March 28, 2008	Grain Merchandising	8.0	(4)	-0-
CoBank, ACB	December 30, 2007	OTC & Fuel Operations	10.0		-0-
CoBank, ACB	December 30, 2008	OTC & Fuel Operations	10.0		-0-
CoBank, ACB	May 1, 2007	Repurchase Agreements	75.0		27.1

Total CoBank			183.0		85.6

Harris, N.A.	June 30, 2007	Margin Calls	30.0	(5)	-0-
Harris, N.A.	January 31, 2007	Grain Deliveries	5.0		-0-
AFG Trust Finance Limited	September 18, 2007	Grain Merchandising	8.0		4.2
Industrial Revenue Bonds (Capitalized Lease Obligations)	Annual Payments to December 1, 2012	Mobile, Alabama facility additional storage	3.4		3.4
Fortis Capital Corp.	Demand	Financial Services operations	20.0		6.6
RZB Finance, LLC	Demand	Financial Services operations	8.0		8.0
Bank of Tokyo-Mitsubishi UFJ, Ltd.	Demand	Financial Services operations	10.0		-0-
Standard Chartered Bank, New York	Demand	Financial Services operations	20.0		18.0
Subordinated Debt	June 30, 2007 and December 31, 2007	Regulatory Capital	1.0		1.0
Long-term Note	December 31, 2012	NYMEX seat	0.1		0.1

Total			$446.5		$201.4

(1)	Effective February 26, 2007, the amount available from Deere Credit has been increased to $48.7 million.
(2)	Effective February 26, 2007, the amount available from Deere Credit has been increased from $12.0 million to $15.0 million.
(3)	Effective December 21, 2006, the amount available from Deere Credit has been increased from $13.25 million to $15.25 million.
(4)	Grain merchandising’s CoBank revolving credit line and term loan advances in the aggregate cannot exceed $88.0 million.
(5)	Effective January 22, 2007, a temporary increase in the amount available to borrow from Harris, N.A., from $15.0 million to $30.0 million, has been extended through June 30, 2007.

As of January 26, 2007, we have total loan commitments of approximately $463.5 million under current credit agreements. While there is no guarantee that we will be able to replace current credit agreements when they expire, based on our strong liquidity position and new capital structure, we believe we will be able to do so.

All of our credit facilities include financial covenants and the failure to comply with any such covenants could result in the debt becoming payable on demand. We were in compliance with all debt covenants effective November 30, 2006 and expect to remain in compliance in the future.

Due to the terms of the existing lines of credit in our Grain Merchandising segment, we expect our growth in this business segment will be limited by the capital it can retain from annual operations.

We carry significant open futures positions on behalf of our customers in the C&RM and the Clearing and Execution Services segments of our business. The above lines of credit in place for margin calls are rarely used, but necessary to cover any abnormal commodity market fluctuations and the margin calls they may produce. With our own and customer funds on deposit and the available credit lines noted above, management believes we have adequate capital reserves to meet any foreseeable market fluctuations based upon current commodity market activities.

Other Capital Considerations

Our wholly-owned subsidiaries, FCStone, LLC and FCC Investments, Inc., are subject to various regulations and capital adequacy requirements. Pursuant to the rules, regulations, and requirements of the CFTC and other self-regulatory organizations, FCStone, LLC is required to maintain certain minimum net capital as defined in such rules, regulations, and requirements. Net capital will fluctuate on a daily basis. FCStone, LLC’s adjusted net capital and minimum net capital requirement at November 30, 2006, were $40.5 million and $35.1 million, respectively. FCC Investments, Inc. is required to maintain certain net capital as defined by the SEC and at November 30, 2006, the net capital and minimum capital requirement were $444,578 and $250,000, respectively.

Prior to April 1, 2006, Sowood Commodity Partners Fund LP (“Sowood”) owned a minority interest in FCStone Merchants Services, LLC (“Merchants”). On March 9, 2006, Merchants sent a redemption notice to Sowood, informing them of its intention to redeem their minority ownership interest in Merchants, in accordance with the Limited Liability Company Agreement. The redemption was completed on the close of business on March 31, 2006, with a redemption payment of $0.9 million.

In fiscal 2006, we loaned $1.5 million to Green Diesel LLC as part of its financing to build a biodiesel production facility to be located in Houston, Texas. The loan included the issuance of warrants exercisable for 48% of the equity of Green Diesel. We also committed to make available or arrange for a $15.0 million line of credit to Green Diesel to be secured by all of its assets. Subsequently, Green Diesel decided to raise additional equity in order to build a larger production facility with an annual production capacity of approximately 40 million gallons. In order to prevent the dilution of our potential 48% interest in Green Diesel, we invested an additional $2.4 million. On November 2, 2006, we loaned an additional $600,000 to Green Diesel to finance the expanded facility. We are not contractually bound to invest additional equity in Green Diesel although we may do so. We believe the Green Diesel production facility will begin commercial production in March 2007.

Seasonality and Fluctuations in Operating Results

We generally experience seasonality in our operations with the first quarter typically being our strongest period as a result of the U.S. grain harvest. Specifically, during the three months ended November 30, 2006, exchange-traded contract volume and related commission revenue increases in the C&RM segment were driven by a significant Fall 2006 commodity price rally in the grain markets. However, in the past few years, we have been seeing more frequent trading volume spikes throughout the year than in the past, due to several factors, including global political and economic effects, weather, market conditions, and changing supply and demand for commodities.

Off-balance Sheet Financing Activities

During fiscal 2004, our grain merchandising subsidiary, FGDI, began participating in a bank program to provide liquidity through the sale of insured receivables, with limited recourse. FGDI’s business purpose for entering into this program was to accelerate the receipt of funds and enable FGDI to utilize the increase in the line of credit available as a result of this program to generate additional sales. Aggregate sales of receivables during the fiscal 2004 were $21.7 million. This program ended in February 2005, and no amounts remain outstanding in respect of accounts receivable previously sold. We do not anticipate that the expiration of this program will have a material impact on our future operations as we intend to concentrate more on domestic business that, along with current lower commodity prices, should result in reduced financing requirements for this segment. FGDI accounted for sales of receivables under these agreements as sales in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Contractual Obligations

The following table describes our cash payment obligations as of August 31, 2006:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Subordinated debt	$7,000	$1,000	$—	$6,000	$—
Obligation under capital lease	3,575	550	1,100	1,100	825
Notes payable	48,169	48,059	110	—	—
Operating leases	22,001	7,103	9,269	5,629	—
Purchase obligations(1)	46,052	46,052	—	—	—

Total	$126,797	$102,764	$10,479	$12,729	$825

(1)	Purchase obligations are legally binding and enforceable agreements, net of offsetting sale obligations, to purchase commodities at specific terms.

Based upon our current operations, we believe that cash flow from operations, available cash and available borrowings under our lines of credit will be adequate to meet our future liquidity needs.

Inflation

We believe that our results of operations are not materially affected by moderate changes in the general inflation rate. Inflation did not have a material affect on our operations in the fiscal years ended August 31, 2004, 2005 and 2006. Severe increases in inflation, however, that would affect the global and U.S. economies could have an adverse affect on our business, financial condition and results of operation.

Recently Issued Accounting Standards

In June 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition of a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of SFAS 154 will have a material effect on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48” or the “Interpretation”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FASB No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statements in accordance with FASB 109. This Interpretation requires a recognition threshold and measurement factor for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the fiscal year beginning September 1, 2007. We are still evaluating the impact of this Interpretation.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157) which defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, it explains key concepts that are needed to apply the definition, including “market participants,” the markets in which a company would exchange the asset or liability and the valuation premise that follows from assumptions market participants would make about the use of an asset. Also, SFAS 157 establishes a fair value hierarchy that prioritizes the information used in arriving at a fair-value estimate and determining the disclosure requirement. We have not yet determined the impact that the implementation of SFAS No. 157 will have on our consolidated financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires that the net amount by which the defined benefit postretirement obligation is over or underfunded to be reported on the balance sheet. The funded-status amount will be measured as the difference between the fair value of plan assets and the projected benefit obligation, which includes all previously unrecognized actuarial gains and losses, prior service costs and any remaining transition amounts. SFAS 158 is effective for fiscal years ending after December 15, 2006. In addition, SFAS 158 requires the use of a measurement date as of the balance sheet date for fiscal years ending after December 15, 2008. Application of SFAS 158 at August 31, 2006 would have resulted in the company recording an additional pension liability of $7.9 million, with the offset to accumulated other comprehensive income, net of applicable tax effects.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of our financial statements and the related financial statement disclosures. SAB 108 will be effective for the fiscal year ending August 31, 2007. Management does not believe adoption of SAB 108 will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

As part of our grain merchandising activity in FGDI, we utilize futures and option contracts offered through regulated commodity exchanges to reduce risk. We follow a policy of hedging our grain transactions through the use of cash and futures contracts in order to minimize risk due to market fluctuations. Inventories and purchases and sales contracts are hedged to the extent practical so as to arrive at a net commodity position within the formal position limits set by us and deemed prudent for each commodity. We are exposed to risk of loss in the market value of net open commodity positions, which are calculated by aggregating grain inventories and grain subject to contract for purchase and sale. The following table presents the number of bushels in inventory, under purchase and sales contracts and in futures positions by commodity at November 30, 2006:

	Bushels
	Corn	Soybeans	Wheat	Oats & Barley
	(in thousands)
Inventory	4,045	2,002	992	240
Purchase Contracts	36,438	2,983	16,541	291
Sale Contracts	(4,379)	(2,499)	(2,870)	(514)
Futures Long	60	—	—	—
Futures Short	(36,163)	(2,475)	(14,548)	—

Net Open Position	1	11	115	17

Bushel information is used to calculate the net open commodity position, which is sensitive to changes in commodity prices. Open cash and futures contracts for the purchase and sale of grain are reported at market value; therefore the net open commodity position multiplied by the year-end market price approximates fair value. A hypothetical 10% increase (or decrease) in the market price of the commodities listed in the table from the November 30, 2006 level would result in a gain (or loss) to future earnings of approximately $70,000.

Interest Rate Risk

We manage interest expense using fixed and floating rate debt. The debt instruments are carried at amounts approximating estimated fair value. Of our normal borrowing, greater than 90% of the outstanding balance at November 30, 2006, has a variable interest rate and except for the industrial revenue development bonds associated with the Mobile facility, practically all of our borrowing is on a short-term basis.

Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less. The blended interest rate for all such notes approximates current market rates.

In the financing of grain, as interest rates increase, the spread between future option months generally becomes wider, allowing larger incomes in grain margins to offset the potential increases in interest expense. A portion of the outstanding balance of variable rate debt is used to finance certain notes receivable to customers in the Financial Services segment. The interest charged on the notes receivable is also at a variable rate, therefore eliminating the interest rate risk on that debt. Of the variable rate debt, the average outstanding balance subject to interest rate risk of the past year was $37.3 million. A hypothetical 100 basis point increase (or decrease) in interest rates would result in a (loss) or gain to future earnings of $373,000, assuming a similar debt level throughout fiscal 2007.

The risk on variable rate long-term debt associated with the capital lease obligation in the amount of $3.6 million is not material to the financial statements. We believe the risk associated with these borrowings will not have an adverse effect on our financial position, results of operations or cash flows.

Foreign Currency Risk

We conduct most of our international business in U.S. dollars, but there remains a minor risk regarding foreign currency fluctuations. We hedge foreign currency risk using forward contracts to the extent practicable on those transactions. These contracts are marked to market though the same financial statement line as the underlying transactions to which they relate. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

BUSINESS

Overview

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle market customers in optimizing their profit margins and mitigating their exposure to commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. We serve more than 7,500 customers and, in the twelve months ended November 30, 2006, executed 50.2 million derivative contracts in the exchange-traded and OTC markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity requirements and inventories. Our net income increased $8.7 million, or 131.8%, from $6.6 million in fiscal 2005 to $15.3 million in fiscal 2006 and increased $2.9 million, or 85.3%, from $3.4 million in the three months ended November 30, 2005, to $6.3 million in the three months ended November 30, 2006.

We began offering commodity risk management consulting services to grain elevators in 1968. Since that time, our business has evolved to meet the changing needs of our customers. In response to these changing needs, we expanded our risk management services from a focus on agricultural futures and options to a wider array of instruments, including OTC derivatives, and to other commodities, including energy commodities, forest products and food products. We originally operated as a member-owned cooperative that was governed by a mission to deliver professional marketing and risk management programs to enhance the profitability of our members and other customers. In 2000, we acquired the assets of another FCM, Saul Stone & Company, which enhanced our execution and clearing capabilities and gave us the ability to clear all U.S. exchange-traded commodity futures and options contracts. In 2005, we converted to a stock corporation to improve our access to financial capital and to facilitate continued growth in our operations.

We provide our customers with various levels of commodity risk management services, ranging from value-added consulting services delivered through our IRMP to lower-margin clearing and execution services for exchange-traded futures and options. Our consultative focus is demonstrated by our IRMP, which involves providing our customers with commodity risk management consulting services that are designed to help them mitigate their exposure to commodity price risk and maximize the amount and certainty of their operating profits. In performing consulting services, we educate our customers as to the commodity risks that they may encounter and how they can use the derivative markets to mitigate those risks. The IRMP forms the basis of our value-added approach and serves as a competitive advantage in customer acquisition and retention. We offer our customers access to both exchange-traded and OTC derivative markets, integrating the two platforms into a combined product offering delivered by our approximately 100 commodity risk management consultants.

We also offer clearing and execution services to a broad array of participants in exchange-traded futures and options markets including commercial accounts, professional traders, managed futures funds, introducing brokers and retail customers. We are an FCM with clearing-member status at all of the major U.S. commodity futures and options exchanges. As of November 30, 2006, we were the third largest FCM in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity producer, intermediary or end-user. Our exchange-traded futures and options transaction volumes have grown from 10.6 million contracts in fiscal year 2002 to 47.5 million contracts in fiscal 2006, a CAGR of 45.5%. As of November 30, 2006, we had $860.4 million in customer segregated assets.

In addition to our Commodity and Risk Management Services and Clearing and Execution Services segments discussed above, we also operate in two other related business segments. Our Financial Services segment, through FCStone Financial, Inc. and FCStone Merchant Services, LLC, offers financing and facilitation for our customers with respect to their inventories of physical commodities. FCStone Financial, Inc. offers financing services that help our customers finance physical grain inventories, while FCStone Merchant Services,

LLC provides the same services for other commodities. FCStone Merchant Services, LLC also provides financing for commodity or commodity-related transactions in exchange for a share of customer profits.

In the Grain Merchandising segment, we operate through our majority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Canada and Latin America. It also manages a pool of grain originated by a group of grain elevators in Texas. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain.

Industry

Overview

The commodity risk management industry is noted for both its fragmented nature and its overall breadth, as it serves commodity intermediaries, end-users and producers. The industry can generally be segmented into providers of either one, or both, of two essential services to customers: risk management consulting, and trade execution and clearing services. Risk management consulting is an advisory function by which a company advises its customer on strategies to manage its commodity risk. Trade execution and clearing services are performed by serving as an intermediary between a customer and a commodity exchange or other counterparty.

These two services are offered by a number of different types of companies, all of which possess different operating traits and strengths. In general, the commodity risk management industry can be broken down into four basic types of companies with the following traits:

•	Pure consultants—Provide consulting services, but do not serve as a trading intermediary or offer access to the futures exchanges and OTC markets

•	Clearing futures commission merchants—Provide trade execution, but generally do not offer broad-based consulting services

•

Captives—Provide both consulting and trade execution as divisions of large financial institutions or commodity producers, intermediaries or end-users that developed risk management skills in their own operations and are selling them to third parties

•	Integrated independent FCMs—Provide both consulting and trade execution and clearing services from an independent platform

Companies in the commodity risk management industry can derive income from four primary sources: (1) commission and transaction revenues from the execution and clearing of exchange-traded futures and options contracts, (2) brokerage fees from OTC transactions, (3) interest income derived from cash balances in customers’ accounts, and (4) risk management service and consulting fees. Commissions and related transaction fees are on a per trade basis and typically depend on the number of trades a customer executes. In addition, a company earns interest income on margin posted by its customers. Consulting fees are charged on a monthly or quarterly basis for services offered, including analyzing the customers’ needs, recommending hedging strategies, daily market commentary and monthly and quarterly updates.

Commodity Risk Management Consulting

The global market for commodities is constantly changing, as volatile weather patterns and geopolitical situations alter local, national and global economies. As the commodity and capital markets have become more global, India and China have emerged as two large consumers of commodities, which has increased the volatility of the commodity markets. At the same time, professional traders and hedge funds are increasingly drawn to the ensuing volatility and opportunities for trading profit, increasing the volatility of these markets even further. The higher prices and volatility of commodities caused by the convergence of these events have increased the need for risk management by companies that supply or consume commodities or end-products.

Although commodity risk management has been made more accessible and more cost-effective by the increasing sophistication of trading platforms and the continued proliferation of exchange-traded and OTC products, companies seeking to manage risk must overcome the increasing complexity of today’s markets in order to execute a successful commodity risk management program. Faced with this complexity, companies seek commodity risk management consultants that can educate them on the markets and develop strategies to mitigate commodity risk in their business. Industries that have not traditionally focused on commodity risk are generating increased demand for risk management consulting services due to the changing market environment for commodities and the need to optimize profit margins and mitigate commodity risk.

Commodity risk management consultants perform a variety of functions for their customers. A risk management consultant works with the customer to identify its exposure to commodity risk, recognizing the relationship between input and finished products and the price risk that a customer assumes in delivering its products. To provide valuable risk management proposals, the consultant must combine experience in analyzing the historical performance of commodity markets with the insight to discern how future events may differ from the past. Finally, a consultant must provide market research and program updates on a regular basis to facilitate the management of a customer’s commodity risk management program.

Trade Execution and Clearing

Trade execution and clearing is primarily provided by FCMs, which are intermediaries through which customers access exchange-traded derivatives. FCMs, which are members of one or more exchanges that solicit or accept orders from customers for the purchase or sale of futures or options contracts and route those orders to the appropriate exchange. FCMs also monitor and manage their customers’ accounts by holding their customers’ assets, including cash deposits and futures positions, facilitate customer trading in contracts listed on exchanges, guarantee customers’ trades to the exchange and sometimes extend credit to customers seeking to access the exchange-traded and OTC markets.

FCMs generally fall into one of three categories: independent, a national or regional brokerage firm, or a division of a financial institution or commodity-oriented company. In addition, FCMs can be further segregated into clearing or non-clearing firms. Clearing firms own exchange memberships and can clear their customers’ trades, while non-clearing firms must rely on another clearing firm to fulfill this function for their customers. As of December 31, 2006, there were 171 FCMs registered with the CFTC.

FCMs execute and clear trades in exchange-traded derivative contracts. In contrast to OTC contracts, exchange-traded contracts have standardized terms that are determined by the exchange rather than market participants. Until the early 1970s, futures markets were restricted to physical commodities (e.g. oil, corn, wheat, sugar, copper). Since that time, futures markets have expanded to include additional products, including currencies, interest rate instruments and stock indices.

FCMs execute customer orders on the exchange and maintain records of each customer’s position, segregated funds, money balances and completed transactions. In return for these services, FCMs collect commissions on each trade order from customers and earn interest income on cash deposits held on behalf of their customers.

FCMs are subject to a number of regulatory requirements, including the maintenance of a minimum level of net capital. FCMs are regulated by the CFTC, an independent federal regulatory agency, and must be a member of the National Futures Association, an industry-wide self-regulatory organization. Clearing FCMs are also members of one or more exchanges registered with, and regulated by, the CFTC. Such exchanges are also considered self-regulatory organizations. Each FCM has a designated self-regulatory organization which takes primary responsibility for the FCM. The CME is our designated self-regulatory organization.

FCMs either source customers directly through their own relationships or indirectly through introducing brokers. Direct customers include the following three types of customers: retail customers, professional traders or institutional customers. Retail customers have grown recently with the advent of electronic trading and the emergence of simple-to-understand products. The development of online front-end systems has accelerated this trend. Professional traders include floor traders (locals that are members of exchanges that trade on their own account) or professional traders that trade off the floor of the exchange or in dedicated off-site facilities. Lastly, institutional customers include both commercial customers, such as commodity producers or end users, and large institutions, such as pension funds or hedge funds.

FCMs also source customers through relationships with introducing brokers, who are individuals or organizations that have relationships with various retail, professional or institutional customers of their own. Introducing brokers provide all the typical functions of a broker, except they do not accept money, securities or property of a customer. There are two types of introducing brokers: guaranteed and independent. Guaranteed introducing brokers enter into a guarantee agreement with an FCM under which the FCM agrees to be jointly and severally liable for all of the introducing broker’s obligations under the Commodity Exchange Act, in exchange for exclusivity of the introducing broker’s futures transactions. An independent introducing broker must raise his own capital to meet the minimum financial requirements to transact, but can, as a result, have clearing relationships with multiple FCMs.

Industry Growth

The total international notional value outstanding of exchange-traded and OTC derivative contracts has expanded rapidly in recent years, evidencing the large growth potential of the commodity risk management industry. According to data from the Bank for International Settlements, the notional value outstanding of exchange-traded contracts has grown at a CAGR of 27.1% over the past seven and a half years, while the OTC market has grown at a CAGR of 22.6% over the same time period. The Bank for International Settlements data is shown in the following chart.

Source: Bank for International Settlements

While the exchange-traded market has grown slightly faster than the OTC market over the past seven years, the OTC market still is nearly five times larger than the exchange-traded market in notional value terms, which reflects the fact that the demand for the non-standard products continues to keep pace.

Industry Trends

We believe that growth in the risk management and derivative industries is driven by the following factors:

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Increasing Acceptance of Risk Management—Stockholders, securities analysts and portfolio managers increasingly expect companies to use all available resources to reduce business risk. At the same time, the management teams of public and private companies have become more sophisticated and recognize the need to manage commodity price risks in their business. Due to the continued evolution of derivative markets, this may involve using sophisticated options and futures strategies to hedge commodity consumption and production risks. Investors and operators have found that risk management strategies can reduce the volatility of earnings, lower borrowing costs and increase equity valuations.

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Higher Commodity Prices and Increased Price Volatility—Over the past three years, the price of most commodities has risen substantially, as evidenced by the increase in the Reuters/Jefferies CRB Index from 169 on January 1, 2002 to 284 on January 31, 2007, a CAGR of 10.8% per year. As prices have increased, volatility has also risen, as evidenced by the changes in the historical volatility of the Reuters/Jefferies CRB Index, which was higher in 2006 than it had been for the past ten years. In addition, highly uncertain geo-political conditions drive more volatile cash markets that provide an incentive for market participants to hedge their exposure and are attractive to market professional traders, resulting in an increase in trading volume. An increase in commodities prices and volatility results in commodities becoming a larger economic input and increases the need to hedge commodity price risk. We believe this will result in increased demand for our risk management consulting services and higher trading volumes, which should benefit our C&RM and Clearing and Execution segments.

Copyright 2007. Reuters America LLC and/or Jefferies Financial Products, LLC or their affiliates. Used with permission. Reuters America LLC and Jefferies Financial Products, LLC do not guarantee the quality, accuracy and/or completeness of the data included herein and have no responsibility therefor. The securities offered in this prospectus are not sponsored, endorsed, sold or promoted by Reuters America LLC, Jefferies Financial Products, LLC or any of their subsidiaries or affiliates, and they make no representation or warranty, express or implied, regarding the advisability of investing in those securities.

•

Electronic Trading—Traditionally, commodity futures and options traded on physical trading floors in areas called “pits” through an auction process called “open outcry”. In order to expand their markets, futures exchanges have added electronic trading platforms that coexist with their open outcry structure, which has resulted in better communications and information for market participants and lower trading costs. In addition, electronic-only exchanges such as the IntercontinentalExchange, Inc., which is an all-electronic energy exchange, have emerged and grown dramatically in size. The result has been higher trading volumes, as evidenced by the following chart that shows a CAGR of 7.6% for open outcry trading and a CAGR of 78.7% for electronic trading at the CME since 1998. Higher trading volumes result from shifts to electronic trading because execution costs decline significantly and transparency is enhanced. We anticipate that electronic trading will positively impact both our C&RM and Clearing and Execution segments by reducing our costs and enhancing the attractiveness of our consulting services.

Source: CME

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Product Innovation—In general, the number of contracts available for trading on exchanges has grown significantly in recent years. For example, in December 2001 the CME and CBOT traded a combined number of 142 types of contracts, while in February 2007 the number of different contracts traded at both exchanges had increased to 307. Innovation in exchange-traded contracts occurs through either standardizing OTC products to bring them onto an exchange or offering new “downsized” products that are smaller versions of current exchange-traded products, which makes them available to a larger group of investors. In addition, the advent of electronic trading makes product innovation less expensive and more cost-effective, as the lower costs result in fewer contracts needed to be traded to recoup startup costs. We believe the continued growth in new products, combined with new electronic trading platforms, will attract new customers and increase demand for the services offered by our C&RM and the Clearing and Execution Services segments.

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Growth of Hedge Funds and Influence of Professional Traders—The emergence of hedge funds during the 1990s and their continual growth in the past decade has changed markets dramatically. Hedge funds, which are basically unregulated pools of capital, are free to be aggressive and pursue any investment where they see the opportunity to make money. As demand for commodities has increased, prices have risen and market volatility has increased, hedge funds have become more interested in the commodity markets. Whether their interest is in speculating in commodity markets, using the commodity markets to hedge inflation risk or entering the commodity markets to address the business requirements of companies in which they are invested, hedge funds are having significant impact on the commodity derivative markets.

•

Deregulation—The opening of markets within the financial services industry in the U.S., Europe and Asia has increased customer access to products and markets, reduced regulatory barriers to product innovation and encouraged consolidation. In particular, in the U.S., many regulatory barriers to product development were removed or reduced by the enactment of the Commodity Futures Modernization Act of 2000 (“CFMA”). The CFMA accelerated product development in the futures markets by reducing the length of time it takes exchanges to introduce new products and increasing legal certainty of the OTC markets. Although not all new products are successful, the ability to quickly develop new products at the exchange level is expected to result in greater volumes of trading in our FCM business.

Competitive Strengths

Long-Term Relationship-Focused Commodity Risk Management Company

We are a relationship-oriented company focused on commodity risk management consulting services. We believe that our long-standing presence in the local, regional and national commodity markets enables us to penetrate rapidly evolving commodity markets, where the risk management needs of the participants are changing due to high commodity prices and increased commodity price volatility. We believe our key competitive advantage is the ability to work with customers to help them design and implement commodity risk management programs, which leads to enduring customer relationships and more predictable financial performance for our customers.

Skilled Risk Management Consultants

We employ approximately 100 commodity risk management consultants, who have an average tenure with us of over eight years, most of whom have extensive product and industry expertise. Our risk management consultants are in regular contact with customers as they deliver services, including the IRMP. This close contact provides our consultants with an appreciation of the needs of our customers and the opportunities in the marketplace. As a result, our risk management consultants can identify opportunities and develop new products and strategies with the assistance of our experienced management team. Knowledge derived from this experience can also be applied to new commodity types and risks permitting us to expand into new markets.

Middle-Market Focus

We focus primarily on middle-market commercial commodity intermediaries, end-users and producers. These companies often have significant commodity risk requiring sophisticated risk management consulting services, but lack the resources or expertise to field an in-house team of risk management professionals. Our platform also enables us to extend commodity risk management consulting services to middle-market customers that may not be large enough to attract the attention of large financial institutions or commodity firms. We believe our integrated business model provides the greatest value to these middle-market companies.

Integrated Business Model

We operate an integrated business model whereby we develop commodity risk management strategies for our customers and execute them through both the exchange-traded and the OTC markets, providing an efficient mechanism for developing and executing a customer’s commodity risk management program. In our C&RM segment, we traded 0.8 million exchange-traded contracts in the three months ended November 30, 2006, which represented a 0.3 million contract increase, or 60%, over the three months ended November 30, 2006, when we traded 0.5 million contracts. In the three months ended November 30, 2006, we traded 125,405 OTC contracts, which represented an 85,877 contract increase, or 217.5% increase over the three months ended November 30, 2005, when we traded 39,528 OTC contracts.

Management Expertise

Our senior management team is composed of individuals with experience working in commodity management, risk management or commodity trading. Our Chief Executive Officer, Paul Anderson, started at

FCStone in 1987 as the director of the integrated marketing program and assumed the role of CEO in 1999. He has 31 years of experience in the industry. Our Chief Operating Officer, Stephen Gutierrez, started at FCStone in 2002 and possesses 32 years of experience in trading, risk and asset management of various commodities. In addition, our Chief Financial Officer, Robert Johnson, has 25 years of experience in the industry, and has worked as CFO for FCStone since 1987. Our Executive Vice President, Jeff Soman joined FCStone in 2000 and has worked in the commodities industry for over 26 years.

Leading Position in Renewable Fuels Industry

Through our experience managing commodity risk, we have gained what we believe to be a leading role in the renewable fuels industry. The renewable fuels industry, which includes products such as ethanol and biodiesel, has grown at a rapid pace. For example, according to the Renewable Fuels Association, ethanol production capacity has grown at a CAGR of 19.6% since 2001. This growth has been driven by high crude oil prices and government programs to reduce U.S. dependence on foreign sources of energy. By leveraging our core competencies of risk management consulting and grain merchandising, we provide risk management services to producers representing approximately 20% of the domestic ethanol capacity, as well as other producers in the renewable fuels industry. It is the experience that we have gained through our grain merchandising business that has allowed us to source the physical inputs for our ethanol-producing clients and to assist in marketing the by-products of ethanol production.

Independent Consultant with Access to Markets

We are an independent commodity risk manager and FCM that is not affiliated with a major financial institution or commodity intermediary or end-user, with the ability to offer full trade and order execution through every major commodities exchange in the world. Our independence gives us the ability to offer advice and services that are not influenced by our other operations. Our middle-market customers can be particularly sensitive to this issue, and accordingly, we believe our independence differentiates us from much of our competition.

Growth Strategies

Further Penetrate New Customer Segments

We believe there are significant opportunities to further penetrate new customer segments to diversify our revenue stream. We have capitalized on our reputation and position as an independent provider of commodity risk management consulting services to expand into new customer segments. Opportunities for potential growth include natural gas end-users, weather futures, the fuel surcharge business, forest products, food products, carbon or emission credits and international markets. We plan to continue deploying resources, including our team of risk management consultants, into areas where volatile market conditions have increased commodity risk exposure or have otherwise created new opportunities for intermediaries, end-users and producers.

Renewable fuels represent an industry with significant growth opportunities. According to the Renewable Fuels Association, the annual ethanol production capacity in the U.S. as of February 2007, was 5.6 billion gallons. There is an estimated 6.2 billion gallons of further production capacity under construction, which implies a 110.7% growth in annual production capacity in the next one to two years. With our expertise in agricultural commodities and the energy industry, we believe that we are well-positioned to assist renewable fuels producers including ethanol and biodiesel producers, in managing their commodity input risk and renewable fuels output risk. In addition, our industry relationships have created other opportunities, including our investment in a biodiesel plant in Houston, Texas. We continue to pursue various initiatives in this area, including serving as an exclusive commodity supplier to renewable fuels plants. In addition, we believe that we are positioned to participate in the development of markets for carbon and emission credits. We have entered into agreements that may enable us to market carbon and emission credits generated by third parties and share in the proceeds from sales of such credits.

Expand Risk Management Consulting Services

We believe that offering new products and services to our existing customer base presents significant growth opportunities. Our risk management consultants continually examine the changing needs of our customers and identify solutions as our customers encounter new commodity-oriented risks. For example, in fiscal 2005 we developed a new grain product called the “FCStone Accumulator” for our grain elevator customers to market to their customers. The FCStone Accumulator allows producers to sell a commodity above the market price or end-users to purchase a commodity below the market price, with some inherent risks of this product offsetting these advantages. This product represents an example of our ability to bring new products to our traditional grain elevator customers to serve the needs of their grain producing customers.

Expand International Presence

We intend to continue our expansion into international markets where customers tend to be in the early stage of acceptance of commodity risk management consulting services and products. Our international initiative essentially began in 1996 with our direct marketing of commodity futures to internationally-based companies. This effort has evolved and we currently have five international offices located in Campinas, Brazil; Beijing China; Dalian, China; Winnipeg, Canada and Blenheim, Canada, and representation in Dublin, Ireland. The customers in these markets tend to be in the early stage of acceptance of commodity risk management consulting services and products, which creates an opportunity for us to utilize the educative and consultative approach inherent in the IRMP to further penetrate the market. We anticipate that Brazil and China will be our two strongest international markets in the years to come.

Develop Human Capital

We intend to increase the number of new risk management consultants that we hire. Commodity risk management consultants enable us to deliver our value-added products and services to the marketplace. Our consultants are responsible for developing customer relationships, analyzing the commodity risk of our customers, developing strategies to mitigate this risk and executing these strategies at the direction of our customers. We continue to reassess and develop our training programs to address new and developing products and industries that have growth potential. In fiscal 2005, we hired ten new commodity risk management consultants who are currently in our two-year training program. We plan to hire approximately the same number for our fiscal 2007 training program. As our business grows we expect to continue to increase the number of new risk management consultants that we hire.

Understanding the critical role of our risk management consultants, we provide our risk management consultants with a continuing development program that includes formal training, mentoring and hands-on experience. We have experienced employee turnover among risk management consultants of less than 10% per year over the last three fiscal years. We attribute this low turnover to the platform and products provided these individuals to develop their business.

Capitalize on Shift to Electronic Trading

We intend to capitalize on the growth opportunities made available by the shift to electronic trading. Due to customer demand for electronic trading, new fully electronic exchanges have emerged and established exchanges have developed electronic platforms that trade alongside traditional open-outcry systems. The shift to electronic trading has resulted in a significant growth in trading volumes. For example, since 1998 electronic trading on the CME has grown at a CAGR of 78.7% while open outcry trading has grown at a CAGR of 7.6% over the same time period. The positive effects of electronic trading, will be most directly felt in our clearing business, where customers will be drawn to lower cost trading. In addition, the benefits of electronic trading extend into our commodity risk management business by lowering trading costs and increasing consultant productivity, enhancing the importance of a high level of service.

Pursue Strategic Opportunities

We plan to supplement our internal growth by pursuing strategic transactions and partnerships. These strategic transactions and partnerships may include acquisitions of businesses, customer accounts, products or technologies which may expand our products and services, enhance our technology or take advantage of new developments and potential changes in our industry or an industry we are planning to enter. We believe that strategic transactions and partnerships are likely to continue in our industry and we intend to pursue them to further strengthen and diversify our business.

History

Our commodity risk management business can be traced back to 1955, when Farmers Grain Dealers Association of Iowa, which later became Agri Industries, first purchased a seat on the CBOT. Farmers Grain Dealers Association of Iowa began offering agricultural commodity risk management consulting services to grain elevators in 1968 through a commodity hedging and trading service program. Recognizing the need to better address its customers’ commodity hedging needs, Agri Industries formed Farmers Commodities Corporation (“FCC”) as a separate entity in 1978. In 1986, FCC became a stand-alone member-owned cooperative company with a mission to deliver professional marketing and risk management programs designed to enhance the profitability of its member customers.

Recognizing that physical commodity prices are driven by local supply and demand dynamics, we gradually extended our geographic reach. In the 1980s, FCC began its international efforts and also opened offices in Kansas City, Missouri; Omaha, Nebraska; and Minneapolis, Minnesota. In the 1990s, we expanded our operations into the eastern Corn Belt and opened offices in Bloomington, Illinois; St. Louis, Missouri; and Toledo, Ohio. By the end of the decade, we opened southeastern markets to our customers by establishing an office in Buford, Georgia.

Throughout the 1980s and 1990s our company continued to identify and act on opportunities to better serve our customers. Cognizant of the value of continued risk education and consulting services in establishing long-term relationships with our commercial grain customers, we introduced our IRMP in 1987. At the same time, we recognized the need to facilitate the execution of our customers’ commodity hedging strategies, and we became a clearing member of the Kansas City Board of Trade in 1983 and the CBOT in 1987. In the early 1990s, we recognized that our customers faced operating risks related not only to their inventories of commodities but to the merchandising and transportation of commodities as well, and thus formed a cash grain subsidiary called Farmers Grain Dealers, Inc. Complementing that business, in 1996 we started a 10%-owned and managed transportation joint venture, Farmers Commodities Transportation Co., LLC and in 1997 leased an export shipping facility in Mobile, Alabama.

Our Clearing and Execution Services segment can be traced back to 1924 when Saul Stone and Company (“Stone”) was formed. In the 1930s, Stone became one of the first clearing members of the CME and over the following decades traded and hedged a wide range of agricultural commodities. In the late 1980s and early 1990s Stone expanded its clearing operation to include the CBOT and all major futures exchanges in New York. Possessing member status and complete back office operations at these various exchanges afforded Stone’s wholesale, institutional and retail customers full-service clearing and execution.

On July 1, 2000, FCC acquired the assets of Stone and formed a new wholly-owned subsidiary called FCStone LLC, which combined the FCM operations of FCC and Stone. FCC then changed its name to FCStone Group, Inc., which was reorganized as a holding company. The acquisition of Stone provided our customers with access to all of the major U.S. commodity futures and options exchanges and a full spectrum of commodity derivatives. As our commercial grain customers and their need for commodity risk education and consulting matured, we identified other customer segments that could benefit from our integrated, broad-based approach to commodity risk management. In addition to our energy product line, which was formed in 1988, we began organizing other business lines catering to producers of renewable fuels and food service providers, among others.

Following the acquisition of Stone, and recognizing the strong secular industry trends towards increased importance of corporate risk management, robust growth in derivatives trading volumes worldwide, and the proliferation of derivatives products, we shed our cooperative status on March 1, 2005 and became a stock corporation.

In December 2006, we amended our articles of incorporation and changed our state of incorporation from Iowa to Delaware through a merger into our wholly-owned subsidiary that was incorporated in Delaware solely for the purpose of changing our state of incorporation.

Operating Segments

Commodity and Risk Management Services

The Commodity and Risk Management Services segment is the foundation of our company. Consistent with our original mandate as a cooperative to serve our grain elevator members, we approach middle-market intermediaries, end-users and producers of commodities with the objective of serving as their commodity risk manager. Some of these customers are sophisticated and knowledgeable of the derivative markets and how they operate, understanding the inherent commodity risk of their business and pursuing their own risk management policies. At the same time, many of our customers look for guidance and consulting with regard to their commodity risk exposure and the use of the derivative markets to mitigate that risk.

Within the C&RM segment, we serve customers through a force of approximately 100 risk management consultants with a level of service that maximizes our abilities and the opportunity to retain the customer. Among more sophisticated customers, we provide less in the way of consulting services and focus more on providing a breadth of products and competitive pricing, while among our customers with less experience in the derivative markets, we provide a broad range of consulting services that are demonstrated most clearly in our IRMP. The IRMP is a fee-based commodity risk management consulting service that is based upon a review of our customers’ commodity inputs and outputs in their products and services, with exposures identified and quantified. We use the information obtained in this review to determine commodity exposures and design strategies intended to optimize their profit margins and mitigate our customers’ risks to changing commodity prices. We advise the client through monthly account reviews and an evaluation of existing hedge positions, as well as by review of year-to-date performance of the program.

We believe that our consulting services, including the IRMP, serve as a value-added competitive advantage in the acquisition and development of new customers. We provide our IRMP customers and other risk management consulting customers with assistance in the execution of their hedging strategies through our exchange-traded futures and options clearing and execution operations as well as access to more customized alternatives provided by our OTC trading desk. As our clients increase their knowledge and acceptance of risk management practices, they become more independent in their hedging decision-making and, in some cases, will transition to fully self-directed trading over a three- to five-year period. However, we often continue to provide transactional advice and consulting services to fully self-directed trading customers. Generally, our customers direct their own trading activity and we do not have discretionary authority to transact trades on behalf of our customers.

We maintain an extensive proprietary database of historical price information for each local market in which our customers operate. Local prices tend to react to similar fundamentals each year relative to the benchmark futures prices. Accordingly, these local characteristics can be analyzed and factored into a customer-specific risk analysis. A commodity price hedging program must recognize and account for these local differences because physical commodity prices are often driven by local supply and demand dynamics such as weather, transportation costs and availability, storage and insurance costs. While exchange–traded futures and options prices reflect the world market, local markets are considered to be more relevant to mid-sized commodity users. Therefore, we provide our customers with a tailored program reflective of the market characteristics within which they operate.

Reflective of the local nature of our product, we service our customers through 13 U.S. offices and five international offices. We currently serve approximately 460 customers through our IRMP.

We deliver our consulting services through an experienced force of approximately 100 risk management consultants. The average tenure of our consultants is eight years, while the annual turnover rate has averaged approximately 9% over the past four fiscal years. We maintain a formal training program for our incoming consultant trainees which provides a foundation in the basics of our business, including risk management, futures and options markets, OTC markets, financial statement analysis and derivative accounting. As part of the training process, new consultants apprentice with an experienced risk management consultant for two years before independently managing customer relationships.

We organize our marketing efforts into customer industry segments. We currently serve customers in the following areas:

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Commercial Grain—The commercial grain customer segment represents the foundation of our C&RM Segment, as the roots of our company can be traced back to this business. Within this sector we provide services to grain elevators, traders, processors, manufacturers and end-users.

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Energy—The energy customer segment targets companies where energy represents a significant input cost into the production of their product or service. Such customers include producers, refiners, wholesalers, transportation companies, convenience store chains, auto and truck fleet operators, industrial companies, railroads and municipalities.

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Introducing Brokers—Introducing Brokers within our C&RM segment include individuals or organizations that maintain relationships with customers and intermediate transactions between the customer and ourselves. The customers within this segment are primarily agricultural producers.

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Latin America/Brazil—The customers within this customer segment are located predominantly in Mexico and Brazil. Our customers are involved in all sectors of agribusiness, including livestock production and feeding, flour milling and bakery, oilseed crushing and refining, grain merchandising, meat processing and sugar/ethanol production. We believe there are significant opportunities to deepen the penetration of risk management practices within this customer segment in this region.

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China—The China customer segment represents both Chinese FCMs as well as commercial companies seeking to hedge their commodity risk exposures. The Chinese FCMs are similar to introducing brokers, facilitating the transactions of their clients in the U.S. commodities markets. The commercial accounts, generally, represent significant processors of grain or other commodities.

•	Renewable Fuels—The renewable fuels customer segment targets producers of ethanol and biodiesel products, capitalizing on the rapid growth occurring in the alternative fuels industry.

•

Other—We maintain a number of developing customer segments where the adoption of risk management practices is increasing and our consultative approach is serving as a catalyst to customer adoption. These customer segments include customers with risk management needs in the areas of forest products, food services, transportation and weather-related products. In addition, we believe that we are positioned to participate in the development of markets for carbon and emission credits. We have entered into agreements that may enable us to market carbon and emissions credits generated by third parties and share in the proceeds from sales of such credits.

Our integrated platform allows our customers, aided by our risk management consultants, to execute and clear commodity futures and options contracts for the purpose of establishing and maintaining their hedge positions through our C&RM segment. Alternatively, we are able to meet more customized hedging needs through our OTC trading desk. Our OTC trading desk, through broad access to commodity market participants as well as major financial institutions, is able to design hedge arrangements that may contain features with respect to contract performance, time period, commodity types, and transaction size that are not achievable in the highly-standardized exchange-traded commodity futures and options markets. Further, our OTC capability has provided an ability to create products that assist our customers, in turn, to offer value-added services to their clients. We believe that we are unique in offering both exchange-traded and OTC products to our middle-market target customers.

Source: Company Information

Within our C&RM business, we have experienced strong growth in contract trading volumes. Since 2002, growth in exchange-traded contract trading and OTC contract trading have both been robust. In that period, our OTC contract trading volume has grown at a CAGR of 81.4%, while exchange-traded contract volume has grown at a CAGR of 18.8%.

From fiscal 2002 through fiscal 2006, the C&RM segment reported income before minority interest and income tax of $21.9 million, an increase of $10.7 million, or 95.5%, from $11.2 million in fiscal 2005. For the three months ended November 30, 2006, C&RM had income before minority interest and income tax of $7.6 million, an increase of $3.2 million, or 72.3% compared to $4.4 million for the three months ended November 30, 2005. In fiscal 2006, the C&RM segment represented approximately 68% of our consolidated income before minority interest, income tax and corporate overhead.

See Note 18 of the notes to consolidated financial statements for a table showing a summary of our consolidated revenues by geographic area for the fiscal years ended August 31, 2004, 2005 and 2006.

Clearing and Execution Services

We seek to provide economical clearing and execution of exchange-traded futures and options for the institutional and professional trader market segments through the Stone division of our subsidiary, FCStone LLC.

Through our platform, we accept customer orders and direct those orders to the appropriate exchange for execution. We then facilitate the clearing of our customers’ transactions. Clearing involves the matching of our customers’ trades with the exchange, the collection and management of margin deposits to support the transactions, and the accounting and reporting of the transactions to our customers. We seek to leverage our capabilities and capacity by offering facilities management or outsourcing solutions to other FCMs.

FCStone LLC is a registered FCM and a clearing member of all major U.S. commodity futures exchanges including the CME, CBOT, NYMEX, COMEX Division of NYMEX, NYBOT, Kansas City Board of Trade and the Minneapolis Grain Exchange. We believe we are one of the largest clearing members on the NYBOT and NYMEX as measured by contracts cleared.

We service our customers though a Wholesale Division and a Professional Trading Division:

Wholesale Division. Wholesale division customers generally consist of non-clearing FCMs, introducing brokers and clearing FCMs for which we provide back-office services such as trade processing and accounting. These customers serve as intermediaries to the ultimate customer transacting the futures or options contract.

Professional Trading Division. The professional trading customers consist of retail-oriented introducing brokers, professional traders and floor traders. In this division, we target high-volume users of the futures and options markets. We believe we hold the largest share of the professional floor trader market at the NYBOT and the COMEX Division of NYMEX. Through our retail division, we also target managed futures funds, hedge funds and commodity trading advisors. We believe that this segment of our customer base will benefit from the increasing significance of electronic trading, providing them a greater opportunity to trade across markets and commodities.

Source: Company Information

From fiscal 2002 to fiscal 2006, as demonstrated above, contract trading volume has grown at a CAGR of 47.9% within our Clearing and Execution Services segment. In fiscal 2006, the Clearing and Execution Services segment reported income before minority interest and income tax of $11.0 million, an increase of $5.8 million, or 111.5%, from $5.2 million in fiscal 2005. For the three months ended November 30, 2006, Clearing and Execution Services had consolidated income before minority interest and income tax of $3.6 million, an increase of $1.2 million, or 50.0%, compared to $2.4 million for the three months ended November 30, 2005. In fiscal 2006, the Clearing and Execution Services segment represented approximately 34% of our consolidated income before minority interest, income tax and corporate overhead.

Financial Services

Our Financial Services segment is comprised of FCStone Financial, Inc. and FCStone Merchant Services, LLC. FCStone Financial, Inc. serves as a grain financing and facilitation business through which we lend to commercial grain-related companies against physical grain inventories. We use sale/repurchase agreements to purchase grain evidenced by warehouse receipts at local grain elevators subject to a simultaneous agreement to sell such grain back to the original seller at a later date at a higher price.

Our activity in FCStone Financial, Inc. led us to develop FCStone Merchant Services, LLC. FCStone Merchant Services serves as a financing vehicle for a number of different commodities, including grain, energy products and renewable fuels. These arrangements can take the form of repurchase agreements or traditional lending arrangements, backed by letters of credit, depending on the risk, underlying commodity and borrower involved in the transaction.

We believe that our commodity risk management, merchandising and transportation expertise, along with our experience in the renewable fuels area, can be applied to the rapidly growing alternative fuels industry. Our presence in these markets and our interest in renewable fuels created an opportunity for us to provide financing to a startup biodiesel company. In fiscal 2006, we loaned $1.5 million to Green Diesel LLC as part of its financing to build a biodiesel production facility to be located in Houston, Texas. The loan included the receipt of warrants exercisable for 48% of the equity of Green Diesel. We have also committed to make available or arrange for a $15.0 million line of credit to Green Diesel to be secured by all of its assets. The principal use of this line of credit will be to finance raw materials required for production of biodiesel and the storage, blending and sale of the final product. Our commitment is subject to satisfaction of certain conditions, the completion of due diligence and the negotiation of definitive terms acceptable to the parties. Subsequently, Green Diesel decided to raise additional equity in order to build a larger production facility with an annual production capacity of approximately 40 million gallons. In order for us to prevent the dilution of our potential 48% interest in Green Diesel, we invested an additional $2.4 million. On November 2, 2006, we loaned an additional $600,000 to Green Diesel to finance the expanded facility. We are not contractually bound to invest additional equity in Green Diesel. We believe the Green Diesel production facility will begin commercial production in March 2007. We continue to explore other avenues to increase our presence in the renewable fuels area.

In fiscal 2006, the Financial Services segment was not profitable on the basis of income before minority interest, income tax and corporate overhead.

Grain Merchandising

As a complement to our commodity risk management consulting services, through our majority interest in FGDI we assist our customers and utilize our market contacts to merchandise physical grain. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain. We maintain a 70% equity interest in FGDI and Agrex, Inc., a subsidiary of Mitsubishi Corporation, holds the remaining 30% interest. Because FGDI is a capital-intensive, low margin business, we have determined that maintaining a majority stake in FGDI is no longer necessary to meet our objectives in this area. We have conducted preliminary discussions with Agrex, the other member of FGDI, regarding the sale of a portion of our interest in FGDI with the intention of reducing our interest in FGDI to a minority ownership interest. If such a sale is consummated, we anticipate that, under applicable accounting standards, FGDI’s revenues and costs and expenses would no longer be consolidated in our consolidated statements of operations for future periods. Under the equity method of accounting, we would instead report our proportionate share of FGDI’s net income as a single line item on our consolidated statements of operations. Also, we would discontinue reporting a minority interest in FGDI. There can be no assurance that such a sale will be successfully negotiated or consummated.

FGDI’s services help elevators and grain marketers maximize the value of their grain by locating domestic and international buyers and assisting the originator in retaining ownership and margins as far into the marketing pipeline as possible. We consistently offer value-added opportunities for our customers to merchandise their inventories beyond their traditional channels.

In the grain merchandising segment, FGDI earns revenue primarily through the sale of grain which is driven by the volume and price of grain we merchandise.

For the end-users, processors and exporters, FGDI provides a dedicated and efficient method of sourcing the specific type and quality of grain, and assures consistent delivery to match a buyer’s needs. Because FGDI works closely with a wide range of customers, we are able to regularly link customers in mutually beneficial transactions. We manage and operate approximately 1,000 grain rail cars in conjunction with our merchandising program. In fiscal 2006, we merchandised 235.9 million bushels of grain, of which approximately 34.3 million were shipped through our leased facilities located at the port in Mobile, Alabama to the Asian market.

In fiscal 2006, this segment was not profitable on the basis of income before minority interest, income tax and corporate overhead.

Risk Management

The clearing and execution of derivatives transactions, as well as the financing and merchandising of physical commodities, subjects us to a number of risks including (1) liquidity risk, (2) credit risk, (3) operating risk and (4) market risk. As a clearing FCM, we assume the responsibility to accurately report our customers’ transactions to the exchange and to remit, in a timely manner, the margin payments required by the exchange to support the transactions that have been executed on the exchange. This role requires us to carefully monitor our customers’ transactions and the amount of margin deposited into our customers’ accounts. Since the regulated derivative markets require investors to settle their gains and losses daily, we must ensure that our customers maintain the financial resources to meet the potential payment obligations. Similarly, we require deposits or other credit support for transactions for customers that transact with our OTC platform. Further, as a principal in the financing and merchandising of physical commodities, we must ensure that we maintain the resources and controls to finance lending transactions as well as the purchases of commodities in our merchandising activities.

Each of the specific risks associated with our business is discussed in more detail below:

Liquidity Risk

We require our customers to maintain cash or cash-equivalent assets on deposit in their accounts to meet their payment obligations in connection with the margining of futures and options transactions. However, in volatile markets, margin payments may exceed the amount of cash on deposit. Accordingly, we maintain policies and procedures to obtain additional funds from our customers in a timely fashion to mitigate this risk. Because there can be no assurance that a customer will fund these account deficits, for margin call purposes, we separately maintain lines of credit with various financial institutions to facilitate timely payments to the exchange clearinghouses, if required. As of November 30, 2006, this available amount was $91.7 million.

Separately, we maintain lines of credit that have been established for the purpose of financing our lending transactions as well as our commodity merchandising transactions. At November 30, 2006, we maintained lines of credit aggregating $325.0 million to support financing transactions and to facilitate commodity merchandising activities. While there is no guarantee that we will be able to replace current credit agreements when they expire, based on our strong liquidity position and new capital structure, we believe we will be able to do so.

Credit Risk

In the course of day-to-day transaction flows, we may be required to advance funds to the exchange clearinghouses in anticipation of receipt of customers’ segregated funds. In the event that our customers fail to meet their payment obligations to the exchange clearinghouse, we are financially responsible to the exchange clearinghouse, and thus bear the credit risk of our customers’ default. We have margin policies and monitoring procedures to protect us from such losses. We further mitigate the potential for such losses through the maintenance of escrow deposits from introducing brokers. In the C&RM segment, each of our risk management consultants has agreed to reimburse us for any customer losses through the withholding of commissions from the responsible consultant.

In our OTC activity, we transact contracts as principal with our customers, which we cover in back-to-back principal transactions with large financial institutions and professional market participants. These contracts subject us to the credit risk of our counterparties on each side. We manage the credit risk of our customer counterparties by taking deposits or obtaining other credit support. We manage the credit risk for our large counterparties by purchasing credit protection against such exposures. Similarly, we sometimes purchase credit protection against certain larger customer receivables arising from our grain merchandising transactions as well.

Our financing transactions are generally secured by physical commodity inventories. We require that such inventories be hedged to protect our collateral positions against price risk. We maintain physical possession of the collateral documents evidencing our security interest in the financed commodities. Given the depth of the commodity markets, we are confident that realization values on our collateral will ordinarily be sufficient to repay our principal, but we are subject to the risk of insolvency of the issuer of the collateral documents and the resulting shortage of the underlying commodity.

Operational Risk

The execution and clearing of derivatives contracts traded on commodity exchanges involves a significant element of trade handling, input and reconciliation. Failure to effectively manage the potentially large volume of transactions can subject the firm to significant losses. This risk is mitigated by the daily reconciliation of transactions with each of the exchange clearinghouses and the continuous net settlement margining process. The effect of the increasing level of electronic trading has served to significantly reduce the degree of human intervention in such transactions. We expect that the trend towards increased electronic trading will have a positive effect on our trade processing and corresponding costs.

OTC transactions are specialized, individually negotiated contracts between two counterparties, which require proper documentation and management. Our business model requires that we match our customer OTC contracts with offsetting transactions with one of our counterparties. This process requires a substantial amount of transactional processing and review, and the record keeping associated with these transactions gives rise to risks in the event of errors or omissions.

Market Risk

We do not engage in any directional proprietary trading for our own account. All transactions in which we serve as a principal are offset with a customer or market counterparty. Any residual risk is hedged through the futures and options markets to comply with the position limits set forth in our risk management policy.

Competition

The commodity and risk management industry can generally be classified into four basic types of companies: (1) pure consultants, (2) clearing FCMs providing trade execution but not broad-based consulting services, (3) captive businesses providing consulting and trade execution as divisions of financial institutions or larger commodity-oriented companies, and (4) integrated FCMs providing both consulting and trade execution from an independent platform. As a result, we compete with a large number of smaller firms that focus on personalized service, and a smaller number of large, better capitalized companies that focus less on personalized service but have significant execution capabilities and market presence. We believe that our C&RM segment, which operates as an integrated FCM, serves the needs of middle-market companies that require both the personalized consulting services provided by our risk management consultants and the trade execution services we offer as an FCM.

We compete with a large number of firms in the exchange-traded futures and options execution sector and in the OTC derivatives sector. We compete primarily on the basis of price and value of service. Our competitors in the exchange-traded futures and options sector include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price level and quality of service. Many of these competitors offer OTC trading programs as well. In addition, there are a number of financial firms and physical commodities firms that participate in the OTC markets, both directly in competition with us and indirectly through firms like us. We compete in the OTC market by making specialized OTC transactions available to our customers in contract sizes smaller than those usually available from major counter-parties.

In the Financial Services segment we compete with traditional lenders, including banks and asset-based lenders. In addition, we also compete with specialized investment groups that seek to earn an investment return based on commodities transactions. We compete on price and service and by managing commodity risks that traditional lenders may seek to avoid. We are an extremely small participant in the financial services industry, which consists of a very large number of large and small firms. We do not attempt to compete generally in this industry. Rather, we focus our energies on filling a specific niche of supporting commodities transactions.

The grain merchandising segment competes for both the purchase and sale of grain. Competition is intense and profit margins are low. Our major competitors have substantially greater financial resources than those available to us, but we believe that our relationships, primarily with cooperative customers, give us a broad origination capability. Competition for grain sales is based on price, services and ability to provide the desired quantity and quality of grains. Our grain merchandising operations compete with numerous larger grain merchandisers, including major grain merchandising companies such as Archer-Daniels-Midland Co., Cargill, Incorporated, CHS Inc., ConAgra Foods, Inc., Bunge Ltd., and Louis Dreyfus Group, each of which handles grain volumes of more than one billion bushels annually.

Technology

We utilize front-end electronic trading, mid office, back office and accounting systems that process transactions on a daily basis. These systems are integrated to provide recordkeeping, trade reporting to exchange clearing, internal risk controls, and reporting to government entities, corporate managers, risk managers and customers. Our futures back office system is maintained by a service bureau which is located in Chicago with a disaster recovery site in New York. All other systems are maintained in our West Des Moines headquarters data center and system backups are stored off-site.

All of these systems are accessed through a wide area network. All systems are protected by a firewall and require proper security authorization for access. Our wide area network is managed by a service bureau which has redundant data facilities in Kansas City. We are currently building a disaster recovery plan to utilize the West Des Moines and Kansas City data centers to house redundant systems.

Our risk managers access market information from network-based software systems. Market information includes real-time quotes, market history (futures/cash), news and commentaries. Market information also includes our historic database of market pricing and trend information used in the IRMP. This information is used to analyze the markets to help risk managers determine the best strategy for a customer to minimize risk and maximize profit margins, especially when used in conjunction with the IRMP.

We use the RISC back office trade system to process exchange-traded futures and options trades. We also have commenced use of the KIODEX and a proprietary back office trade system to process OTC/derivative trades. We use Globex, Clearport, eAcess, CQ, Transact, TT, RANorder and PATS electronic trading/order routing platforms.

Employees

As of November 30, 2006, we employed 437 people. This total is broken down by business segment as follows: C&RM had 198 employees; Clearing and Execution Services had 118 employees; Grain Merchandising had 87 employees; Financial Services had 2 employees and Corporate had 32 employees. We believe our relationship with our employees is good, and we have not suffered any work stoppages or labor disputes. None of our employees operate under a collective bargaining agreement. Many of our employees are subject to employment agreements. It is our current policy to obtain an employment agreement containing noncompetition provisions from each risk management consultant.

Regulatory Matters

We are regulated by several governmental agencies and self-regulatory organizations in connection with various aspects of our business. Compliance with these laws and regulations is material to our operations. The following discussion describes the material licenses and registrations that we maintain.

FCStone, LLC is a registered FCM with the CFTC and a member of the NFA, both of which have regulatory authority over our company. FCStone, LLC is also a clearing member of all major U.S. futures exchanges. The CME is its Designated Self-Regulatory Organization for regulatory purposes and performs an annual examination of FCStone, LLC’s activities.

FCStone Investments, Inc., is registered as a commodity pool operator with the NFA and acts as the general partner of commodity pools. FCStone Advisory, Inc. is registered with the NFA as a commodity trading advisor and provides market commentary.

FCC Futures, Inc., and Westown Commodities, LLC, are guaranteed introducing brokers of FCStone, LLC registered with the NFA.

FCC Investments, Inc. is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers (“NASD”). FCC Investments, Inc. must file annual Financial and Operational Combined Uniform Single reports with the SEC and is subject to the various rules and regulations of the NASD.

FGDI is licensed as a grain dealer in Missouri, North Dakota, South Dakota, Nebraska, Minnesota, Indiana, Michigan, Ohio, Kentucky, Georgia, Alabama and Ontario, Canada. FGDI also has a Canadian Federal License for grain dealing. FGDI is registered as an exporter of grain with the United States Department of Agriculture.

In addition, we are subject to other general legal and regulatory provisions applicable to trading services and commodities dealing.

Properties and Locations

We lease office space for our principal business operations. Our corporate headquarters is located in West Des Moines, Iowa, and our leased space is approximately 12,000 square feet. This lease is in place until December 31, 2016. We have other offices in Chicago, Illinois; New York, New York; Kansas City, Missouri; St. Louis, Missouri; Omaha, Nebraska; Minneapolis, Minnesota; Bloomington, Illinois; Roy, Utah; Buford, Georgia; Indianapolis, Indiana; Spirit Lake, Iowa; Bowling Green, Ohio; Summit, New Jersey; Winnipeg, Canada; Blenheim, Canada; and Campinas, Brazil. We have established representative offices in Beijing and Dalian in the People’s Republic of China. All of our offices and other principal business properties are leased. We plan to relocate our corporate headquarters to Kansas City during 2007.

We have a major leased grain facility located at the port of Mobile, Alabama, and other leased grain facilities located in Indiana and Ontario, Canada. We own an additional facility located in Columbus Grove, Ohio.

The Mobile, Alabama facility consists of facilities for unloading rail shipments, temporary storage, and loading ocean-going vessels. The facility is leased from the State of Alabama for a term expiring December 1, 2012, under an agreement which is recognized as a capital lease for accounting purposes. Our obligations at Mobile are supported by an agreement with FGDI’s minority owner to purchase a minimum volume of grain through the facility.

Legal Proceedings

On May 23, 2006, a former customer, Watseka Farmers Grain Cooperative Company, filed an action in the United States District Court, Central District of Illinois seeking actual damages in excess of $4 million, interest, punitive damages, treble damages, attorneys’ fees and other further relief as the court may deem just and proper relating to losses on allegedly improper speculative trades ordered by the former general manager of the customer in a commodity futures account at FCStone, LLC. The customer was placed under supervision by Illinois state authorities in May 2004, after examination revealed deficiencies in its financial reporting and condition, and its assets were subsequently sold. We intend to vigorously defend this claim and we believe we have meritorious defenses.

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI of charter party agreements regarding five vessels and seeking to recover damages of $242,655, $230,863, $769,302, $649,031 and $403,167, respectively. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which are being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000, of which $55,475 was not disputed as due under the contract. Liaoyang Edible Oils alleged that these damages arose out of disputes related to the final pricing of the contract. On December 15, 2005 the arbitration panel rendered a decision, dismissing the claim for pricing damages, but also doing its own accounting under the contract, and making an award to claimant, including interest and arbitration costs, of approximately $275,000. A partial award of attorneys’ fees and costs was also rendered in the decision, although this amount is yet to be quantified. FGDI has made an accrual related to this claim. On January 25, 2006, the claimant filed an appeal, which under the arbitration rules governing this dispute, is deemed to be a request for a new hearing. FGDI intends to defend the appeal and seek an order that the award be upheld in its entirety, except for the accounting amount and except that each party should be ordered to bear its own legal costs. In addition, FGDI has cross appealed as to the amount determined by the arbitration panel. The appellate hearing was held in October 2006, and the parties are awaiting the result.

On December 9, 2004, Xiamen Zhonge Industry Co., Ltd. (Xiamen) filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong. Xiamen’s claim alleges that FGDI breached its duty to accept pricing instructions provided by Xiamen to FGDI. FGDI submitted a statement of defense and counterclaim to which Xiamen replied with a modified claim. The matter is now fully submitted and is awaiting decision.

We are currently unable to predict the outcome of these claims and, with the exception of the claim in which an arbitration panel has rendered a decision, believes their current status does not warrant accrual under the guidance of Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, since the amount of any liability is neither probable nor reasonably estimable. As such, with the exception of the amount recorded as a result of the arbitration panel’s decision and the accounts receivable charged to bad debt expense, no amounts have been accrued in the financial statements. We intend to vigorously defend the claims against us and will continue to monitor the results of arbitration and assess the need for future accruals.

From time to time and in the ordinary course of our business, we are a plaintiff or are a defendant in other legal proceedings related to various issues, including worker’s compensation claims, tort claims, contractual disputes and collections. With the exception of the matters discussed above, we are not aware of other potential claims that could result in the commencement of material legal proceedings. We carry insurance that provides protection against certain types of claims, up to the policy limits of our insurance. In the opinion of our management, liabilities, if any, arising from existing litigation and claims will not have a material effect on our earnings, financial position or liquidity.

MANAGEMENT

Executive Officers and Members of the Board of Directors

Our business and affairs are governed by its board of directors. The board of directors currently consists of twelve directors. The board of directors has full authority to act on behalf of our company. The board of directors acts collectively through meetings, committees and executive officers it appoints. In addition, we employ a staff of executives to manage our day-to-day operations. The members of our board of directors and our executive officers are identified below.

Name	Age	Position	Term Expires After Fiscal
Paul G. (Pete) Anderson	54	President, Chief Executive Officer, Director	2009
Stephan Gutierrez	55	Executive Vice President and Chief Operating Officer	—
Jeff Soman	56	Executive Vice President of FCStone, LLC	—
Robert V. Johnson	58	Executive Vice President and Chief Financial Officer	—
Steven J. Speck	47	President and Chief Executive Officer of FGDI, LLC	—
Bruce Krehbiel(1)(2)	53	Chairman of the Board, Director	2008
Jack Friedman(1)	49	Vice Chairman, Director	2007
Eric Parthemore(1)(2)	57	Vice Chairman, Director	2007
Rolland Svoboda	47	Director	2009
Tom Leiting	52	Director	2008
Brent Bunte(2)	50	Director	2008
Dave Reinders	50	Director	2009
David Andresen	52	Director	2007
Douglas Derscheid	57	Director	2008
Kenneth Hahn	54	Director	2009
Daryl Henze(2)	64	Director	2007

(1)	Executive Committee and Compensation Committee member
(2)	Audit Committee member

Pete Anderson has been employed by our company since 1987 and has served as President and CEO since 1999. Prior to becoming president, Mr. Anderson was the Vice President of Operations. Mr. Anderson was appointed to the Board of Directors on November 9, 2006 and was elected to the Board of Directors by our stockholders at the annual meeting held on January 11, 2007. Mr. Anderson is the past president of the Kansas Cooperative Council and past founding chairman of the Arthur Capper Cooperative Center at Kansas State University. Mr. Anderson sits on the board of directors of Associated Benefits Corporation and is a member of National Council of Farmer Cooperatives, the National Feed and Grain Association and several other state associations.

Stephan Gutierrez has been employed as Executive Vice President and Chief Operating Officer of the company since 2002. He also serves as president of our subsidiaries, FCStone LLC and FCStone Trading, LLC. Prior to his positions with FCStone, Mr. Gutierrez worked at Cargill as a Division Managing Director and a Trading Manager. Mr. Gutierrez has 33 years of experience in trading, risk and asset management oversight with respect to multiple commodities.

Jeff Soman has been employed as Executive Vice President of FCStone, LLC since 2000. Mr. Soman has over 26 years of experience managing the clearing, internal risk management and brokerage facilities of several major brokerage firms. During the last 15 years he has worked in this capacity for FCStone, LLC or one of its predecessor companies.

Robert V. Johnson has been employed as our Chief Financial Officer since 1987. Mr. Johnson previously was the corporate controller for Heritage Communications, Inc. a publicly-traded cable television company. Mr. Johnson is a member of Financial Executives International, the Iowa Society of CPAs and the American Institute of CPAs.

Steven Speck has served as the President and CEO of FGDI since 2001. Prior to 2001 he served as the Vice President-Specialty Crops of FGDI for nine years.

Bruce Krehbiel has served as a director since 1988 and is our chairman. Mr. Krehbiel is the manager of the Kanza Cooperative Association in Iuka, Kansas, and he has worked for the Kanza Cooperative since 1986. Mr. Krehbiel has held director positions on the boards of the Midwest Chapter of the National Society of Accountants for Cooperatives, CenKan, LLC, and Agri-Business Benefit Group.

Jack Friedman has served as a director since 1996 and is a vice chairman. Mr. Friedman is the manager of Innovative Ag Services in Monticello, Iowa and has been with that firm or its predecessor company for 30 years. For the past 14 years, Mr. Friedman had served as manager of Swiss Valley Ag Center in Monticello, Iowa. Mr. Friedman is a director of Western Dubuque Biodiesel LLC.

Eric Parthemore has served as a director since 1996 and is a vice chairman. Mr. Parthemore is the president and chief executive officer of the Farmers Commission Company in Upper Sandusky, Ohio and has held that position since 1996. For the previous five years, he was the general manager of U.S. Commission Company. Mr. Parthemore was appointed in January 2004 to serve on the Ohio Agricultural Commodity Advisory Commission by the Secretary of Agriculture in the State of Ohio. Mr. Parthemore is a director of the Ohio AgriBusiness Association and serves as a trustee of the OABA Education Trust.

Rolland Svoboda previously served as a director from January 1999 to January 2002 and is currently serving a term as director that commenced in January 2004. Mr. Svoboda is the general manager of Pro Cooperative in Gilmore City, Iowa. He has been with Pro Cooperative since 1999. Prior to his current position, Mr. Svoboda served for five years as the general manager of Farmers Coop in Hemingford, Nebraska.

Tom Leiting has served as a director since 1997. Mr. Leiting is the manager of the River Valley Cooperative in Clarence, Iowa. He has been employed by River Valley or one of its parent companies for the past 19 years. Prior to his position with River Valley, Mr. Leiting was employed by Swiss Valley Farms Services for eight years. Mr. Leiting is currently a member of the Associated Benefits Corporation Board of Directors. He is an advisory committee member for Land O’Lakes.

Brent Bunte has served as a director since 2000 and is the former chairman of our audit committee. Mr. Bunte is the manager of the NEW Cooperative in Fort Dodge, Iowa, and has been with NEW Cooperative for 22 years. Mr. Bunte has held directorships with First American Bank and Associated Benefits Corporation.

Dave Reinders has served as a director since 2001. Mr. Reinders is the general manager of Sunray Co-op in Sunray, Texas and has held that position since January 2004. Prior to his service at Sunray Co-op, Mr. Reinders was general manager of United Farmers Coop in George, Iowa, for ten years. Mr. Reinders was formerly a director of the Iowa Institute of Coops, the Agribusiness Association of Iowa and Land O’Lakes.

David Andresen has served as a director since January 6, 2005. Mr. Andresen is the general manager of 4 Seasons Cooperative and Petroleum Partners LLC in Britton, South Dakota and has served in that capacity for nine years. Mr. Andresen has served as the President of the South Dakota Managers Association, South Dakota Association of Cooperatives, Britton Area Chamber of Commerce and is currently the mayor of Britton, South Dakota.

Douglas Derscheid has served as a director since 2003. Mr. Derscheid is the President and CEO of the Central Valley Ag Cooperative in O’Neill, Nebraska and has been with Central Valley, and one of its predecessors, Central Farmers Cooperative, for the past 15 years. Prior to his work with Central Farmers, Mr. Derscheid was the general manager of Farmers Cooperative Elevator in Plymouth, Nebraska for seven years. Mr. Derscheid is currently Chairman of the Board of Cooperative Mutual Insurance Company and is the treasurer for the O’Neill Airport Authority. Mr. Derscheid previously served as a board member of the Nebraska Propane Gas Association and a Trustee for the Nebraska Managers Association.

Kenneth Hahn has served as a director since 2002. Mr. Hahn is the general manager of Planters Cooperative in Lone Wolf, Oklahoma and has been with Planters Cooperative for a total of 32 years, 24 years as manager and 8 years as assistant manager. Mr. Hahn has held director positions with the Coop Retirement Board and the Oklahoma Grain and Feed Association.

Daryl Henze has served as a director of our company since November 9, 2006, on which date the size of the board was increased and Mr. Henze was appointed to fill one of the resulting vacancies which expires in 2007. On that date he also was appointed to serve as the chairman of our audit committee. Mr. Henze is a consultant in the area of finance and accounting. He spent 36 years with the accounting firm KPMG LLP before his retirement in 2001, including 28 years as an audit partner. Mr. Henze serves on the board of directors of Wellmark, Inc., as well as the boards of two other private companies. He is a former president of the Minnesota State Mankato Alumni Association and on the Iowa State University Accounting Advisory Board. He is a past president of the Iowa Society of Certified Public Accountants and served on the Iowa Accountancy Examining Board for nine years.

Our Board of Directors

Our board currently consists of twelve persons, each of whom, other than Mr. Anderson, satisfies the independence requirements of the NASDAQ Global Market. There are no family relationships among any of our directors or executive officers.

Our certificate of incorporation provides that our board of directors is divided into three classes with staggered terms. The term of office of directors assigned to Class I will expire at the annual meeting of stockholders following the end of fiscal year 2009 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of stockholders following the end of fiscal year 2007 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of stockholders following the end of fiscal year 2008 and at each third succeeding annual meeting thereafter. Messrs. Anderson, Svoboda, Reinders and Hahn are Class I directors, Messrs. Parthemore, Friedman, Andresen and Henze serve as Class II directors and Messrs. Krehbiel, Leiting, Bunte and Derscheid will serve as Class III directors.

This classification of the board of directors may delay or prevent a change of control of our company or in our management. See “Description of Capital Stock—Other Certificate of Incorporation and Bylaws Provisions.”

Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s resignation, removal or death.

Committees of the Board

Members of the Executive Committee, Audit Committee and Compensation Committee serve at the pleasure of the Board of Directors.

Executive Committee. The Executive Committee of the Board of Directors consists of the Chairman of the Board, and two Vice Chairmen. The Executive Committee is empowered to exercise certain powers of the full board between regular meetings.

Audit Committee. The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls and the services performed by the independent registered public accounting firm, and for making recommendations with respect to those matters to the Board of Directors. Currently, Daryl Henze is chairman of the Audit Committee. The Audit Committee has determined that Mr. Henze qualifies as an “audit committee financial expert” within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Each member of the Audit Committee is independent as defined by NASDAQ’s independence standards.

Compensation Committee. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards. Currently, Bruce Krehbiel is chairman of the Executive and Compensation Committees.

Nominating and Corporate Governance Committee. The Board of Directors has established a Nominating and Corporate Governance Committee consisting of all the directors, except for Mr. Anderson. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is independent as defined in the listing standards for the NASDAQ Stock Market.

Code of Ethics

We have adopted a code of professional ethics for all employees and directors of our company.

Compensation of Directors

Members of the board of directors receive a quarterly retainer of $3,750, a per diem payment of $1,000 for each board meeting, and a per diem payment of $500 for each committee meeting or other activity on behalf of our company, as well as direct reimbursement of travel expenses related to service on the board of directors. The board chairman receives an additional $2,500 per quarter retainer and the two other executive committee members and the audit committee chairman each receive an additional $1,250 per quarter.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, Messrs. Krehbiel, Parthemore and Friedman served on the Compensation Committee. None of the members of our Compensation Committee is currently or was formerly a company officer or employee. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended.

Executive Compensation

The following summary compensation table summarizes compensation information with respect to our Chief Executive Officer and our four other most highly compensated executive officers for our most recent fiscal year. In this Prospectus, these individuals are referred to as our “named executive officers.”

EXECUTIVE COMPENSATION AND RELATED MATTERS

Summary Compensation Table

The following summary compensation table summarizes compensation information with respect to our chief executive officer and our four other most highly compensated executive officers for our most recent fiscal year. In this prospectus, these individuals are referred to as our “named executive officers.”

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Long Term Compensation LTIP Payouts ($)(1)	Other Annual Compensation ($)(2)
Paul G. (Pete) Anderson, President & Chief Executive Officer	2006 2005 2004	350,000 320,000 320,000	924,356 442,560 365,128	(3) (3) (3)	384,000 — —	— — —

Stephan Gutierrez, Executive Vice President & Chief Operating Officer	2006 2005 2004	225,000 225,000 174,583	633,399 311,022 209,935	(4)(5) (4)(5) (4)(5)	204,000 — —	— — —

Jeff Soman, Executive Vice President—FCStone, LLC	2006 2005 2004	190,000 165,000 165,000	439,640 188,007 163,567	(5)(6) (5)(6) (5)(6)	180,000 — —	— — —

Robert V. Johnson, Executive Vice President & Chief Financial Officer	2006 2005 2004	175,000 165,000 145,000	472,644 188,007 143,740	(5)(7) (5)(7) (5)(7)	174,000 — —	— — —

Steve Speck, President & Chief Executive Officer—FGDI	2006 2005 2004	175,000 175,000 175,000	34,890 38,547 221,423	(5)(8) (5)(8) (5)(8)	210,000 — —	— — —

(1)	Represents payments of the prorated awards made under the Long-Term Incentive Plan with respect to the August 31, 2006 termination of the plan, such payments were made in our 2007 fiscal year. Please see “Long-Term Incentive Plan” below for more information on this payment.
(2)	None of the perquisites or other benefits paid exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by the executive.
(3)	Represents $865,619, $391,583 and $339,847 paid under the Executive Short-Term Management Incentive Plan and $58,737, $50,977 and $25,281 awarded under the deferred compensation provisions for fiscal years 2006, 2005 and 2004, respectively, as provided for in Mr. Anderson’s employment agreement.
(4)	Represents $566,112, $275,332 and $185,411 paid under the Executive Short-Term Management Incentive Plan and $67,287, $35,690 and $24,524 awarded under the Mutual Commitment Compensation Plan for fiscal years 2006, 2005 and 2004, respectively.
(5)	Bonuses awarded under the Mutual Commitment Compensation Plan vest at the end of the fifth year after the bonus was awarded. Participants receive 50% of the vested amount in his or her account in cash following the end of every plan year.
(6)	Represents $382,820, $161,834 and $140,389 paid under the Executive Short-Term Management Incentive Plan and $56,820, $26,173 and $23,178 awarded under the Mutual Commitment Compensation Plan for fiscal years 2006, 2005 and 2004, respectively.
(7)	Represents $420,310, $161,834 and $123,372 paid under the Executive Short-Term Management Incentive Plan and $52,334, $26,173 and $20,368 awarded under the Mutual Commitment Compensation Plan for fiscal years 2006, 2005 and 2004, respectively.
(8)	Represents $34,890, $38,547 and $31,909 awarded under the Mutual Commitment Compensation Plan for fiscal years 2006, 2005 and 2004, respectively, and $189,514 paid under the FGDI CEO Short-Term Incentive Plan for fiscal year 2004.

Stock Option Grants in Last Fiscal Year

On June 13, 2006, our company granted stock options for 960,000 shares of our common stock to officers and management of our company and options for 240,000 shares to directors of the company at an exercise price of $8.25 per share. The following table sets forth information concerning grants of stock options to each named executive officer during our 2006 fiscal year.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					0%	5%	10%
Paul G. (Pete) Anderson	285,000	29.7%	8.25	June 13, 2016	$0	$117,610	$235,220
Stephan Gutierrez	105,000	10.9%	8.25	June 13, 2016	$0	$43,330	$86,660
Jeff Soman	105,000	10.9%	8.25	June 13, 2016	$0	$43,330	$86,660
Robert V. Johnson	135,000	14.1%	8.25	June 13, 2016	$0	$55,710	$111,420
Steve Speck	—	—	—	—	—	—	—

(1)	All stock options are non-qualified stock options and are fully vested.
(2)	All grants were made at 100% of the fair market value as of the grant date. Based on the valuation report prepared contemporaneously for our company by Deloitte Financial Advisory Services LLP, effective as of May 2, 2006, the fair market value for our common stock was $8.25 per share, as adjusted for the 3-for-1 stock split effective February 26, 2007.
(3)	The dollar amounts under these columns are the result of calculations at the 5% and 10% assumed annual growth rates mandated by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the common stock price.

During our 2006 fiscal year, none of our named executive officers exercised any stock options held by them.

Employment Agreements

CEO Agreement. We and Paul G. (Pete) Anderson, our Chief Executive Officer, or CEO, have entered into a new employment agreement, dated September 1, 2005, with a three-year term ending August 31, 2008. The material terms include a three-year term, a minimum base salary of $350,000, a covenant not to compete and bonus and benefits as provided under the previous agreement, dated February 22, 2002. Mr. Anderson’s employment will become “at will” as of September 1, 2008. Under the previous agreement and the new agreement, the CEO’s employment may be terminated by our company for cause, by the CEO for good reason, or upon the death of the CEO. Mr. Anderson receives a base salary which is determined annually by the executive committee of the Board of Directors and participates in a short-term incentive plan which provides for his annual bonus. The agreement also provides that Mr. Anderson be paid deferred compensation in the amount of 15% of the annual bonus paid to the CEO. Each annual contribution to the deferred compensation plan vests over a period of 5 years. If Mr. Anderson leaves our company for any reason other than total disability, death or retirement, he loses the right to any unvested portion of the deferred compensation. Upon the termination of the agreement, Mr. Anderson retains no right to his annual salary or bonus, he only retains the right to the vested portion of his deferred compensation plan. There is no provision of the agreement that provides for any other severance payments to the CEO upon termination of the agreement. However, the CEO is entitled to the benefits of our change of control policy. See, “—Change in Control Severance Plan.”

Agreements with Other Executive Officers. All of our other named executive officers have signed agreements that provide that their employment is “at will.” These agreements may be terminated at any time and we are not obligated to make severance payments to any of these officers. The agreements contain a non-competition provision that runs for periods ranging from one year to eighteen months after termination. Our Chief Operating Officer, Executive Vice President-FCStone, LLC and Chief Financial Officer also are entitled to the benefits of our change of control policy. See, “—Change in Control Severance Plan.”

Change in Control Severance Plan

Certain of our management and executive officers, including Messrs. Anderson, Gutierrez, Soman and Johnson, are participants in our Change in Control Severance Plan (the “Severance Plan”). The Severance Plan provides that if, during a change in control period, a participant terminates his employment for “good reason,” or the company terminates his employment other than for cause or on account of death or disability, we will pay the participant, in a lump sum, as follows:

•

salary through the date of termination, bonus calculated as the average of the prior two years’ bonus allocated for the portion of the year in which the participant was employed with us, and any accrued unpaid vacation pay;

•	an amount equal to the product of the participant’s multiple (which is 36 months in the case of Mr. Anderson and 24 months in the case of other participants) times:

•	the participant’s highest monthly base salary during the 12 month period prior to the date of termination of employment, plus

•

the quotient of (a) the participant’s average annualized annual incentive compensation awards to the participant during the three fiscal years immediately preceding the fiscal year in which employment is terminated, divided by (b) 12;

•	an amount equal to the value of any unvested employer contributions under any qualified defined contribution retirement plan;

•

an amount equal to 50% of the average annualized equity compensation expense that has been recognized by our company for financial reporting purposes for awards granted to participant under the long-term incentive plans during the two immediately preceding fiscal years;

•	the continuation of certain benefits; and

•	a tax “gross-up” for any excise tax payable by the participant in connection with the severance benefits.

The change in control period is defined as the two year period following the earlier of the date (1) we enter into an agreement that would result in a change in control, (2) we announce our intention to take actions, or consider taking actions that would result in a change in control, (3) any person becomes a beneficial owner of 10% or more of the voting power of our then-outstanding securities, or (4) our board of directors adopts resolutions approving any of the foregoing or any change in control.

A change in control is deemed to have occurred if:

•

any person becomes the beneficial owner of our securities (excluding securities acquired directly from us or held by any of our employee benefit plans) representing 50% or more of the combined voting power of our then outstanding securities, excluding any person who becomes such a beneficial owner pursuant to a merger or consolidation resulting in our voting securities outstanding immediately prior to such merger or consolidation continuing to represent, together with the holdings of any of our employee benefit plans, at least 50% of the combined voting power of the surviving entity immediately after the merger or consolidation;

•

a majority of the number of directors serving on our board no longer consists of individuals who were serving on our board on the effective date of the severance plan and any new directors whose appointment or election was approved or recommended by a vote of at least two-thirds of the directors then still in office who were either directors on the effective date of the severance plan or whose appointment or election was previously so approved or recommended;

•	there is consummated a merger or consolidation of our company with any other corporation, other than:

•

a merger or consolidation which would result in our voting securities outstanding immediately prior to such merger or consolidation continuing to represent, together with the holdings of any of our employee benefit plans, at least 50% of the combined voting power of the surviving entity immediately after such merger or consolidation; or

•

a merger or consolidation effected to implement a recapitalization in which no person becomes a beneficial owner of our securities representing 50% or more of the combined voting power of our then-outstanding securities; or

•

our stockholders approve a plan of complete liquidation or dissolution of our company or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than a sale or disposition of all or substantially all of our assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership immediately prior to such sale.

A participant may terminate his employment with us for “good reason” during a change in control period if, without the participant’s consent, (1) he resigns for good reason under any employment agreement, (2) there is a reduction in his base salary as in effect immediately prior to the change in control period, (3) there is a diminution of the participant’s position, authority, duties or responsibilities in effect immediately prior to the change in control period that is not cured, or (4) he is required to relocate.

Long-Term Incentive Plan

Our company’s long-term incentive plan covers the five named executive officers listed in the summary compensation table above. The plan, which went into effect on September 1, 2003, provides for awards to the covered officers at the end of the five year life cycle of the plan. These awards will be based on increases in the defined equity, plus common and preferred stock redemptions, less stock issued, and after patronage distribution and a portion of dividends paid, tax and accrual for award, over the five-year life of the plan. The threshold level of increase is a compounded 11% return on equity, at which point the participants are eligible to receive an award equal to 50% of their base salary at the beginning of the five-year life of the plan. At the threshold level, the total award to the five participants is equal to 2.0% of the increase in the defined equity. As the defined equity increases over the threshold level, the total awards increase as a percentage of the increase in defined equity until the maximum level, which is based on a compounded 16% return on equity, is reached. At the maximum level after five years, the participants are eligible to receive an award equal to 200% of their base salary at the beginning of the plan, which represents 4.9% of the increase in defined equity over the life of the plan.

The plan is administered by our chairman of the board, who retains the discretion to amend or terminate the plan. At the termination of a participant’s employment, either by our company or the participant, all rights under the plan are forfeited, except that a participant may receive a prorated award if the participant terminates employment or retires after three years with the company’s consent. A participant may also receive a prorated award upon the participant’s death, disability or retirement.

The participants are eligible for prorated awards if the plan is terminated before the completion of the five-year life cycle. The prorated awards are based on the level of performance attained at the termination of the plan and are payable immediately following the termination of the plan. In our 2006 fiscal year, our company incurred a $952,000 expense for the plan, and made no payments to any participants under the plan. Our board of directors decided to terminate this plan effective as of August 31, 2006, the end of our 2006 fiscal year, and pay out the prorated awards subsequent to August 31, 2006. The maximum award under the plan was achieved and amounted to a prorated 120% of each participant’s base salary at the beginning of the plan.

2006 Equity Incentive Equity Plan

We have adopted the 2006 Equity Incentive Equity Plan (the “Equity Plan”) for the purpose of encouraging employees of our company, its affiliates and subsidiaries to acquire a proprietary and vested interest in the growth and performance of our company. The Equity Plan also is designed to assist our company in attracting and retaining employees and non-employee directors by providing them with the opportunity to participate in the success and profitability of our company. Equity-based awards also are intended to further align the interests of award recipients and with the interests of our stockholders.

Eligible Participants. The eligible participants in the Equity Plan are all key employees of our company, its affiliates and its subsidiaries whose judgment, initiative and efforts is important to the successful conduct of our business, including employees who are officers or members of our board of directors, and members of our board who are not employees of our company. Currently, there are approximately 424 officers and employees of our company, its affiliates and its subsidiaries.

Equity Plan Administration. The Equity Plan may be administered by our board of directors or a committee consisting of two or more directors. The Executive Committee of our board of directors currently administers the Equity Plan and has the sole discretion to administer and interpret the Equity Plan and determine who will be granted awards under the Equity Plan, the size and types of such awards and the terms and conditions of such awards.

Shares Subject to the Equity Plan. The Equity Plan permits the issuance of up to 2,250,000 shares of our common stock pursuant to awards granted under the Equity Plan such as stock options, restricted stock awards, restricted stock units and performance share awards, as well as awards such as stock appreciation rights, and performance unit and performance share awards payable in the form of common stock or cash.

Stock Options. Both incentive stock options and nonqualified stock options may be granted under the Equity Plan. The per-share exercise price of an option is set by the Committee and generally may not be less than the fair market value of a share of our common stock on the date of grant. Options granted under the Equity Plan are exercisable at the times and on the terms established by the Committee. The maximum term of an option is ten years from the date of grant.

Stock Appreciation Rights. A stock appreciation right or “SAR” is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the stock appreciation right over the grant price of the stock appreciation right. The Equity Plan permits the grant of two types of SARs: freestanding SARs, tandem SARs, or any combination of the two. A freestanding SAR is a SAR that is granted independently of any stock option. A tandem SAR is a SAR that is granted in connection with a related stock option, the exercise of which requires a forfeiture of the right to purchase a share under the related option (and when a share is purchased under the option, the SAR is similarly canceled). The Committee has complete discretion to determine the number of SARs granted to any participant and the terms and conditions pertaining to such SARs.

Restricted Stock and Restricted Stock Unit Grants. The Equity Plan permits the grant of restricted stock or restricted stock unit awards. Restricted stock and restricted stock units may be issued or transferred for consideration or for no consideration, as determined by the Committee. The Committee may establish conditions under which restrictions on shares of restricted stock or restricted stock units lapse over a period of time or according to such other criteria as the Committee deems appropriate, including the achievement of specific performance goals.

Performance Unit and Performance Shares. The Equity Plan permits the grant of performance units and performance share awards which are bonuses payable in cash, common stock or a combination thereof. Each performance unit and performance share will represent the right of the participant to receive an amount based on the value of the performance unit/share, if performance goals established by the Committee are met. A performance unit will have a value based on such measurements or criteria as the Committee determines. A performance share will have a value equal to the fair market value of a share of our company common stock. When an award of these are granted, the Committee will establish a performance period during which performance will be measured. At the end of each performance period, the Committee will determine to what extent the performance goals and other conditions of the performance units/shares are met.

Restrictions on Transfer. Awards under the Equity Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and generally are exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative.

Changes in Capital or Corporate Structure. If, without the receipt of consideration by our company, there is any change in the number or kind of shares of our common stock outstanding by reason of a stock dividend or any other distribution upon the shares payable in stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization, the maximum number of shares of our common stock available for grants, the maximum number of shares of our common stock that any individual participating in the Equity Plan may be granted in any year, and the number of shares covered by outstanding grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of issued shares of our common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such grants. Any fractional shares resulting from such adjustment will be eliminated. Adjustments determined by the Committee are final, binding and conclusive.

If our company undergoes a “change of control,” each option, share of restricted stock and other grant held by a non-employee director will, without regard to any vesting schedule, restriction or performance target, automatically become fully exercisable or payable, as the case may be, as of the date of the change of control.

Under the Equity Plan, a “change of control” is deemed to have occurred if:

•

A majority of the number of directors serving on our Board no longer consists of individuals who were serving on our Board on the effective date of the Equity Plan and any new directors whose appointment or election was approved or recommended by a vote of at least two-thirds of the directors then still in office who were either directors on the effective date of the Equity Plan or whose appointment or election was previously so approved or recommended;

•

Any person becomes the beneficial owner of our securities (excluding securities acquired directly from the company or held by any of our employee benefit plans) representing 50% or more of the combined voting power of our then outstanding securities, excluding any person who becomes such a beneficial owner pursuant to a merger or consolidation resulting in the voting securities of the company outstanding immediately prior to such merger or consolidation continuing to represent, together with the holdings of any of our employee benefit plans, at least 50% of the combined voting power of the surviving entity immediately after the merger or consolidation;

•	There is consummated a merger or consolidation of our company with any other corporation, other than:

•

a merger or consolidation which would result in our voting securities outstanding immediately prior to such merger or consolidation continuing to represent, together with the holdings of any of our employee benefit plans, at least 50% of the combined voting power of the surviving entity immediately after such merger or consolidation; or

•

a merger or consolidation effected to implement a recapitalization in which no person becomes a beneficial owner of our securities representing 50% or more of the combined voting power of our then outstanding securities; or

•

Our stockholders approve a plan of complete liquidation or dissolution of our company or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than a sale or disposition of all or substantially all of our assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership immediately prior to such sale.

Initial Grants and Grants Made in Connection with the Offering. On June 13, 2006, we granted stock options for 960,000 shares of our common stock to our officers and management and stock options for 240,000 shares of our common stock to our directors at an exercise price of $8.25 per share as adjusted for the 3-for-1 stock split effective February 26, 2007. See “Management—Stock Option Grants in Last Fiscal Year.” In connection with this offering, we plan to make grants of stock options for an additional 592,500 shares of our common stock to certain of our officers and management and stock options for 157,500 shares of our common stock to our directors. Each of the options will have an exercise price equal to the initial public offering price, vest 20% per year over the first five anniversaries of grant and have a term of 10 years. Vesting will accelerate upon the employee’s death or disability or upon a change of control. The amounts of these contemplated grants to our named executive officers are: Mr. Anderson (options for 165,000 shares), Mr. Gutierrez (options for 75,000 shares) and Mr. Soman (options for 75,000 shares).

Pension Plan

We have a noncontributory defined benefit pension plan. The following table shows the approximate annual retirement benefits that participating executive officers are expected to receive under the plan based on their pay and years of credited service.

	Years of Service
Remuneration 5 Year Average	10	15	20	25	30	35
$125,000	$15,625	$23,438	$31,250	$39,063	$46,875	$54,688
$150,000	$18,750	$28,125	$37,500	$46,875	$56,250	$65,625
$175,000	$21,875	$32,813	$43,750	$54,688	$65,625	$76,563
$200,000	$25,000	$37,500	$50,000	$62,500	$75,000	$87,500
$225,000	$28,125	$42,188	$56,250	$70,313	$84,375	$98,438
$250,000	$31,250	$46,875	$62,500	$78,125	$93,750	$109,375
$300,000	$37,500	$56,250	$75,000	$93,750	$112,500	$131,250
$400,000	$50,000	$75,000	$100,000	$125,000	$150,000	$175,000
$500,000	$62,500	$93,756	$125,000	$156,250	$187,500	$218,750

Our defined benefit pension plan covers all compensation subject to the regulatory limit of annual compensation, which for 2006 was $220,000. The Chief Executive Officer and Chief Financial Officer also have a supplementary non-qualified pension plan that has the same provisions as the defined benefit pension plan except that it covers all compensation above the regulatory limit.

The estimated current credited years of service for each executive officer are as follows: Paul G. (Pete) Anderson-19 years; Steve Speck-15 years; Stephan Gutierrez-5 years; Jeff Soman-6 years; and Robert V. Johnson-25 years.

Above benefits are based on a straight-life annuity and are not subject to any Social Security or other offsets.

The monthly benefit formula for our defined benefit pension plan is 1.25% times the highest consecutive 5 year average monthly earnings times the number of years of credited service.

Directors’ and Officers’ Insurance

We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

PRINCIPAL STOCKHOLDERS

The table below sets forth information, as of August 31, 2006 (unless otherwise indicated below), with respect to the beneficial ownership of shares of Common Stock by: (a) each person known to us to own beneficially more than 5% of the aggregate shares of Common Stock outstanding, (b) each director, (c) each named executive officer in the Summary Compensation Table, and (d) the executive officers and directors of our company as a group. Each of the persons, or group of persons, in the table below has sole voting power and sole dispositive power as to all of the shares of Common Stock shown as beneficially owned by them, except as otherwise indicated. The number of shares indicated in the table for each person or group of persons is divided equally into shares of our Series 1, 2 and 3 common stock, except that the Employee Stock Ownership Plan holds our unrestricted common stock. The number of shares set forth in the table reflect the 3-for-1 stock split effective February 26, 2007.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Shares Outstanding
Principal Stockholders:
FCStone Group Employee Stock Ownership Plan(1)	1,398,447	9.6%
Directors and Executive Officers:
Paul G. Anderson(2)	320,610	2.2%
Dave Andresen(3)	42,285	*
Brent Bunte(4)	289,464	2.0%
Douglas Derscheid(5)	235,158	1.6%
Jack Friedman(6)	212,157	1.5%
Kenneth Hahn(7)	90,249	*
Daryl Henze	0	*
Bruce Krehbiel(8)	218,154	1.5%
Tom Leiting(9)	121,368	*
Eric Parthemore(10)	74,574	*
Dave Reinders(11)	318,762	2.2%
Rolland Svoboda(12)	164,190	1.1%
Robert V. Johnson(13)	174,225	1.2
Stephen Gutierrez(14)	115,041	*
Jeff Soman(15)	125,868	*
Steve Speck	0	*
All directors and executive officers as a group (16 persons)	2,502,105	16.2%

*	Signifies less than 1%
(1)	The address of the FCStone Group Employee Stock Ownership Plan is 2829 Westown Parkway, Suite 100, West Des Moines, Iowa 50266.
(2)	Represents options to purchase 285,000 shares of our common stock, which are currently exercisable and 35,610 shares held in an Employee Stock Ownership Plan account.
(3)	Represents options to purchase 12,000 shares of our common stock, which are currently exercisable and 30,285 shares held by 4 Seasons Cooperative, of which Mr. Andresen is General Manager.
(4)	Represents options to purchase 24,000 shares of our common stock, which are currently exercisable and 265,464 shares held by NEW Cooperative, of which Mr. Bunte is Manager.
(5)	Represents options to purchase 12,000 shares of our common stock, which are currently exercisable and 223,158 shares held by Central Valley Ag Cooperative, of which Mr. Derscheid is President and CEO.
(6)	Represents options to purchase 32,400 shares of our common stock, which are currently exercisable and 179,757 shares held by Innovative Ag Services, of which Mr. Friedman is Manager.
(7)	Represents options to purchase 12,000 shares of our common stock, which are currently exercisable and 78,249 shares held by Planters Cooperative, of which Mr. Hahn is Manager.
(8)	Represents options to purchase 43,200 shares of our common stock, which are currently exercisable and 174,954 shares held by Kanza Cooperative Association, of which Mr. Krehbiel is Manager.

(9)	Represents options to purchase 24,000 shares of our common stock, which are currently exercisable and 97,368 shares held by River Valley Cooperative, of which Mr. Leiting is Manager.
(10)	Represents options to purchase 32,400 shares of our common stock, which are currently exercisable and 42,174 shares held by The Farmers Commission Company, of which Mr. Parthemore is President and CEO.
(11)	Represents options to purchase 24,000 shares of our common stock, which are currently exercisable and 294,762 shares held by Sunray Coop, of which Mr. Reinders is General Manager.
(12)	Represents options to purchase 24,000 shares of our common stock, which are currently exercisable and 140,190 shares held by Pro Cooperative, of which Mr. Svoboda is General Manager.
(13)	Represents options to purchase 135,000 shares of our common stock, which are currently exercisable and 39,225 shares held in an Employee Stock Ownership Plan account.
(14)	Represents options to purchase 105,000 shares of our common stock, which are currently exercisable and 10,041 shares held in an Employee Stock Ownership Plan account.
(15)	Represents options to purchase 105,000 shares of our common stock, which are currently exercisable and 20,868 shares held in an Employee Stock Ownership Plan account.

CERTAIN RELATIONSHIPS

With the exception of Paul G. Anderson and Daryl Henze, each of our directors is an executive officer of a cooperative that is a stockholder. Each of these cooperatives uses our services. The following table sets forth the amounts paid by these cooperatives for our services during our fiscal year ended August 31, 2006.

Board Member	Board Member’s Cooperative	Amounts Paid by Cooperative to Us for Services
Brent Bunte	NEW Cooperative	$111,534
Jack Friedman	Innovative Ag Services	160,671
Bruce Krehbiel	Kanza Cooperative Association	92,621
Tom Leiting	River Valley Cooperative	144,587
Eric Parthemore	Farmers Commission Company	33,331
Dave Reinders	Sunray Co-op	312,619
Rolland Svoboda	Pro Cooperative	181,396
Doug Derscheid	Central Valley Ag Cooperative	179,519
David Andresen	4 Seasons Cooperative	36,074
Kenneth Hahn	Planters Cooperative	117,455

Our policy is that all transactions between us and our officers, directors and/or five percent stockholders and any parties affiliated with them will be on terms no more favorable to those related parties than the terms provided to our other customers and we believe that the transactions reported above complied with that policy.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our certificate of incorporation provides for an authorized capital structure consisting of:

•	40 million authorized shares of common stock, including:

•	10 million authorized shares of common stock par value $0.0001 per share,

•	10 million authorized shares of Series 1 common stock par value $0.0001 per share,

•	10 million authorized shares of Series 2 common stock par value $0.0001 per share,

•	10 million authorized shares of Series 3 common stock par value $0.0001 per share, and

•	20 million authorized shares of preferred stock.

Immediately prior to the offering, there will be 1,398,447 shares of common stock (all of which are owned by our ESOP), 4,352,652 shares of Series 1 common stock, 4,352,094 shares of Series 2 common stock, and 4,351,626 shares of Series 3 common stock. The shares of common stock, including the shares of Series 1, 2 and 3 common stock, are identical, except that the shares of Series 1, 2, and 3 common stock are subject to transfer restrictions and the transfer restrictions associated with each series have a different duration. There will be 16,929,822 shares of common stock (including the Series 1, Series 2 and Series 3 common stock) outstanding upon completion of this offering and the redemption, assuming no exercise of the underwriters’ over-allotment option. Not all of the authorized shares will be issued. There are no other shares of common stock or preferred stock issued and outstanding prior to the offering. The board of directors will have the authority to issue additional shares of common stock or preferred stock. We will issue pursuant to the offering a number of shares of common stock necessary to complete the offering.

Common Stock

General

The common stock, including the Series 1, 2 and 3 common stock, represent equity interests in our company and generally have traditional features of common stock, including dividend, voting and liquidation rights. The common stock may be issued as a single class, without series. When we use the term “common stock” in this prospectus, we are referring to the common stock of all classes and series, including the Series 1, 2 and 3 common stock. The common stock to be issued in this offering is not Series 1, 2 or 3, and is not subject to the transfer restrictions applicable to those series of common stock. See “—Transfer Restrictions.”

Dividends

Subject to the limitations under Delaware corporation law and any preferential dividend rights of outstanding preferred stock, holders of common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by our board of directors out of funds legally available therefor.

General Voting Rights

Unless otherwise required by our certificate of incorporation or applicable law, holders of common stock are entitled to one vote per share with respect to all matters upon which our stockholders of the company are entitled to vote generally, including amendments to the certificate of incorporation, mergers, sales of all or substantially all of the corporate assets or property or a dissolution. Holders of common stock also are entitled to one vote per share in the election of directors to our board of directors. The holders of our common stock do not have cumulative voting rights.

No Conversion, Preemptive or Subscription Rights

The holders of common stock have no conversion, preemptive or subscription rights, other than the automatic conversion of the Series 1, 2 and 3 common stock into unrestricted common stock as described below at “—Transfer Restrictions.”

Liquidation Rights

Subject to any preferential dividend rights of outstanding preferred stock, upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of common stock are entitled to receive their pro rata share of such assets as are available for distribution to stockholders. In other words, each share of common stock has equal liquidation rights.

Transfer Restrictions

Series 1, 2 and 3 common stock is subject to significant transfer restrictions pursuant to our certificate of incorporation. All other shares of common stock, including the common stock being sold in this offering, are not subject to these transfer restrictions. During the applicable transfer restriction period referred to below, shares of Series 1, 2 and 3 common stock are permitted to be transferred only under the following circumstances:

•	shares of Series 1, 2 and 3 common stock are transferable to any party approved in advance by the board of directors,

•	shares of Series 1, 2 and 3 common stock issued to any employee stock ownership plan of our company are transferable as provided in such plan,

•	shares of Series 1, 2 and 3 common stock are transferable by operation of law, and

•	shares of Series 1, 2 and 3 common stock are transferable in a “permitted transfer”.

“Permitted transfers” of Series 1, 2 and 3 common stock include:

•

“conversion transfers,” in which Series 1, 2 and 3 common stock of our company is converted into unrestricted common stock in connection with transfers to our company, transfers made in this offering and other conversion transfers approved by our board of directors, and

•

“non-conversion transfers,” in which Series 1, 2 and 3 common stock of our company is not converted into unrestricted common stock and remains subject to transfer restrictions in connection with transfers to parties who are then stockholders of our company, transfers to certain family members for estate planning or education purposes, bona fide pledges to lending or financial institutions and other non-conversion transfers approved by our board of directors.

The transfer restriction periods for the Series 1, 2 and 3 common stock will expire:

•	180 days after the close of this offering in the case of Series 1 common stock, and

•	360 days after the close of this offering in the case of Series 2 common stock, and

•	540 days after the close of this offering in the case of Series 3 common stock.

When the transfer restriction period for the applicable series of common stock expires, all shares of such series no longer will be subject to the transfer restrictions and automatically will convert into the same number of shares of unrestricted common stock. See “Shares Eligible for Future Sale” for limitations on sales by affiliates under the securities laws.

Our board of directors has the ability to reduce the duration of, or to eliminate, in whole or in part, the transfer restrictions applicable to the Series 1, 2 and 3 common stock of our company. In connection with this offering, we have agreed with the underwriters that we will not waive any of the transfer restrictions applicable to the Series 1, 2 and 3 common stock of our company for a period of 180 days after the date of this prospectus. See “Underwriting.”

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Furthermore, the board of directors may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by holders of our common stock. At such time, the board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. We currently have no plans to issue any shares of preferred stock.

Other Certificate of Incorporation and Bylaw Provisions

Board of Directors

Our certificate of incorporation provides that the number of directors constituting our board of directors shall be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors shall be the same as the number of our initial board of directors. However, this number may be increased or decreased by our board of directors. There currently are twelve directors serving on our board. Our certificate of incorporation provides that our board of directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits, with the term of office of one class expiring each year.

Under Delaware law, the directors of a corporation that has a classified board within the meaning of Delaware law may be removed by the corporation’s stockholders only for cause unless the corporation’s certificate of incorporation provides otherwise. Additionally, as a result of the classification of our board, two annual meetings of stockholders may be required for the stockholders to change a majority of the directors on our board. Our certificate of incorporation provides for the removal of any director or the entire board of directors at any time, but only for cause and only by the affirmative vote of the holders of two thirds (2/3) or more of the outstanding shares of our common stock. For these purposes, the term “for cause” means the commission of a felony, or a finding by a court of competent jurisdiction of liability for negligence, or misconduct, in the performance of the director’s duty to our company in a matter of substantial importance to our company, where such adjudication is no longer subject to direct appeal. If the holders of any series of preferred stock have the right to elect one or more directors, the provisions relating to the removal of any director or the entire board of directors would not apply to any director so elected.

Our bylaws provide that vacancies on the board resulting from removal or for any other reason will, unless otherwise required by law, be filled only by a majority vote of the directors then in office, and not by our stockholders. The classification of directors into three classes with staggered terms, the inability of stockholders to remove directors without cause and the inability of stockholders to fill vacancies on the board will make it more difficult to change the composition of our board and in turn may have the effect of delaying, deferring or preventing a change in control of our company.

Nomination Procedures for Directors

The nominating committee of our board of directors is composed entirely of at least three independent members of the board of directors who have been appointed by the board of directors. However, the holders of common stock are entitled to directly nominate persons to stand for election as directors of our company if the nominee is qualified and such stockholder satisfies certain advance notice requirements described below.

Advance Notice Procedures

Advance notice must be delivered to us of any business to be brought by holders of common stock before an annual meeting of the stockholders and of any nominations by stockholders of persons for election to our board of directors at our annual meeting.

Generally, for business to be brought before an annual meeting of our stockholders, holders of common stock must give written notice to the secretary of the company not less than 120 days prior to the anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of our stockholders. In each case, the notice must set forth specific information regarding such stockholder and each director nominee or other business proposed by holders of common stock, as applicable, as provided in the bylaws.

In the proxy statement and form of proxy prepared and delivered in connection with an annual meeting of stockholders, we will, at our own expense, include the name of any nominee submitted by a stockholder and all other information related to such nominee that is provided with respect to the board of directors’ nominees in such proxy statement and form of proxy in the event that:

•	a holder of common stock proposes to nominate an individual for election or reelection as a director of our company, and

•	such stockholder has satisfied each of the terms and conditions described above for the nomination of such nominee.

Except as described below with respect to nominations by holders of common stock for persons to be elected to the board of directors of our company at a special meeting of our stockholders at which directors are to be elected, stockholders are not permitted to make proposals, or bring other business, at a special meeting of the stockholders of our company. If we call a special meeting of the stockholders for the purpose of electing one or more directors to our board, stockholders may nominate persons for election to the board by giving written notice to the secretary of our company not later than ten days following the date a public announcement of the special meeting date is made.

Special Meetings of Stockholders

The chairman of the board, the president or the board of directors of our company may call special meetings of our stockholders. The holders of common stock have no right to require us to call a special meeting of the stockholders.

No Action by Written Consent of Stockholders

All actions of the holders of common stock must be taken by a vote of such holders at an annual or special meeting, and such stockholders are not permitted to take action by written consent without a meeting.

Amendment of Certificate of Incorporation

The approval of our board of directors and of the holders of outstanding shares of common stock are required in order to amend the our certificate of incorporation. In the case of the approval of stockholders, the following votes will be required:

•

the approval of the holders of at least two thirds (2/3) of the outstanding shares of all classes of capital stock of our company entitled to vote will be required to adopt any amendment to the provisions of the certificate of incorporation relating to (1) the transfer restrictions applicable to the Series 1, 2 and 3 common stock, (2) the size and structure of our board of directors, (3) the qualifications and means of removing our directors, (4) the amendment of our bylaws, or (5) the amendment of the certificate of incorporation,

•

the approval of the holders of at least three-fourths (3/4) of the outstanding shares of common stock will be required to adopt any amendment to the provisions of the certificate of incorporation relating to the dissolution of our company, and

•

the approval of the holders of at least a majority of the outstanding capital stock entitled to vote will be required to adopt any amendment to all other provisions of the certificate of incorporation.

Amendment of Bylaws

The board of directors of our company has the authority to adopt, amend or repeal our bylaws without the approval of the holders of common stock. However, the holders of common stock have the right to initiate, without the approval of our board of directors, proposals to adopt, amend or repeal our company bylaws. The approval of a majority of the votes cast at any annual or special meeting of the holders of common stock is required in order to adopt, repeal or amend the bylaws in response to such stockholder proposals.

Delaware Anti-Takeover Statute

We are subject to the Delaware anti-takeover statute. Subject to certain exceptions, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•

upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of this statute, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or a person who is an affiliate of the corporation and who did own, within the three years prior to the date of determination whether the person is an “interested stockholder,” 15% or more of the corporation’s voting stock.

Limitation of Liability of Directors

As authorized by Delaware corporation law, a director of our company is not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law, or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and our stockholders.

We are obligated to indemnify our directors and officers to the fullest extent permitted by law. The bylaws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification.

Transfer Agent

UMB Bank, n.a. will be the stock transfer agent and registrar for the common stock upon consummation of the offer.

Listing

There is no established public trading market for our common stock. We have filed an application to have our common stock approved for quotation on the NASDAQ Stock Market’s Global Market under the symbol “FCSX.”

Holders

As of December 31, 2006, there were 512 record holders of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering and the redemption, we will have outstanding 16,929,822 shares of common stock, including 3,702,224 shares of Series 1 common stock, 3,701,761 shares of Series 2 common stock, and 3,701,762 shares of Series 3 common stock. The number of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Transfer Restrictions

Although our currently issued and outstanding shares of Series 1, 2 and 3 common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under our certificate of incorporation. The transfer restrictions are described about under “Description of Capital Stock—Transfer Restrictions.” The transfer restriction periods will expire:

•	180 days after the close of this offering in the case of Series 1 common stock,

•	360 days after the close of this offering in the case of Series 2 common stock, and

•	540 days after the close of this offering in the case of Series 3 common stock.

None of the shares sold in this offering will be subject to the transfer restrictions under our certificate of incorporation.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal about 169,300 shares immediately after this offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

General

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation (or a foreign entity treated as a corporation for U.S. federal income tax purposes), a nonresident alien individual or a foreign estate or trust. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended or the “Code.” Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes (wherever organized), is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the Code, applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations. The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the IRS or the courts. No assurance can be given that the IRS or other courts will agree with the tax consequences described in this prospectus.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

Our board of directors has declared in the past, and anticipates declaring in the future, regular annual dividends. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings or profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a tax-free return of capital that is applied and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock.

If distributions that are treated as dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty. A non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an IRS Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an IRS Form W-8BEN to claim the benefit of a lower rate of withholding under an income tax treaty, or IRS Form W-8ECI, or any successor form, as discussed above, you must also provide a U.S. tax identification number.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty),

•

you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be taxed in the same manner as a U.S. person), or

•

we are or become a U.S. real property holding corporation (“USRPHC”). If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

•	the common stock was “regularly traded on an established securities market,” and

•

you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

Federal Estate Tax

If you are an individual who is a non-U.S. holder at the time of your death, common stock held at that time will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each of you the amount of dividends paid to you and the U.S. federal tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status on a properly executed Internal Revenue Service Form W-8BEN (or appropriate substitute or successor form) or otherwise establish an exemption. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both possible backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status under penalties of perjury or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

UNDERWRITING

BMO Capital Markets Corp. and Banc of America Securities LLC are acting as the representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase from us, and we have agreed to sell to such underwriter, the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares
BMO Capital Markets Corp.
Banc of America Securities LLC
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Sandler O’Neill + Partners, L.P.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $                      per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                      per share to brokers and dealers. If all of the ordinary shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have granted to the underwriters an option to purchase up to an aggregate of 695,250 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

We, our directors and executive officers and the participants in our directed share program have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions on existing holders of shares of our common stock. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “FCSX.”

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, thus creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

At our request, the underwriters have reserved up to 231,750 shares, or 5.0% of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees and certain other selected individuals, including individuals outside the United States. If any of our current directors or executive officers subject to lock-up agreements purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. We will determine the specific allocation of the shares to be offered under the directed share program in our sole discretion. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus. All sales of shares under the directed share program will be made in accordance with local law and subject to any foreign exchange requirements.

The shares have not been and will not be registered with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários—CVM) for public offer or distribution and accordingly they may not be offered or sold in the Federative Republic of Brazil, except in circumstances that do not qualify as a public offer or sale, as defined by the rules issued by the CVM.

The underwriters expect to facilitate Internet distribution for this offering to certain of their Internet subscription customers through affiliated broker-dealers and other intermediaries. Certain underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by the representatives. Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Certain of the underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Harris N.A., an affiliate of BMO Capital Markets, is a lender to us under a $30 million unsecured credit agreement to meet margin calls, a $5.0 million facility used to secure grain deliveries, a $2.5 million letter of credit facility and a $375,000 letter of credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedules of FCStone Group, Inc. and subsidiaries as of August 31, 2005 and 2006 and for each of the years in the three-year period ended August 31, 2006, have been included in this prospectus in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement, or other document are not necessarily complete. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

We file annual and quarterly reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov).

Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are available free of charge on our internet website (www.fcstone.com) as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC.

Report of Independent Registered Public Accounting Firm

The Board of Directors

FCStone Group, Inc.:

We have audited the accompanying consolidated statements of financial condition of FCStone Group, Inc. and subsidiaries (the Company) as of August 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCStone Group, Inc. and subsidiaries as of August 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Des Moines, Iowa

November 28, 2006, except for Note 21 as to which the date is February 27, 2007

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per share amounts)

	August 31,
	2005	2006
ASSETS
Cash and cash equivalents:
Unrestricted	$25,045	$59,726
Restricted	1,410	4,010
Segregated	10,509	14,221
Commodity deposits and accounts receivable:
Commodity exchanges and clearing organizations—customer segregated, including United States treasury bills and notes of $338,837 in 2005, $600,609 in 2006	395,908	604,536
Proprietary commodity accounts	18,028	20,133
Customer regulated accounts in deficit secured by U.S. Treasury bills and notes of $2,786 in 2005 and $26,979 in 2006 included above	6,351	29,166

Total commodity deposits and accounts receivable	420,287	653,835

Marketable securities, at fair value—Customer segregated and other (including other of $376 in 2005 and $378 in 2006)	192,328	149,609
Accounts receivable and advances on grain	114,946	103,207
Notes receivable	9,632	14,971
Inventories—grain, fertilizer, and fuel	14,605	26,628
Exchange memberships and stock, at cost (fair value of $5,871 in 2005, $14,391 in 2006) (note 2)	1,797	6,587
Furniture, equipment, and improvements, net of accumulated depreciation of $4,676 in 2005 and $4,700 in 2006	8,206	7,386
Deferred income taxes (note 4)	4,013	4,697
Investments in affiliates and other organizations	3,573	5,537
Other assets	3,233	6,793

	$809,584	$1,057,207

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Checks written in excess of bank balance	$4,880	$6,436
Commodity and customer regulated accounts payable	548,562	726,920
Trade accounts payable and advances	134,415	169,650
Accrued expenses	20,764	26,876
Notes payable (note 11)	36,911	48,169
Subordinated debt (note 13)	5,500	7,000
Obligations under capital leases	4,125	3,575

Total liabilities	755,157	988,626

Minority interest (note 1)	4,755	3,607
Redeemable common stock held by Employee Stock Ownership Plan (note 10)	4,487	6,079

Stockholders’ equity (notes 5 and 10):
Common stock, no par value, authorized 20,000,000 at August 31, 2005 and 2006, respectively; issued and outstanding 14,484,837 and 14,537,208 shares at August 31, 2005 and 2006, respectively	21,524	21,747
Additional paid-in capital	—	120
Accumulated other comprehensive loss	(4,555)	(1,955)
Retained earnings	32,703	45,062

	49,672	64,974
Less maximum cash obligation related to ESOP shares (note 10)	(4,487)	(6,079)

Total stockholders’ equity	45,185	58,895

Commitments and contingencies (notes 9, 12, and 14)

Total liabilities and stockholders’ equity	$809,584	$1,057,207

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended August 31,
	2004	2005	2006
Revenues:
Commissions and clearing fees	$67,594	$76,674	$105,622
Service, consulting and brokerage fees	12,008	18,913	33,388
Interest	3,982	8,177	23,174
Other	4,521	7,463	2,638
Sales of commodities	1,536,209	1,290,620	1,129,983

Total revenues	1,624,314	1,401,847	1,294,805

Costs and expenses:
Cost of commodities sold	1,519,221	1,275,094	1,112,949
Employee compensation and broker commissions	30,160	32,578	44,229
Pit brokerage and clearing fees	26,713	33,141	47,613
Introducing broker commissions	10,704	14,459	22,826
Employee benefits and payroll taxes (note 6)	7,136	8,044	9,801
Interest	4,418	3,946	5,705
Depreciation	861	1,551	1,674
Bad debt expense	716	4,077	1,909
Other expenses (note 9)	15,365	18,926	23,568

Total costs and expenses	1,615,294	1,391,816	1,270,274

Income before income tax expense and minority interest	9,020	10,031	24,531
Minority interest (note 1)	576	(499)	(226)

Income after minority interest and before income tax expense	8,444	10,530	24,757
Income tax expense (note 4)	2,030	3,950	9,500

Net income	$6,414	$6,580	$15,257

Basic and diluted shares outstanding		13,071	14,499
Basic and diluted earnings per share		$0.50	$1.05

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands, except per share amount)

	Common Stock	Preferred Stock	Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Maximum Cash Obligation Related to ESOP Shares	Total Stockholders’ Equity
			Class A	Class B
Balance at August 31, 2003	$—	$14,006	$2,753	$500	$—	$(3,932)	$22,500	$—	$35,827
Net income	—	—	—	—	—	—	6,414	—	6,414
Pension adjustment	—	—	—	—	—	893	—	—	893

Total comprehensive income	—	—	—	—	—	—	—	—	7,307
Transfer of Class A to preferred stock due to member reorganizations	—	49	(49)	—	—	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	—	—	(1,420)	—	(1,420)
Class B	—	—	—	—	—	—	(449)	—	(449)
Application of current year patronage to common and preferred stock	—	851	65	—	—	—	(916)	—	—
Cash received on shares issued and subscribed	—	—	1	—	—	—	—	—	1
Cash disbursed on shares retired	—	(1,036)	(401)	—	—	—	—	—	(1,437)

Balance at August 31, 2004	—	13,870	2,369	500	—	(3,039)	26,129	—	39,829

Net income	—	—	—	—	—	—	6,580	—	6,580
Pension adjustment	—	—	—	—	—	(1,516)	—	—	(1,516)

Total comprehensive income	—	—	—	—	—	—	—	—	5,064
Application of prior year’s patronage	—	6	—	—	—	—	(6)	—	—
Conversion, as a result of restructuring	16,737	(13,872)	(2,365)	(500)	—	—	—	—	—
Repurchase of stock	(605)	—	—	—	—	—	—	—	(605)
Cash received on shares issued	6,231	—	—	—	—	—	—	(4,487)	1,744
Cash disbursed on shares retired	—	(4)	(4)	—	—	—	—	—	(8)
Registration costs	(839)	—	—	—	—	—	—	—	(839)

Balance at August 31, 2005	21,524	—	—	—	—	(4,555)	32,703	(4,487)	45,185

Net income	—	—	—	—	—	—	15,257	—	15,257
Pension adjustment	—	—	—	—	—	2,600	—	—	2,600

Total comprehensive income	—	—	—	—	—	—	—	—	17,857
Dividends paid ($0.20 per share)	—	—	—	—	—	—	(2,898)	—	(2,898)
Stock compensation	—	—	—	—	120	—	—	—	120
Change in value of shares held by ESOP	—	—	—	—	—	—	—	(1,369)	(1,369)
Cash received on shares issued	223	—	—	—	—	—	—	(223)	—

Balance at August 31, 2006	$21,747	$—	$—	$—	$120	$(1,955)	$45,062	$(6,079)	$58,895

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended August 31,
	2004	2005	2006
Cash flows from operating activities:
Net income	$6,414	$6,580	$15,257
Depreciation	861	1,551	1,674
Amortization of discount on note receivable	—	—	(46)
Gain on sale of exchange memberships and stock	(833)	(1,750)	—
Equity in earnings of affiliates, net of distributions	(66)	(25)	591
Minority interest, net of distributions	1,380	(733)	(237)
Change in commodity accounts receivable/payable, marketable securities and customer segregated funds, net	(12,535)	(33,097)	(16,186)
Increase in accounts receivable and advances on grain	(19,622)	(3,379)	(3,885)
Decrease (increase) in inventories—grain, fertilizer and fuel	10,831	(2,407)	(12,023)
Increase in other assets	(1,627)	(356)	(3,999)
Increase in accounts payable	30,152	60,908	50,632
Increase in accrued expenses	2,147	3,052	9,233

Net cash provided by operating activities	17,102	30,344	41,011

Cash flows from investing activities:
Purchase of furniture, equipment, and improvements	(918)	(1,105)	(1,255)
Acquisition of equity investment	—	—	(2,405)
Acquisition of minority interest	—	—	(911)
Collection (issuance) of notes receivable	9,732	(7,553)	(5,458)
Purchase of exchange memberships and stock	(68)	(925)	(5,403)
Proceeds from sale of exchange memberships and stock	1,912	2,100	613

Net cash provided by (used in) investing activities	10,658	(7,483)	(14,819)

Cash flows from financing activities:
Increase (decrease) in checks written in excess of bank balance	8,022	(3,142)	1,556
(Payments on) proceeds from note payable, net	(34,517)	(4,620)	11,258
Proceeds from issuance of common stock	1	1,744	—
Proceeds from issuance of redeemable common stock held by ESOP	—	4,487	223
Payment for redemption of stock	(1,437)	(613)	—
Payment of prior year patronage	(1,429)	(1,869)	—
Dividends paid	—	—	(2,898)
Payments under capital lease	(688)	(550)	(550)
Proceeds from subordinated debt	5,750	9,000	4,500
Payment of subordinated debt	(500)	(9,250)	(3,000)
Monies deposited in escrow	—	(7)	(2,600)
Debt issuance costs	(125)	—	—
Registration costs	—	(839)	—

Net cash (used in) provided by financing activities	(24,923)	(5,659)	8,489

Net increase in cash and cash equivalents—unrestricted	2,837	17,202	34,681
Cash and cash equivalents—unrestricted—at beginning of year	5,006	7,843	25,045

Cash and cash equivalents—unrestricted—at end of year	$7,843	$25,045	$59,726

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,785	$3,821	$5,587
Income taxes	2,057	4,215	10,335

Supplemental disclosure of noncash investing and financing activities:
Application of current year patronage to common and preferred stock	$916	$—	$—
Transfer of Class A common stock to preferred stock, due to member reorganizations	49	—	—
Transfer of retained earnings to patronage payable, due to patronage refunds	1,869	—	—

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

ORGANIZATION

The accompanying consolidated financial statements include the financial statements of FCStone Group, Inc. and its wholly-owned subsidiaries, FCStone, L.L.C. (FCStone); FCC Investments, Inc. (FCC Investments); FCStone Trading L.L.C. (FCStone Trading); FCC Futures, Inc.; FCStone Financial, Inc. (FCStone Financial); FCStone Forex LLC; FCStone International, LLC; FCStone Merchant Services, LLC (FCStone Merchant Services); and 70% owned FGDI, L.L.C. (FGDI) (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

FCStone is a commodity futures commission merchant servicing customers primarily in grain and energy related businesses. FCC Investments is registered as a securities broker-dealer. FCStone Trading provides risk management consulting services, acts as a dealer in over-the-counter (OTC) derivative contracts on physical commodities. FCC Futures, Inc. acts as a guaranteed introducing broker of FCStone and is registered with the National Futures Association. FCStone Financial provides railcar services to grain companies through leasing and subleasing of railcars and also enters into sale/repurchase agreements with grain companies for the purchase and sale of certain commodities. FCStone Forex LLC provides OTC interbank currency dealing services to self-directed and professionally managed client accounts. FGDI’s primary operations relate to grain merchandising. FCStone Merchant Services provides specialized financing through inventory repurchase arrangements, transactional commodity finance arrangements, and processing and tolling arrangements. FCStone International, LLC owns subsidiaries formed in Canada and Brazil.

The Company’s investment in Farmers Commodities Transportation Company, LLC (FCTC) represents 10% of the outstanding member units and is reported under the equity method at August 31, 2005 and 2006. FCTC provides railcar service through the leasing and subleasing of railcars and brokering the usage of these cars. FCStone provides management services, including accounting, administrative, personnel, and office space, to FCTC and has two members on FCTC’s board of directors. The Company also has minority holdings in three other entities, Green Diesel LLC, Sales Ventures, LLC, and Hurley & Associates, all of which are carried under the equity method.

On March 1, 2005, the voting members of the Company approved the restructuring of the Company by terminating the Company’s cooperative status and ending the patronage-based rights accruing to the Company’s members (see note 10).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMODITY DEPOSITS AND ACCOUNTS RECEIVABLE/PAYABLE

Commodity accounts include equities and deficits in open futures and option contracts and funds received to margin or guarantee commodity transactions. The Company is obligated to fund margin calls on open contracts and, in turn, receives reimbursement from customers for maintenance of their respective margins. In accordance with the Commodity Futures Trading Commission’s regulations, customer funds received to margin, guarantee,

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and/or secure commodity futures transactions are segregated and accounted for separately from the general assets of the Company. Commodity deposits and receivables with clearing organizations and commodity customer payables are reported gross except where a right of offset exists. The future collectability of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible through reviewing margin deficit reports and by monitoring the financial strength of its customers.

MARKETABLE SECURITIES

Marketable securities consist of short-term overnight investments in U.S. Treasury and U.S. Government Agency repurchase agreements and money market funds allowed by the Commodities Futures Trading Commission’s regulations for segregated customer funds. These securities are reported at market value, which approximates cost given their short-term nature.

TRADE ACCOUNTS RECEIVABLE

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes it is probable will be collected.

NOTES RECEIVABLE

FCStone Financial and FCStone Merchant Services accept notes receivable under sale/repurchase agreements with customers whereby the customers sell certain commodity inventory to them and agree to repurchase the commodity inventory from them at a future date. The customers bear the risk of changes in market price while under contract and are required to maintain a security account with FCStone to hedge this risk. FCStone Financial and FCStone Merchant Services apply SFAS 49, Accounting for Product Financing Arrangements, and accordingly, these transactions are treated as secured borrowings rather than commodity inventory in the Company’s financial statements. Interest is accrued on the outstanding notes balance on a daily basis using an applicable interest rate, which ranged from 7.25% to 10.75% during 2006, from 7.50% to 8.25% during 2005 and from 3.75% to 5.50% during 2004. The notes are carried at their principal balance which approximates fair value.

During 2006, FCStone Merchant Services loaned $1.5 million to Green Diesel LLC as part of its financing to build a biodiesel production facility to be located in Houston, Texas. The note receivable bears interest on the principal balance outstanding at an annual rate of 10% and matures on October 31, 2008. The terms of the loan agreement included the issuance of warrants exercisable for up to 48% of the equity of Green Diesel. FCStone Merchant Services has discounted the note receivable relative to the value assigned to the warrants, which has been reported in other assets on the consolidated statement of financial condition. The discount is being amortized over the term of the loan agreement as an adjustment of the loan yield through interest income on the consolidated statement of operations.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INVENTORIES

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices in the applicable market location and related costs of disposal in the ordinary course of business. Realized and unrealized gains and losses on futures contracts are credited or charged to current cost of sales.

Fertilizer inventory is recorded at the lower of cost or market using the first-in, first-out method.

Fuel inventory is recorded at the lower of cost or market using the weighted average method. FCStone Trading had a minimum line fill requirement at two pipeline companies which expired during fiscal 2006.

A summary of inventories as of August 31, 2005 and 2006 are as follows:

	2005	2006
Grain	$13,507,493	$25,539,782
Fertilizer	633,293	1,087,799
Fuel	464,315	—

	$14,605,101	$26,627,581

DERIVATIVE FINANCIAL INSTRUMENTS—GRAIN

FGDI’s use of derivative instruments includes commodity futures and option contracts offered through regulated commodity exchanges to reduce price risk. FGDI does not use derivative instruments for trading purposes and have procedures in place to monitor and control their use.

Accounting for these derivative instruments is done in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Derivative instruments are required to be reported on the consolidated statements of financial condition at fair values. Fair values are determined based on published prices from regulated commodity exchanges.

COMMODITY PRICE RISK

FGDI has open cash contracts for the purchase and sale of grain, which are reported at market value and the resulting gains or losses are recognized currently in cost of products sold. FGDI is exposed to risks that it may not have sufficient grain quantity to deliver against its contacts and thus would be obligated to purchase grain at prevailing market prices in order to meet such commitments. FGDI is exposed to risk of loss in the market value of net open commodity positions, which are calculated by aggregating grain inventories and cash grain purchases and sales contracts. In order to reduce these risks, FGDI generally takes opposite and offsetting positions using futures contracts or options.

Realized and unrealized gains and losses on futures contracts and option contracts used as economic hedges of grain inventories and purchase and sale contracts are recognized in cost of products sold for financial reporting, using market prices. Inventories and cash purchase and sale contracts are marked to fair value using market-based prices so that gains and losses on the derivative contracts are offset by gains or losses on inventories and purchase and sale contracts.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HEDGE POLICY—FUEL

The Company follows the policy of hedging its fuel purchases made on behalf of its customers to minimize the risk due to market fluctuations. The gains and losses relating to closed hedge positions are either billed to or returned to the customer and are allocated based upon their respective volume of business. The Company is exposed to credit risk of customers, to the extent they fail to settle their obligations.

Balances receivable from or due to customers under these hedging contracts are reported at market value based on publicly available third-party pricing services and reflected as other receivables or accounts payable—customers in the financial statements and the related unrealized gain or loss is recorded in cost of fuel sold.

FURNITURE, EQUIPMENT, SOFTWARE, AND IMPROVEMENTS

Furniture, equipment, software, and improvements are recorded at cost. Expenditures for maintenance, repairs, and minor replacements are charged to operations, while expenditures for major replacements and betterments are capitalized.

FGDI had leased property, primarily comprised of grain bins, under capital lease having a net carrying value of $4,950,000 and $4,331,250 at August 31, 2005 and 2006, respectively (see note 9).

Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets. Furniture, equipment, and leasehold improvements are depreciated over five to forty years. Software is depreciated over a useful life of three years. Capital leases for grain bins are depreciated over the remaining life of the lease from the date placed in service.

CASH AND CASH EQUIVALENTS—UNRESTRICTED

Cash equivalents consist of investments with original maturities of three months or less and include money market funds totaling $17,329,530 and $48,591,534 at August 31, 2005 and 2006, respectively.

CASH AND CASH EQUIVALENTS—RESTRICTED

FCStone and FGDI have deposited monies into an escrow account held at a financial institution, in connection with FGDI’s capital lease obligation (see note 8). The deposited funds, and all earnings, are required to be held in escrow until repayment of the bond sinking fund. Additionally, FCStone Trading has deposited monies in a money market fund and can only be used as collateral for a letter of credit agreement (see Note 12).

CASH AND CASH EQUIVALENTS—SEGREGATED

Pursuant to requirements of the Commodity Exchange Act, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate accounts which are designated as segregated customers’ accounts. At August 31, 2005 and 2006, cash and cash equivalents—segregated included an interest bearing cash account of $5,043,322 and $6,080,886, respectively, for deposit of customer funds.

MINORITY INTERESTS

Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:

a) A 30% minority interest, held since 2001, by an unaffiliated third party in FGDI, a domestic limited liability company, for 2005 and 2006.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) A 30% minority interest, from October 2004 through March 2006, held by an unaffiliated third party in FCStone Merchant Services, a domestic limited liability company for 2005 and 2006. Effective March 31, 2006, the Company redeemed the minority ownership interest in accordance with the Limited Liability Company Agreement. On April 1, 2006, FCStone Merchant Services became a wholly owned subsidiary of the Company.

The following tables set forth the components of minority interest in the consolidated statements of financial condition:

	August 31
	2005	2006
FGDI, LLC	$3,736,249	$3,607,344
FCStone Merchant Services, LLC	1,018,776	—

Total	$4,755,025	$3,607,344

COMMON STOCK HELD BY ESOP

In 2005, the Company formed an employee stock ownership plan (ESOP) and the ESOP purchased shares of the Company’s common stock. The Company’s maximum cash obligation related to these shares is classified outside stockholders’ equity because the shares are not readily traded and could be put to the Company for cash upon termination by an employee.

OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) refers to expense, gains, and losses that are included in comprehensive income (loss) but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders’ equity, net of tax. The Company’s other comprehensive income (loss) is comprised of minimum pension liability adjustments, net of tax.

COMMISSION REVENUE AND EXPENSE AND CLEARING AND TRANSACTION FEES

Commissions on futures contracts are recognized when the related open commodity futures transaction is made (opened and closed). Commissions on option contracts are recognized upon the purchase or sale of the option. Clearing and transaction fees are charged when each trade is made (opened and closed).

SERVICE AND CONSULTING FEES

Risk management service and consulting fees are billed and recognized as revenue on a monthly basis when such services are provided. Such agreements are generally for one-year periods but are cancelable by either party with a 30-day notice.

REVENUE RECOGNITION ON PURCHASE AND SALE OF COMMODITIES

The Company recognizes revenue on sales when the agricultural products or fuel are shipped and/or the customer takes ownership and assumes risk of loss. In addition, in accordance with accounting principles generally accepted in the United States of America, revenues from certain activities should be reported gross with a separate display of cost of sales. Revenues from our grain merchandising and fuel sales have been presented gross. These grain merchandising and fuel sales include activities in which we are the primary obligor responsible for fulfillment, act as principal, change the product or perform part of the service, take title to the inventory and assume the risk and rewards of ownership, such as the risk of loss for collection and delivery.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REVENUE RECOGNITION ON COMMODITY FINANCING TRANSACTIONS

The Company recognizes revenue on sales in instances where the Company is not the primary obligor in the arrangement, based on the amount retained. These commodity financing transactions include activities in which the Company does not take title to the commodities and does not have the risks and rewards of ownership. The Company’s compensation, a stated percentage of the transaction’s profit, is calculated and recorded upon settlement of the transaction, as funds become available for distribution.

OTHER REVENUES

The Company reports its equity in the earnings of unconsolidated affiliates as other revenue. This amounted to $65,569, $25,263 and a loss of $584,029, in 2004, 2005 and 2006, respectively. The 2006 amount included a write-off of $737,727 related to an unaffiliated equity investment.

The Company recorded a gain on the sale of a Chicago Board of Trade exchange seat in the amount of $1,749,850 in 2005, which is included in other income.

The Company recorded a gain on the sale of its investment in The Clearing Corporation stock of $832,880 in 2004, which is included in other income.

STOCK-BASED COMPENSATION

On June 13, 2006, the Company issued stock options and adopted the fair value method of accounting for stock-based in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), as described in Note 7. The options were fully vested and exercisable upon issuance. The Company obtained a third party valuation of the fair value of the shares to establish the fair value of the shares for purposes of determining the stock option strike price. The value of the stock options issued was based upon an option-pricing model using the minimum value method as allowed under SFAS 123 and was recognized as an expense in the period granted.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123 (Revised 2004), “Share-Based Payment” (“FAS 123(R)”). This statement requires that the compensation cost relating to share based payment transactions be recognized in the financial statements. Compensation cost is to be measured based on the estimated fair value of the equity-based compensation awards issued as of the grant date. The related compensation expense will be based on the estimated number of awards expected to vest and will be recognized over the requisite service period (often the vesting period) for each grant. The statement requires the use of assumptions and judgments about future events and some of the inputs to the valuation models will require considerable judgment by management. FAS 123(R) replaces FAS 123 and supersedes APB 25. The Company will adopt FAS 123(R) as of September 1, 2006 using the modified prospective transition method, which will not impact the options granted in fiscal 2006, unless they are subsequently modified.

PATRONAGE REFUNDS

Prior to September 1, 2004, the Company operated on a cooperative basis; accordingly, substantially all savings arising from business transacted with or for members were allocated to them in the form of cash or stockholders’ equity.

INCOME TAXES

Prior to September 1, 2004, the Company operated as a nonexempt cooperative under Sections 1381 through 1388 of the Internal Revenue Code. Accordingly, federal income taxes were based on nonmember savings and the portion of member savings not allocated as patronage refunds, if any. The companies file a consolidated income tax return, and income taxes are allocated to the companies on the basis of their taxable income.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances will be recorded to reduce deferred tax assets when is more likely than not that a tax benefit will not be realized.

RECLASSIFICATIONS

Certain amounts in the fiscal year 2004 and 2005 consolidated financial statements have been reclassified. Revenues generated from ocean vessel dockage and related income in our grain merchandising segment have been reclassified to other income from sales of commodities. Expenses related to the dock facility in our grain merchandising segment have been reclassified from cost of commodities sold to the applicable expense. These reclassifications are not significant and are intended to result in revenues and costs associated with grain merchandising that better reflect the purchases and delivery of grain, excluding revenues and expenses that are ancillary to those operations.

2. EXCHANGE MEMBERSHIPS AND STOCK

The Company has exchange memberships seats on the Chicago Board of Trade, the Board of Trade of Kansas City, Missouri, Inc., the Minnesota Grain Exchange, and the New York Mercantile Exchange. Additionally, the Company holds stock of the Chicago Mercantile Exchange and the New York Mercantile Exchange. These exchange memberships and stock provide FCStone the right to process trades directly with the various exchanges. The exchange memberships and stock are recorded at cost, in accordance with U.S. GAAP and Commodity Futures Trading Commission (CFTC) regulations.

3. SEGREGATED REQUIREMENTS

Pursuant to the requirements of the Commodity Exchange Act, funds deposited by customers of FCStone relating to futures contracts in regulated commodities must be carried in separate accounts which are designated as segregated customers’ accounts. Certain amounts in the accompanying table reflect reclassifications and eliminations required for regulatory filing and as a result, may differ from those presented in the accompanying consolidated statements of financial position. Funds deposited by customers and other assets, which have been aggregated as belonging to the commodity customers at August 31, 2005 and 2006, are as follows:

	2005	2006
Cash-segregated	$9,818,297	$12,388,880
Marketable securities, at fair value—customer segregated	191,951,270	149,234,280
Marketable securities held at a bank classified in commodity deposits and accounts receivable from commodity exchanges and clearing organizations	27,056,721	19,428,569
Commodity deposits and accounts receivable from commodity exchanges and clearing organizations, including marketable securities, net of omnibus eliminations	365,906,721	576,799,335
Securities held for customers in lieu of cash	—	6,995,610

Total customer segregated funds	594,733,009	764,846,674

Amount required to be segregated	571,451,661	727,680,363

Excess funds in segregation	$23,281,348	$37,166,311

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Funds deposited by customers and other assets, which are held in separate accounts for foreign futures, and foreign options customers at August 31, 2005 and 2006 are as follows:

	2005	2006
Cash-segregated	$100,000	$136,735
Equities with registered futures commissions merchants	72,625	222,024
Amounts held by members of foreign boards of trade	787,224	2,661,020

	959,849	3,019,779

Amount required to be segregated	130,584	1,583,764

Excess funds in segregation	$829,265	$1,436,015

4. INCOME TAXES

Income tax expense consists of current and deferred taxes as follows:

	2004	2005	2006
Current:
Federal	$2,425,700	$4,027,000	$10,549,000
State and local	256,300	373,000	925,000

Total current	2,682,000	4,400,000	11,474,000

Deferred:
Federal	(615,700)	(402,000)	(1,962,000)
State and local	(36,300)	(48,000)	(12,000)

Total deferred	(652,000)	(450,000)	(1,974,000)

Total income tax expense	$2,030,000	$3,950,000	$9,500,000

Total income tax expense differs from the “expected” tax expense computed by applying the federal income tax rate of 34% in fiscal years 2004 and 2005 and 35% in fiscal year 2006 to earnings before income tax expense as follows:

	2004	2005	2006
“Expected” tax expense	$2,870,937	$3,580,247	$8,664,950
Patronage refund deduction	(1,002,609)	—	—
State income tax	145,300	214,500	593,450
Non-deductible items and other	16,372	155,253	241,600

Income tax expense	$2,030,000	$3,950,000	$9,500,000

The tax effects of temporary differences that give rise to deferred income tax assets are:

	2005	2006
Pension liability	$2,182,500	$1,590,029
Deferred compensation	1,440,100	2,148,600
Bad debt reserve	243,000	532,800
All other assets	147,100	425,096

Net deferred tax assets	$4,012,700	$4,696,525

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As such, no valuation allowances have been provided.

5. EARNINGS PER SHARE

Earnings per share has been presented in the accompanying Consolidated Statement of Operations. Basic earnings per shares excludes dilution and is computed by dividing the applicable net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options. Stock-based compensation arrangements, including options, are considered to be outstanding as of the grant date for purposes of computing diluted earnings per share. Options to purchase 1,200,000 shares of common stock at $8.25 per share (see Note 7) were outstanding during the fourth quarter of 2006 but were not included in the computation of diluted EPS. As the Company’s common stock is not traded on a public exchange, there has been no change between the fair value of the options at the grant date that would give rise to a dilutive effect. The calculation of the basic and diluted shares outstanding for the year ended August 31, 2005, assumes the shares issued as a result of the restructuring (see Note 10) had been issued and outstanding for the full year. Prior to the conversion from a cooperative to a corporation, per share data had been omitted because, under the cooperative structure, earnings of the Company were distributed as patronage dividends to members based on the level of business conducted with the Company as opposed to a common stockholder’s proportionate share of underlying equity in the Company. Under the corporate structure, earnings of the Company may be distributed to stockholders based on their proportionate share of underlying equity.

6. RETIREMENT PLANS

The Company has a noncontributory retirement plan, which is a defined benefit plan that covers substantially all employees. Effective April 1, 2006, such plan was closed to new employees hired subsequent to the April 1, 2006 date. Additionally, the Company has a nonqualified noncontributory retirement plan covering certain executive employees. The Company’s policy is to fund amounts that are intended to provide for benefits attributed to service to date.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in, and components of, the Company’s net liability for retirement costs:

Changes in Benefit Obligation	2004	2005	2006
Benefit obligation at beginning of year	$17,536,068	$19,363,500	$25,197,577
Service cost with interest	1,624,129	1,708,926	2,043,529
Interest cost	988,797	1,143,801	1,315,018
Assumption changes	(769,016)	3,403,226	(4,064,592)
Actuarial (gain)/loss	245,927	(132,427)	1,664,380
Benefits paid	(262,405)	(289,449)	(299,257)

Benefit obligation at end of year	19,363,500	25,197,577	25,856,655

Changes in Plan Assets
Fair value at beginning of year	7,564,857	10,881,775	13,632,532
Actual return	1,391,001	454,266	1,174,254
Employer contribution	2,188,322	2,585,940	2,518,704
Benefits paid	(262,405)	(289,449)	(299,257)

Fair value at end of year	10,881,775	13,632,532	17,026,233

Funded status	(8,481,725)	(11,565,045)	(8,830,422)
Unrecognized net obligation	584,620	584,620	417,203
Unrecognized actuarial (gain)/loss	7,189,412	10,855,102	7,466,293
Contributions from measurement date to fiscal year end	867,120	419,784	619,784
Minimum liability	(3,755,667)	(6,702,314)	(2,811,548)

Accrued pension cost	$(3,596,240)	$(6,407,853)	$(3,138,690)

A change in the minimum pension liability resulted in a $1,515,912 after-tax reduction of comprehensive income in 2005 and a $2,599,640 after-tax increase in other comprehensive income in 2006.

The following table displays FCStone Group, Inc.’s plans that have accumulated benefit obligations and projected benefit obligations in excess of plan assets:

	August 31,
	2005	2006
Accumulated benefit obligations	$20,460,169	$20,784,707

Projected benefit obligations	25,197,577	25,856,655

Plan assets	13,632,532	17,026,233

The retirement benefit obligation was based upon an annual measurement date of June 30. The following weighted-average assumptions were used to determine benefit obligations in the accompanying statements of financial condition as of August 31, 2005 and 2006:

	2005	2006
Weighted-average assumptions:
Discount rate	5.25%	6.25%
Rate of compensation increase—based on age graded scale	2.50% to 7.20%	2.75% to 7.25%

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following weighted-average assumptions were used to determine net periodic pension cost for the years ended August 31, 2004, 2005 and 2006:

	2004	2005	2006
Weighted-average assumptions:
Discount rate	6.25%	6.25%	5.25%
Expected return on assets	8.50%	8.50%	8.50%
Rate of compensation increase—based on age graded scale	3.50% to 7.20%	2.50% to 7.20%	2.50% to 7.20%

To account for our defined benefits pension plan in accordance with SFAS No. 87, we must make three main determinations at the end of each year: First, we must determine the actuarial assumptions for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligations for the end of the current fiscal year and to determine the net periodic pension cost for the subsequent fiscal year. For guidance in determining the rate, we look at rates of return on high-quality fixed-income investments and periodic published rate ranges.

Second, we must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the accumulated and projected benefit obligation for the end of the current fiscal year and to determine the net periodic pension cost for the subsequent fiscal year. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively.

Third, we must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. The expected returned on plan assets reflects asset allocation, investment strategy and the view of investment managers and other large pension plan sponsors.

The expected long-term rate of return on asset assumption was determined, with the assistance of the Company’s investment consultants, based on a variety of factors. These factors include, but are not limited to, the plan’s asset allocations, a review of historical capital market performance, historical plan performance, current market factors such as inflation and interest rates, and a forecast of expected future asset returns. The Company reviews this long-term assumption on a periodic basis.

The components of retirement benefit costs recognized in the consolidated statements of operations were as follows:

	2004	2005	2006
Service cost	$1,624,129	$1,708,926	$2,043,529
Interest cost	988,797	1,143,801	1,315,018
Less: Actual return on assets	1,391,001	454,266	1,174,254
Net amortization and deferral	1,293,586	(79,103)	862,786

	$2,515,511	$2,319,358	$3,047,079

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the actual asset allocation for the years ended August 31, 2005 and 2006, and the target asset allocation for the Company’s plan assets:

	August 31,		Target Asset Allocation (1)
	2005	2006
Equity securities	73%	72%	65% to 75%
Debt securities	27%	28%	25% to 35%
Total	100%	100%

(1)	The long-term goal for equity exposure and for fixed income exposure is within the limits presented. The exact allocation at any point in time is at the discretion of the investment manager, but should recognize the need to satisfy both the volatility and the rate of return objectives for equity exposure, and satisfy the objective of preserving capital for the fixed income exposure.

The Company expects to contribute approximately $2.5 million to the pension plan during fiscal 2007.

The following benefit payments, which reflect expected future service, are expected to be paid:

Fiscal Year	Pension Benefits
2007	$405,673
2008	485,429
2009	581,829
2010	702,291
2011	851,468
2012 – 2016	6,733,810

The Company participates in a 401(k) plan in the Thrift/Savings Plan for Cooperatives and the FCStone Group Employee Stock Ownership Plan, both defined contribution plans. The Company contributed approximately $813,000, $913,000 and $1,039,000 to these plans during 2004, 2005, and 2006, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. STOCK AWARD PLAN

On May 2, 2006, FCStone Group, Inc.’s Board of Directors approved the FCStone Group, Inc. 2006 Equity Incentive Plan (the “Plan”). The Plan permits the issuance of shares of the Company’s common stock to key employees and non-employee directors, pursuant to awards granted under the Plan, such as stock options, restricted stock awards, restricted stock units and performance share awards, as well as other stock-based awards. At August 31, 2006, 1,050,000 shares were available for issuance under the Plan.

Non-qualified Stock Options—Options granted to date under the plan were granted at a strike price of $8.25 as determined contemporaneously by an independent valuation firm. In reliance upon such valuation and pursuant to the Plan, on June 13, 2006 the Compensation Committee of the Board of Directors of the Company granted nonqualified stock options to purchase a total of 960,000 shares of Common Stock to executive officers and management employees of the Company and 240,000 shares of Common Stock to the non-employee directors of the Company. The options were 100% vested on the grant date and expire on June 13, 2016. A summary of the stock option activity is as follows:

	Options Outstanding	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
Balance at August 31, 2005	—	—	—	—
Options granted	1,200,000	$8.25	1,200,000	$8.25
Options exercised	—		—
Options forfeited	—		—

Balance at August 31, 2006	1,200,000	$8.25	1,200,000	$8.25

Information regarding options outstanding at August 31, 2006 was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (in years)	Options	Weighted Average Exercise price
$8.25	1,200,000	$8.25	9.79	1,200,000	$8.25

No options were granted during fiscal years 2004 and 2005. The value of the options granted during 2006 was determined under the minimum value method using a Black-Scholes pricing model and the significant assumptions used in this model were as follows:

2006
Value of options	$0.10
Volatility	0.00%
Risk free interest rate	4.95%
Expected life	5 years
Expected dividend yield on date of grant	4.6%

Total stock-based compensation expense related to options issued to executive officers and management employees of the Company and non-employee directors of the Company under the minimum value method was $120,000 in the year ended August 31, 2006.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. ADJUSTED NET CAPITAL REQUIREMENTS

Pursuant to the rules, regulations, and requirements of the Commodity Futures Trading Commission and other regulatory agencies, FCStone is required to maintain certain minimum net capital as defined in such rules, regulations, and requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. FCStone’s adjusted net capital and minimum net capital requirement at August 31, 2005 and 2006 were as follows:

	2005	2006
Adjusted net capital	$24,935,736	$30,729,364
Minimum net capital requirement	$17,480,009	$21,869,555

The rules, regulations, and requirements of the Commodity Futures Trading Commission prohibit the withdrawal of equity if, after giving effect to such withdrawal and capital reductions which are scheduled to occur within six months, adjusted net capital is less than the greater of 120% of the minimum financial requirements of the CFTC or any self-regulatory organization of which FCStone is a member.

FCC Investments, Inc. is required to maintain certain net capital as defined by the Securities and Exchange Commission. At August 31, 2005 and 2006, FCC Investments net capital was $385,603 and $434,561, respectively. The minimum net capital requirement was $250,000 at August 31, 2005 and 2006, respectively.

9. COMMITMENTS

FCStone leases office space, equipment, automobiles, and an airplane under noncancelable operating leases which expire on various dates through 2012. Most of the leases provide that FCStone pay taxes, maintenance, insurance, and other expenses. At August 31, 2006, minimum rental payments due under operating leases were approximately as follows: 2007, $1,973,000; 2008, $1,697,000; 2009, $1,111,000; 2010, $650,000; and 2011 and beyond, $2,352,000.

The rental expense under the above operating leases was approximately $1,862,000, $2,290,000 and $2,361,000, in 2004, 2005 and 2006, respectively.

FCStone Financial leases covered hopper cars and, in turn, subleases these cars to a railroad company. The lease renewed for a three-year period effective October 1, 2005, and has been classified as an operating lease. Rental expense, excluding mileage credits and maintenance costs, under this lease totaled approximately $642,000, $656,000, and $1,066,000 in 2004, 2005 and 2006, respectively. Future minimum lease payments under this operating lease are approximately $1,106,000 in 2007; $1,106,000 in 2008; and $92,000 in 2009. The sublease also was renewed on a cancelable basis for a three year period effective October 1, 2005. Sublease rental income, excluding mileage credits and maintenance costs, totaled approximately $830,000, $831,000, and $1,188,000 in 2004, 2005 and 2006, respectively. Future minimum lease payments expected to be received under the sublease subsequent to August 31, 2006 are approximately $1,222,000 in 2007; $1,222,000 in 2008; and $102,000 in 2009.

FGDI is party to a capital lease agreement for grain bins in Mobile, Alabama. The capitalized asset was placed into service during September, 2005 and is being depreciated over the lease term. FGDI made payments on the lease equal to $687,500, $550,000, and $550,000 during 2004, 2005 and 2006, respectively. In addition, the Company pays interest on the Industrial Development Revenue Bonds which amounted to approximately $91,000, $82,000, and $92,000 in 2004, 2005, and 2006, respectively. The lease expires December 1, 2012 and annual minimum lease payments are equal to $550,000.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FGDI also leases grain storage facilities under various operating leases with expiration dates ranging from August 31, 2005 through September 30, 2013. The terms of the operating lease for grain facilities in Mobile, Alabama, require an annual lease commitment of $800,000, which is included in the future minimum rental payments below. Payment of the annual lease amount, or a portion thereof, must be made in the instances where annual rail service and dockage income collected by the lessor, relating to the facilities’ volume of grain bushels handled, does not cover the annual lease amount. Additionally, the minority owner of FGDI has agreed to load a certain minimum number of bushels through the facility. Cash receipts by the lessor, associated with elevation of the member bushels, have been adequate to fund the minimum lease payment for the years ending August 31 2004, 2005 and 2006.

FGDI leases covered hopper cars for use in its Ohio operations under various operating leases from unrelated parties, with term ranging from twelve to sixty months. Rental expenses under these leases, which are included in cost of commodities sold, totaled approximately $2,000,000, $2,800,000, and $3,200,000 in 2004, 2005 and 2006, respectively.

FGDI’s approximate future minimum rental payments for the above facilities and railcars for subsequent fiscal years are approximately as follows: 2007, $4,639,000; 2008, $3,903,000; 2009, $2,600,000; 2010, $2,110,000; and 2011, $1,647,000.

FGDI leases various office space and grain storage facilities under year-to-year operating leases. Rental expense for these offices and facilities was approximately $415,000, $542,000, and $609,000 in 2004, 2005 and 2006, respectively. FGDI also rents equipment periodically throughout the year under day-to-day agreements. Rent expense for equipment and machinery was approximately $48,000, $51,000, and $64,000 in 2004, 2005 and 2006, respectively.

In the event the counterparty is unable to meet its contractual obligations, FCStone Trading may be exposed to the risk of purchasing energy related products at prevailing market prices. To mitigate this risk, FCStone Trading has purchased credit default swaps and credit insurance that provides some coverage against counterparty risk. FCStone Trading records the insurance or premium paid for swaps as a prepaid asset, which is amortized over the life of the policy or contract. At August 31, 2005 and 2006, FCStone Trading held 13 and 14 credit default swaps with a reported value of $196,752 and $125,893, respectively. The fair value of these swaps at August 31, 2005 and 2006 was consistent with the amounts reported. FCStone Trading has not experienced any significant recoveries under these arrangements in 2004, 2005, or 2006. Customer credit risk is mitigated through the collection of margin deposits.

During 2006, FCStone Trading entered into offsetting contracts with two parties to acquire and deliver fuel under a fixed price arrangement. FCStone Trading does not take possession of the fuel and recognizes a margin on the purchase and sale at each delivery date.

FCStone Merchant Services has a noncancelable operating lease for office space in New Jersey. The lease is for an initial three year term expiring on June 30, 2007. The lease contains a renewal option for an additional five year term and requires payment of all executory costs, such as maintenance and liability insurance. Rent expense associated with this lease totaled approximately $66,000 and in 2005 and 2006, respectively. Future minimum lease payments under the lease for the years subsequent to August 31, 2006 are $55,000.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. STOCKHOLDERS’ EQUITY

On March 1, 2005, the voting stockholder/members of the Company approved the restructuring of the Company by terminating the Company’s cooperative status and ending the patronage-based rights accruing to the Company’s members. Pursuant to the restructuring, stockholders and subscribers received on April 15, 2005, 1,500 shares of new common stock for each fully-paid share of Class A common stock, $5,000 par value, 30,000 shares of new common stock for each fully-paid share of Class B common stock, $100,000 par value, three shares of new common stock for each $10.00 of paid subscription and three shares of new common stock for each $10.00 par value of preferred stock held. Membership interests in the Company represented by patronage-based rights as of August 31, 2004, were converted on April 15, 2005 into (i) shares of new common stock based on an appraised value and relative patronage; and (ii) subscription rights exercisable at a purchase price of $3.33 per share within 60 days after the distribution of new common stock and subscription rights. The Company distributed 12,930,711 shares of new common stock on April 15, 2005 pursuant to the restructuring. The Company commenced the subscription rights offering on April 15, 2005 and the offering continued until June 29, 2005 with 523,116 shares sold and $1,743,720 of equity raised.

In June 2005, the Company formed an employee stock ownership plan (ESOP) and filed a Form S-8 Registration Statement in order to provide employee incentives and an additional capital infusion to the Company. Generally, employees of the Company or any participating affiliates who meet the criteria defined in the ESOP are eligible. Eligible participants were able to elect to make a one-time irrevocable transfer of a portion of their 401(k) Plan to the ESOP. The amount of the transfer was limited to no more than one-third (1/3) of the eligible participant’s 401(k) Plan account balance. The ESOP intends to operate on a plan year which corresponds to the calendar year. For plan years beginning after December 31, 2005, the Company will make matching contributions to the ESOP in an amount equal to 50% of each participant’s eligible elective deferral contribution to the 401(k) Plan. Dividends received with respect to shares of Company Stock allocated to participants’ accounts in the ESOP will be credited to such participants’ accounts annually on the basis of the number of shares of Company Stock allocated to each such participant’s account. The initial ESOP stock sale was consummated as of August 26, 2005, with the ESOP purchasing from the Company 1,346,076 shares of common stock at a purchase price of $3.33 per share, for an aggregate of $4,486,920. All shares held by the ESOP are treated as outstanding in computing earnings per share. In the event a terminated plan participant, whether by death, disability, retirement or other termination, desires to sell his or her shares of Company stock, the Company may be required to purchase the shares from the participant at their appraised value at that time. To the extent that shares of common stock held by the ESOP are not readily tradeable, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders’ equity as temporary equity.

As of August 31, 2005 and 2006, the shares held by the ESOP, fair value and maximum cash obligation were as follows:

	2005	2006
Shares held by the ESOP	1,346,076	1,398,447
Fair value per share	$3.33	$4.35
Maximum cash obligation	$4,486,920	$6,078,583

On August 15, 2005, we purchased 311,766 shares of the common stock of the Company held by Farmland Industries pursuant to an auction held by Farmland’s liquidating trustee and the approval of the bankruptcy court. The aggregate purchase price for the purchase of these shares was $605,000, or $1.94 per share. We do not have a plan or program for the purchase of shares of the Company’s common stock.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. NOTES PAYABLE

Notes payable outstanding at August 31, 2005 and 2006 consisted of the following:

	Renewal / Expiration Date	Amount Available	Amount Outstanding at August 31,
			2005	2006
		(in millions)
Margin Call Facilities:
Deere Credit, Inc.	March 1, 2007	$36.75	$—	$—
Harris, N.A.	January 31, 2007	35.0	—	—
CoBank, ACB	December 31, 2007	20.0	—	—
Commodity Merchandising Facilities:
CoBank, ACB	December 31, 2007	68.0	6,004,545	20,992,636
AFG Trust Finance Limited	September 18, 2007	8.0	3,586,792	4,057,937
Commodity Financing Facilities:
Deere Credit, Inc.	March 1, 2007	96.0	17,778,000	7,100,000
CoBank, ACB	May 1, 2007	75.0	4,833,000	3,405,000
Fortis Capital Corp.	Demand	20.0	—	1,116,000
RZB Finance, LLC	Demand	8.0	—	1,068,000
Bank of Tokyo-Mitsubishi UFJ, Ltd	Demand	10.0	—	—
Standard Chartered Bank, New York	Demand	20.0	—	—
Other borrowings:
Deere Credit, Inc.	October 1, 2009	10.25	4,250,000	10,250,000
Long-term Note	December 31, 2012	0.5	458,550	179,452

Total			$36,910,887	$48,169,025

Margin Call Facilities

FCStone has an unsecured line of credit with Deere Credit, Inc. (Deere Credit) to be used for margin calls, if necessary. The margin call line of credit is subject to annual review, and continued availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Deere Credit. Borrowings under this line are on a demand basis and bear interest at 0.35% under the Prime rate or base rate of interest established by Citibank, N.A. Unused portions of the credit facility require a commitment fee of .15% on the unused commitment.

FCStone has unsecured lines of credit with Harris, N.A. (Harris) to be used for margin calls and commodity deliveries, if necessary. These lines of credit are subject to annual review and continued availability of these lines are subject to FCStone’s financial condition and operating results continuing to be satisfactory to Harris. Borrowings under this line are on a demand basis and bear interest at the prime rate as announced by Harris. Unused portions of the credit facility require a commitment fee of  1/4% on the unused commitment. Effective June 30, 2006, the amount available to borrow from Harris has been increased from $20,000,000 to $35,000,000 through December 31, 2006.

On January 25, 2006, FCStone Trading entered into a new master loan agreement with CoBank, ACB (CoBank). The agreement includes a revolving credit facility in the amount up to $10,000,000, which expires on December 30, 2006. Additionally, the agreement includes a revolving term loan in the amount up to $10,000,000, which expires on December 30, 2007. The purpose of these facilities is to provide funding for commodities risk management consulting services that FCStone Trading provides to its customers, primarily the payment of option

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

premiums and margin calls on hedge and swap transactions entered into by the FCStone Trading on behalf of customers. Additionally, the revolving term loan provides funding for the issuance of letters of credit required by and for the benefit of certain swap transaction counterparties. Amounts outstanding under these credit facilities will bear interest at a rate of 1/4 of 1% below the National Variable Rate established by CoBank from time to time. Unused portions of the credit facility require a commitment fee of  1/4% on the unused commitment. The agreement contains financial covenants related to current assets in excess of current liabilities and total assets in excess of total liabilities, as defined. The loan agreement requires Trading to acquire and maintain nonvoting participation certificates in CoBank in amounts determined in accordance with CoBank’s bylaws and capital plan. These certificates are reported as investments in other organizations.

Commodity Merchandising Facilities

On March 28, 2006, FGDI entered into a new master loan agreement with CoBank. The agreement includes a revolving credit facility for an amount of up to $68,000,000, to be used to finance inventory and receivables. The commitment expires March 28, 2007 and carries an interest rate on a variable basis indexed to LIBOR, as defined in the agreement, which was 7.56% at August 31, 2006. The agreement also includes a revolving term loan for an amount of up to $8,000,000, to be used to reimburse CoBank for any drafts that it may honor under issued letters of credit. The commitment expires March 28, 2008 and carries an interest rate on a variable basis indexed to LIBOR, as defined in the agreement. The credit facility and the term loan are secured by inventories, accounts receivable, and intangible properties. The agreement’s financial covenants include a minimum current ratio, a minimum net worth, and a maximum debt to adjusted working capital ratio. Additionally, FGDI is required to have at the end of each fiscal year, a minimum “Fixed Charge Coverage Ratio”. The FGDI was not in compliance with the annual fixed charge coverage ratio at August 31, 2006, but received a written waiver from CoBank for the fiscal year ended August 31, 2006. Unused portions of the credit facility require a commitment fee of .50% on the unused commitment. The loan agreement requires FGDI to acquire and maintain nonvoting participation certificates in CoBank in amounts determined in accordance with CoBank’s bylaws and capital plan. These certificates are reported as investments in other organizations.

On September 18, 2006, FGDI renewed its agreements with AFG Trust Finance Limited and AFG Trust Assets Limited for a United States dollar (USD) credit facility and a Chinese RenMinBi (RMB) credit facility, as well as an USD investment facility and a RMB investment facility. The USD credit facility carries an interest rate of the aggregate of the prime rate, as published by The Asian Wall Street Journal and .75% per annum, which was 9.0% at August 31, 2006. The credit facility is secured by all of the interest and rights in respect of the USD and RMB investment facilities with AFG Trust Assets Limited. The aggregate principal amounts of all the borrowings outstanding shall not exceed the lesser of the facility amount and the available limit, to be calculated as defined in the agreement. There are no commitment fees associated with this line of credit and there have been no borrowings outstanding under the RMB credit facility.

Commodity Financing Facilities

On February 23, 2006, FCStone Financial amended its uncommitted line of credit agreement with Deere Credit, increasing the available amount to $96.0 million. The commitment expires on March 1, 2007, at which time it is FCStone Financial’s intent to renew this agreement. The line of credit carries an interest rate on a variable basis calculated based on the collateral quality of advances requested by FCStone Financial as defined in the agreement, which ranged from 7.50% to 8.25% at August 31, 2006. The line of credit is secured by inventories and accounts receivable. The agreement contains financial covenants related to current assets in excess of current liabilities and total assets in excess of total liabilities. FCStone Financial was in compliance with these requirements at August 31, 2006. In addition, FCStone Financial must obtain a Guaranty from FCStone Group, Inc. to meet minimum net worth levels at the end of each month and fiscal year. The Company

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintains a limited corporate guarantee with Deere Credit to meet this obligation. There are no commitment fees associated with this line of credit.

On February 28, 2003, FCStone Financial entered into an uncommitted line of credit agreement with CoBank, ACB. The commitment expires on April 30, 2007, at which time it is FCStone Financial’s intent to renew this agreement. Interest under the agreement will be determined separately at the time advances are requested by FCStone Financial. At August 31, 2006, the line of credit was bearing interest at 7.46%. Under a subordination agreement dated February 28, 2003, borrowings under the line of credit with Deere Credit, discussed above, are subordinate to those under the line of credit with CoBank. The agreement contains financial covenants related to equity. FCStone Financial was in compliance with this requirement in 2006. In addition, the Company maintains a guarantee of payment agreement with CoBank with a maximum obligation of $1.5 million. The loan agreement requires FCStone Financial to acquire and maintain nonvoting participation certificates in CoBank in amounts determined in accordance with CoBank’s bylaws and capital plan. These certificates are reported as investments in other organizations. There are no commitment fees associated with this line of credit.

FCStone Merchant Services has an uncommitted line of credit agreement with RZB Finance (RZB) in the amount of $8.0 million, to be used for short term advances (Loans) and issuance of commercial letters of credit (L/C’s). The Loans and L/C’s shall be used to finance the purchase of inventory, by FCStone Merchant Services or by their customers, from suppliers and accounts receivable arising from the sale of inventory. FCStone Merchant Services has executed and delivered to RZB a general security agreement and related UCC 1 financing statements granting RZB a first priority perfected lien on all personal property of FCStone Merchant Services. Each Loan is payable on demand, and in no event shall be outstanding for more than 180 days. Loans under the facility bear interest at a variable rate determined in accordance with the terms of the agreement. At August 31, 2006, the line of credit was bearing interest at an annual rate of 8.0%. The fees for issuing L/C’s under the facility are determined in accordance with the terms of the agreement, with a minimum fee of $500. The agreement contains financial covenants related to FCStone Merchant Services’s tangible net worth, as defined. FCStone Merchant Services was in compliance with the requirement at August 31, 2006. No commitment fees were paid in 2006 under this facility.

FCStone Merchant Services has an uncommitted line of credit agreement with Fortis Capital Corp. (Fortis) in the amount of $20.0 million, to be used for loans and documentary and standby letters of credit (L/C’s). Each loan or L/C shall be used to finance self liquidating transactions involving the purchase, storage, hedging, and sale of grains, crude oil, natural gas, and petroleum products that are traded on commodities exchanges, as well as, repurchase agreements with counterparties acceptable to Fortis. FCStone Merchant Services’s obligation to Fortis is secured by a perfected security interest in all personal property and fixtures of FCStone Merchant

Services. All loans are payable on demand, and in no event shall be outstanding for more than 74 days, unless agreed by Fortis. Loans under the facility bear interest at a variable rate determined in accordance with the terms of the agreement. At August 31, 2006, the line of credit was bearing interest at an annual rate of 7.71%. The fees for issuing documentary L/C’s under the facility are determined in accordance with the terms of the agreement, with a minimum fee of $500. The fees for issuing trade and financial standby L/C’s shall be not less than a fee at a rate of 2.0% and 2.50%, respectively, of the daily average maximum undrawn face amount outstanding. The agreement contains financial covenants related to FCStone Merchant Services’s working capital and ratio of total outstanding loans and extensions of credit from all banks and institutions to tangible net worth, as defined. FCStone Merchant Services was in compliance with the requirements at August 31, 2006. No commitment fees were paid in 2006 under this facility.

FCStone Merchant Services has an uncommitted line of credit agreement with Bank of Toyko-Mitsubishi UFJ, Limited (BTMU) in the amount of $10.0 million, to be used for loans and commercial and standby letters of credit (L/C’s). Each loan or L/C shall be used to finance self liquidating transactions involving the purchase,

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

storage, hedging, and sale of grains, crude oil, natural gas, and petroleum products that are traded on commodities exchanges, as well as, repurchase agreements with counterparties acceptable to BTMU. The facility is secured by a first priority lien on the inventory, accounts receivable, hedge contracts, and the proceeds from the specific commodity transaction financed. All loans are payable on demand, and in no event shall be outstanding for more than 364 days. Loans under the facility bear interest at a variable rate determined in accordance with the terms of the agreement. The fees for issuing commercial L/C’s under the facility are determined in accordance with the terms of the agreement, with a minimum fee of $500. The fees for issuing standby L/C’s under the facility are determined in accordance with the terms of the agreement, with a minimum fee of $250 for each ninety day period outstanding. No commitment fees were paid in 2006 under this facility.

FCStone Merchant Services has an uncommitted revolving credit facility agreement with Standard Chartered Bank, New York in the amount of $20.0 million, to be used for short term loans, the issuance of documentary and standby letters of credit, and letters of indemnity. Each loan or letter of credit shall be used to finance physical commodity transactions, including grains and energy products. The facility is secured by a first priority lien on the inventory, accounts receivable, hedge contracts, and the proceeds from the specific commodity transaction financed. All loans are payable on demand, and in no event shall be outstanding for more than ninety days, with provisions for rollovers if necessary. Loans under the facility bear interest at a variable rate determined in accordance with the terms of the agreement. The fees for issuing documentary and standby letters of credit under the facility are determined in accordance with the terms of the agreement, with a minimum of $500. The agreement contains financial covenants related to FCStone Merchant Services’s tangible net worth, minimum working capital and maximum total leverage, as defined. FCStone Merchant Services was in compliance with the requirements at August 31, 2006. No commitment fees were paid in 2006 under this facility.

Other Borrowings

The Company has a general corporate unsecured line of credit agreement with Deere Credit. The availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Deere Credit. Borrowings under this line are on a demand basis and bear interest at a rate equal to 2.90% in excess of the LIBOR rate, as defined in the agreement. At August 31, 2006, the line of credit was bearing interest at 8.29%. Unused portions of the credit facility require a commitment fee of .50% on the unused commitment.

FCStone has an installment note payable to an individual, due $5,750 per month, including interest at a rate equal to 1.75% in excess of the Fed Funds rate as reported by the Wall Street Journal, with final payment due in December 2012. At August 31, 2006, the note was bearing interest at 7.01%. Payments required to be made on the installment note during the fiscal years ending 2007 through 2009 are $69,000, $69,000, and $41,452, respectively.

12. LETTERS OF CREDIT

FCStone Trading is required to provide letters of credit to certain customers and counterparties that can be drawn upon if there is a loss on the over-the-counter contracts. FCStone Trading has provided several letters of credit, under agreements with CoBank, in the aggregate amount of $7,375,000, with maturity dates that ranged from September 30, 2004 to September 30, 2006. To date, no counterparties have drawn down on these facilities. The agreements require commitment fees paid in advance, which are recorded as prepaid expenses and recognized over the life of the respective letter of credit. At August 31, 2006, FCStone Trading had $2,526,110 of cash restricted to collateralize a standby letter of credit with Harris in favor of a counterparty.

During 2003, the City of Mobile, Alabama, issued $5,500,000 of Industrial Development Revenue Bonds (Bonds) related to the construction of grain bins (see note 9), of which $3,575,000 remains outstanding. FGDI is

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required to maintain a bank letter of credit in the amount of approximately $4,000,000, which expires on August 31, 2006, subject to required renewal, to secure the Bonds. FGDI agrees to pay a standby letter of credit fee, payable annually and charged to interest expense ratably.

FCStone Merchant Services provides credit support on behalf of certain customers using arrangements such as documentary and standby letters of credit (see note 11). These arrangements enable customers to execute transactions or obtain desired financial arrangements with third parties. Should the customer fail to perform under the terms of the transaction or financing arrangement, FCStone Merchant Services would be required to perform on their behalf. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. FCStone Merchant Services has issued letters of credit in the amount of $7,417,000 and $10,394,180 at August 31, 2005 and 2006, respectively.

13. SUBORDINATED DEBT

FCStone has an unsecured subordinated debt line of credit with Deere Credit in the amount of $7,000,000 million. The subordinated revolving line of credit bears interest at the rate of 4.8% in excess of LIBOR, which was 10.19% at August 31, 2006. Unused portions of the credit facility require a commitment fee of  1/2 percent on the unused commitment. Borrowings outstanding under this line of credit were $4,000,000 and $6,000,000 at August 31, 2005 and 2006, respectively.

FCStone has several subordinated notes with various individuals, amounting to $1,500,000 and $1,000,000 at August 31, 2005 and 2006, respectively (see note 15). The notes are variable rate notes, and bear interest at a rate equal to the prime rate as published in The Wall Street Journal, which was 8.25% at August 31, 2006. The notes mature on dates ranging from December 31, 2006 through June 30 2007, and are subordinated as defined by Commodity Futures Trading Commission Regulations.

14. CONTINGENCIES

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position except as discussed below.

During 2004, FCStone LLC received approximately $600,000 in subrogation payments which were reimbursements for legal expenses incurred in previous years. Such amounts are reflected as a reduction of other expenses in the accompanying statement of operations.

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI of charter party agreements regarding five vessels and seeking to recover damages of $242,655, $230,863, $769,302, $649,031 and $403,167, respectively. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which are being held

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000, of which $55,475 was not disputed as due under the contract. Liaoyang Edible Oils alleged that these damages arose out of disputes related to the final pricing of the contract. On December 15, 2005 the arbitration panel rendered a decision, dismissing the claim for pricing damages, but also doing its own accounting under the contract, and making an award to claimant, including interest and arbitration costs, of approximately $275,000. A partial award of attorneys’ fees and costs was also rendered in the decision, although this amount is yet to be quantified. FGDI has made an accrual related to this claim, based on current estimates. On January 25, 2006, the claimant filed an appeal, which under the arbitration rules governing this dispute, is deemed to be a request for a new hearing. FGDI intends to defend the appeal and seek an order that the award be upheld in its entirety, except for the accounting amount and except that each party should be ordered to bear its own legal costs. In addition, FGDI has cross appealed as to the amount determined by the arbitration panel.

On December 9, 2004, Xiamen Zhonge Industry Co., Ltd. (Xiamen) filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong. Xiamen’s claim alleges that FGDI breached its duty to accept pricing instructions provided by Xiamen to FGDI. FGDI submitted a statement of defense and counterclaim to which Xiamen replied with a modified claim. The matter is now fully submitted and is awaiting decision.

On May 23, 2006, a former customer, Watseka Farmers Grain Cooperative Company, filed an action in the United States District Court, Central District of Illinois seeking actual damages, interest, punitive damages, and general relief relating to losses on allegedly improper speculative trades ordered by the former general manager of the customer in a commodity futures account at FCStone, LLC. The customer was placed under supervision by Illinois state authorities in May 2004, after examination revealed deficiencies in its financial reporting and condition, and its assets were subsequently sold. We intend to vigorously defend this claim.

Management is currently unable to predict the outcome of these claims and, except as noted above, believes their current status does not warrant accrual under the guidance of Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, since the amount of any liability is neither probable nor reasonably estimable. As such, except as noted above, no amounts have been accrued in the financial statements. Management intends to vigorously defend these claims and will continue to monitor the result of arbitration and assess the need for future accruals.

15. ACCOUNTS RECEIVABLE

During 2006, an FGDI customer located in Alabama declared bankruptcy. Assets were sold through a court administered auction. FGDI is uncertain as to the amount of its receivable that it can collect from this customer and has reserved the entire balance receivable through a $1.1 million charge to bad debt expense in 2006.

An FGDI customer located in Mexico failed to make timely payment on accounts owed to the Company in the amount of $2.9 million. Although this customer has subsequently provided a mortgage on real estate located in Mexico, based on available information, it appears probable that the Company will be unable to collect the amount due. As a result, the Company’s loss from this default is approximately $2.9 million, which has been recognized as a charge to bad debt expense during fiscal 2005. During November 2004, an FGDI customer located in Mexico failed to make timely payment on its receivables. As a result, the Company’s loss from this

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non payment default was $1.0 million. The Company recognized the loss through a $0.7 million charge to bad debt expense during fiscal 2005, in addition to $0.3 million previously recorded for this matter.

16. TRANSACTIONS WITH AFFILIATED COMPANIES

FCStone has entered into an agreement with FCTC to provide management services, including accounting, administrative, personnel, and office space. The Company receives a monthly fee plus 15% of net earnings of FCTC, which totaled approximately $207,000, $231,000, and $359,704 in 2004, 2005 and 2006, respectively.

The Company loaned monies to individuals who subsequently loaned the monies in the form of subordinated debt to FCStone, creating a financial interest which is required to enable FCStone to execute transactions through exchange membership seats held by these individuals on the Chicago Mercantile Exchange. At August 31, 2005 and 2006, $1,000,000 was outstanding under this arrangement, respectively.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, commodity and accounts and note receivables, marketable securities and payables contained in the Consolidated Statements of Financial Condition approximates their fair values due to the short-term nature of these instruments. Short-term borrowings and obligations under capital lease have variable rates which approximate fair value.

The fair value estimates presented herein are based on pertinent information available to management as of August 31, 2005 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may be different significantly from the amounts presented herein.

18. OPERATING SEGMENT INFORMATION

The Company reports its operating segments based on services provided to customers, which includes Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising, and Financial Services. The Commodity and Risk Management Services segment offers commodity services to its customers, with an emphasis on risk management using futures, options, and other derivative instruments. The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer in the United States and international markets. The Financial Services segment offers financing and facilitation for customers to carry grain and other commodities.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment’s portion of the total Company’s income before taxes and minority interest.

Reconciling Amounts represent the elimination of interest income and expense, and commission income and expense between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments. Additionally, certain assets consisting primarily of commodity deposits and accounts receivable, notes receivable, and amounts due from affiliates between segments have been eliminated.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the significant items by operating segment for the results of operations for the years ended August 31, 2004, 2005, and 2006, respectively:

	Commodity & Risk Management Services	Clearing & Execution Services	Grain Merchandising	Financial Services	Corporate & Other	Reconciling Amounts	Total
	(in thousands)
2004
Total revenues	$156,122	$40,484	$1,426,846	$2,517	$80	$(1,735)	$1,624,314

Interest revenues	1,345	1,412	68	1,519	10	(372)	3,982
Interest expense	114	193	3,168	1,262	53	(372)	4,418
Income (loss) before minority interest and income tax expense	7,907	3,359	2,230	(447)	(4,029)	—	9,020
Total assets	212,430	289,651	98,306	5,244	10,836	(12,640)	603,827
2005
Total revenues	$83,713	$53,377	$1,240,547	$25,775	$157	$(1,722)	$1,401,847

Interest revenues	3,131	4,124	153	1,128	125	(484)	8,177
Interest expense	73	337	2,849	937	234	(484)	3,946
Income (loss) before minority interest and income tax expense	11,160	5,152	(2,037)	556	(4,800)	—	10,031
Total assets	356,341	380,422	80,569	28,554	8,887	(45,189)	809,584
2006
Total revenues	$91,970	$79,948	$1,079,828	$45,905	$(300)	$(2,546)	$1,294,805

Interest revenues	9,610	10,702	693	3,320	279	(1,430)	23,174
Interest expense	155	426	3,344	2,716	494	(1,430)	5,705
Income (loss) before minority interest and income tax expense	21,937	10,981	(430)	(19)	(7,938)	—	24,531
Total assets	395,001	581,709	87,461	27,960	16,140	(51,064)	1,057,207

A summary of the Company’s consolidated revenues by geographic area is presented below:

	Consolidated Revenues (1)(000’s)
	2004	2005	2006
United States	$883,159	$692,556	$718,247
China	433,849	553,393	311,489
Japan (2)	90,009	—	35
Canada	79,874	59,868	74,419
Mexico	96,661	63,491	45,530
Other countries	40,762	32,539	145,085

Total	$1,624,314	$1,401,847	$1,294,805

(1)	Revenues are attributed to countries based on location of customer.
(2)	In 2005 and 2006, no revenues from our grain merchandising segment were attributed to a customer located in Japan. As a result of a change in the location of the customer’s headquarters, the 2005 and 2006 revenues were attributed to the customer’s U.S. based affiliated entity.

Mitsubishi is a significant customer for grain sold by FGDI, accounting for 6%, 6%, and 8% of consolidated total revenues for the years ended August 31, 2004, 2005, and 2006, respectively.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly data is set forth in the following table (in thousands):

	Quarter
	First	Second	Third	Fourth	Total
2005
Total revenues	$445,489	$346,090	$315,370	$294,898	$1,401,847
Income (loss) before minority interest and income tax expense	1,572	3,222	3,552	1,685	10,031
Net income	930	1,746	2,226	1,678	6,580
2006
Total revenues	$350,009	$268,861	$358,798	$317,137	$1,294,805
Income (loss) before minority interest and income tax expense	5,371	6,556	6,023	6,581	24,531
Net income	3,383	3,936	4,051	3,887	15,257

As a result of the deterioration of the financial statements of an unaffiliated equity investment, which included a going concern opinion, the Company recorded a loss of $0.6 million in the fourth quarter of fiscal 2006 related to this unaffiliated equity investment.

20. SUBSEQUENT EVENTS

On October 6, 2006, a commodity pool limited partnership, which maintained its commodity account with the Company and for which a subsidiary of the Company acted as general partner and commodity pool operator, was unable to meet a margin call from assets of the pool. The resulting liquidation of pool positions under continuing adverse market conditions resulted in a deficit account balance of approximately $1.5 million. The company is seeking recourse from the commodity trading advisor, which was a former introducing broker of the Company, but the amount of possible recovery, if any, is unknown at this time. The Company expects to take a charge against income in the first quarter of the fiscal year ending August 31, 2007.

On November 2, 2006, the Company loaned an additional $600,000 to Green Diesel to finance the expanded facility.

On November 9, 2006, the Company’s board of directors declared a dividend of $0.42 per share on the 14,537,208 shares outstanding. The stock record date for such dividend payment was November 9, 2006, and the payment date is December 20, 2006.

On November 9, 2006, the Company issued a notice of redemption of 82,389 shares of common stock held by Watseka Grain Cooperative Company pursuant to Article IV, Section 3 of the Amended and Restated Articles of Incorporation of the Company at a redemption price of $4.45 per share. The Company claims a lien in the approximate amount of $254,000 against such proceeds relating to deficit amounts due to the Company.

On November 20, 2006, the Company’s agreement with Deere Credit, related to the general corporate unsecured line of credit, was amended, increasing the available amount by $3,000,000 making a total loan commitment of $13,250,000, with all other terms of the agreement remaining the same. Additionally, FCStone’s agreement with Deere Credit, related to the unsecured subordinated debt line of credit, was amended, increasing the available amount by $5,000,000 making a total loan commitment of $12,000,000, with all other terms of the agreement remaining the same.

21. STOCK SPLIT

On February 26, 2007, the board of directors of the Company authorized a 3-for-1 stock split effected in the form of a stock dividend to stockholders of record at the close of business on February 26, 2007, the record date. The Company issued approximately 9,636,546 additional shares of common stock, as a result of the stock split. Accordingly, share and per share information appearing in the consolidated financial statements has been adjusted to reflect the stock split.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share amounts)

	August 31, 2006	November 30, 2006
		(Unaudited)
ASSETS
Cash and cash equivalents:
Unrestricted	$59,726	$41,479
Restricted	4,010	4,052
Segregated	14,221	15,696
Commodity deposits and accounts receivable:
Commodity exchanges and clearing organizations – customer segregated, including United States treasury bills and notes	604,536	729,952
Proprietary commodity accounts	20,133	24,006
Customer regulated accounts in deficit secured by U.S. treasury bills and notes	29,166	81,354

Total commodity deposits and accounts receivable	653,835	835,312

Marketable securities, at fair value – customer segregated and other	149,609	116,336
Trade accounts receivable and advances on grain	42,176	63,725
Open contracts receivable	37,424	152,727
Counterparty deposits and accounts receivable	23,607	42,968
Notes receivable	14,971	89,990
Inventories – grain and fertilizer (note 2)	26,628	37,528
Exchange memberships and stock, at cost	6,587	7,937
Furniture, equipment and improvements, net	7,386	7,633
Deferred income taxes	4,697	4,522
Investments in affiliates and other organizations	5,537	5,429
Other assets	6,793	30,217

Total assets	$1,057,207	$1,455,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Checks written in excess of bank balance	$6,436	$6,978
Commodity and customer regulated accounts payable	726,920	879,412
Trade accounts payable and advances	128,349	151,315
Open contracts payable	41,301	115,041
Accrued expenses	26,876	26,108
Dividends payable (note 9)	—	6,057
Notes payable (note 3)	48,169	190,028
Subordinated debt	7,000	8,000
Obligations under capital leases	3,575	3,438

Total liabilities	988,626	1,386,377

Minority interest	3,607	3,943
Redeemable common stock held by Employee Stock Ownership Plan (ESOP) (note 6)	6,079	6,079

Stockholders’ equity:
Common stock, no par value, authorized 20,000,000 at August 31, 2006 and November 30, 2006, respectively; issued and outstanding 14,537,208 shares at August 31, 2006 and November 30, 2006, respectively	21,747	21,747
Additional paid-in capital	120	120
Accumulated other comprehensive loss	(1,955)	(1,955)
Retained earnings	45,062	45,319

	64,974	65,231
Less maximum cash obligation related to ESOP shares (note 6)	(6,079)	(6,079)

Total stockholders’ equity	58,895	59,152

Commitments and contingencies (note 8)

Total liabilities and stockholders’ equity	$1,057,207	$1,455,551

See notes to unaudited consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands except per share amounts)

	Three Months Ended November 30,
	2005	2006
Revenues:
Commissions and clearing fees	$23,057	$32,903
Service, consulting and brokerage fees	6,984	9,095
Interest	4,272	8,398
Other	480	492
Sales of commodities	315,216	448,788

Total revenues	350,009	499,676

Costs and expenses:
Cost of commodities sold	310,703	442,328
Employee compensation and broker commissions	9,666	11,791
Pit brokerage and clearing fees	10,132	14,864
Introducing broker commissions	4,426	7,369
Employee benefits and payroll taxes	2,201	2,647
Interest	1,168	2,239
Depreciation	392	436
Bad debt expense	255	1,420
Other expenses	5,695	6,132

Total costs and expenses	344,638	489,226

Income before income tax expense and minority interest	5,371	10,450
Minority interest	(52)	336

Income after minority interest and before income tax expense	5,423	10,114
Income tax expense	2,040	3,800

Net income	$3,383	$6,314

Basic and diluted shares outstanding	14,484	14,537

Basic and diluted earnings per share	$0.23	$0.43

See notes to unaudited consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three months ended November 30,
	2005	2006
Cash flows from operating activities:
Net income	$3,383	$6,314
Depreciation	392	436
Amortization of discount on note receivable	—	(14)
Equity in earnings of affiliates, net of distributions	9	108
Minority interest, net of distributions	(52)	336
Change in commodity accounts receivable/payable, marketable securities and customer segregated funds, net	12,579	2,813
Change in open contracts receivable/payable, net	(8,616)	(41,563)
Decrease (increase) in trade accounts receivable and advances on grain	(13,952)	(21,549)
Decrease (increase) in counterparty deposits and accounts receivable	20,502	(19,361)
Increase in inventory – grain and fuel	(13,582)	(10,900)
Increase in other assets	(653)	(23,249)
(Decrease) increase in trade accounts payable and advances	(7,021)	22,966
Increase (decrease) in accrued expenses	1,593	(768)

Net cash used in operating activities	(5,418)	(84,431)

Cash flows from investing activities:
Purchase of furniture, equipment, software and improvements	(297)	(683)
Issuance of notes receivable, net	(22,092)	(75,005)
Purchase of exchange memberships and stock	—	(1,350)

Net cash used in investing activities	(22,389)	(77,038)

Cash flows from financing activities:
Increase in checks written in excess of bank balance	197	542
Proceeds from note payable, net	36,313	141,859
Payments under capital lease	(138)	(137)
Proceeds from subordinated debt	—	1,000
Payments on subordinated debt	(2,000)	—
Monies deposited in escrow	—	(42)

Net cash provided by financing activities	34,372	143,222

Net increase (decrease) in cash and cash equivalents – unrestricted	6,565	(18,247)
Cash and cash equivalents – unrestricted – beginning of period	25,045	59,726

Cash and cash equivalents – unrestricted – end of period	$31,610	$41,479

Supplemental disclosures of cash flow information:
Interest paid	$847	$1,550
Income taxes paid	—	1,344

See notes to unaudited consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of FCStone Group, Inc. and subsidiaries (the Company) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and represent the consolidation of all companies in which the Company has a controlling interest. The Company also has minority holdings in three other entities, all of which are accounted for under the equity method. Certain information and disclosures normally included in comprehensive financial statements, prepared in accordance with U.S. generally accepted accounting principles (US GAAP), have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows for the periods presented. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the Company’s fiscal year ended August 31, 2006, as filed with the Securities and Exchange Commission on November 29, 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OPEN CONTRACTS RECEIVABLE/PAYABLE

FCStone Trading, LLC brokers over-the-counter option and commodity swap contracts between customers and external counterparties. The contracts are arranged on an offsetting basis such that the Company limits its risk to performance of the two parties. The offsetting nature of the contracts eliminates the effects of market fluctuations on the Company’s operating results. Due to the Company’s role as a principal participating in both sides of these contracts, the amounts are presented gross on the balance sheet. Outstanding options and swaps have been netted at the customer/counterparty level for purposes of this presentation.

FGDI uses futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Futures and options contracts, forward cash purchase contracts, and forward cash sales contracts of merchandisable agricultural commodities are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and futures contracts are recognized in earnings immediately in cost of goods sold. Unrealized gains and losses on forward cash purchase contracts, forward cash sales contracts, and futures contracts represent the fair value of such instruments and are classified on the statement of financial condition as open contracts.

COUNTERPARTY DEPOSITS AND ACCOUNTS RECEIVABLE

FCStone Trading, LLC receives margin deposits from customers from OTC trades and makes margin deposits to various counterparties for open contracts. It is the Company’s policy to provide for potential losses related to margin accounts in deficit based on its knowledge of the financial stability of its customers, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible through reviewing the historical aging of its margin deficits and by monitoring the financial strength of its customers.

OTHER ASSETS

Other assets at November 30, 2006 include $25.0 million of customer deliveries taken on the Chicago Board of Trade. The Company financed these grain deliveries, for a short period, for the benefit of our customers, secured by the warehouse receipt on such grain. There were no grain deliveries financed at November 30, 2005.

NEW ACCOUNTING PRINCIPLES

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition of a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of SFAS 154 will have a material effect on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48” or the “Interpretation”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FASB No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statements in accordance with FASB 109. This Interpretation requires a recognition threshold and measurement factor for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification of, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the fiscal year beginning September 1, 2007. We are still evaluating the impact of this Interpretation on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 158) which defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, it explains key concepts that are needed to apply the definition, including “market participants,” the markets in which a company would exchange the asset or liability and the valuation premise that follows from assumptions market participants would make about the use of an asset. Also, SFAS 157 establishes a fair value hierarchy that prioritizes the information used in arriving at a fair-value estimate and determining the disclosure requirement. The Company has not yet determined the impact that the implementation of SFAS No. 157 will have on the consolidated financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires that the net amount by which the defined benefit postretirement obligation is over or underfunded to be reported on the balance sheet. The funded-status amount will be measured as the difference between the fair value of plan assets and the projected benefit obligation, which includes all actuarial gains and losses, prior costs and any remaining transition amounts. SFAS 158 is effective for fiscal years ending after December 15, 2006. In addition, SFAS 158 requires the use of a measurement date as of the balance sheet date for fiscal years ending after December 15, 2008. Application of SFAS 158 at August 31, 2006 would have resulted in the Company recording an additional pension liability of $7.9 million, with the offset to accumulated other comprehensive income, net of applicable tax effects.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB 108 will be effective for the fiscal year ending August 31, 2007. Management does not believe adoption of SAB 108 will have a material impact on the Company’s consolidated financial statements.

2. INVENTORIES

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices in the applicable market location and related costs of disposal in the ordinary course of business. Realized and unrealized gains and losses on futures contracts are credited or charged to current cost of sales.

Fertilizer inventory is recorded at the lower of cost or market using the first-in, first-out method.

A summary of inventories as of August 31, 2006 and November 30, 2006 are as follows:

	August 31, 2006	November 30, 2006
Grain	$25,539,782	$36,521,333
Fertilizer	1,087,799	1,006,214

	$26,627,581	$37,527,547

3. NOTES PAYABLE

Notes payable outstanding at August 31, 2006 and November 30, 2006 consisted of the following:

	Renewal / Expiration Date	Total Commitment Amount at November 30, 2006 (in millions)		Amount Outstanding at
				August 31, 2006	November 30, 2006
Margin Call Facilities:
Deere Credit, Inc.	March 1, 2007	$36.7	(1)	—	—
Harris, N.A.	January 31, 2007	35.0		—	—
CoBank, ACB	December 30, 2007	20.0		—	—
Commodity Merchandising Facilities:
CoBank, ACB	December 31, 2007	88.0	(2)	20,992,636	58,460,824
AFG Trust Finance Limited	September 18, 2007	8.0		4,057,937	4,150,344
Commodity Financing Facilities:
Deere Credit, Inc.	March 1, 2007	96.0		7,100,000	55,306,000
CoBank, ACB	May 1, 2007	75.0		3,405,000	27,074,000
Fortis Capital Corp.	Demand	20.0		1,116,000	6,620,800
RZB Finance, LLC	Demand	8.0		1,068,000	7,982,550
Bank of Tokyo-Mitsubishi UFJ, Ltd	Demand	10.0		—	—
Standard Chartered Bank, New York	Demand	20.0		—	18,045,045
Other borrowings:
Deere Credit, Inc.	October 1, 2009	13.3	(3)	10,250,000	12,250,000
Long-term note	December 31, 2012	0.1		179,452	138,444

Total				$48,169,025	$190,028,007

(1)	On January 16, 2007, FCStone, LLC’s agreement with Deere Credit, related to the margin call line of credit, was amended, increasing the available amount to $51,750,000.
(2)	On November 30, 2006, FGDI entered into a Second Amendment to Revolving Credit, Term Loan and Security Agreement and Related Documents (the “Second Amendment) with CoBANK ACB, to its original credit agreement with CoBANK, dated May 28, 2006. The primary effect of the Second Amendment, which was effective as of November 27, 2006, was to increase the maximum amount that can be outstanding under the credit agreement from $68 million to $88 million in the event the Company provides an additional $2 million in equity or subordinated debt to FDGI. The aggregate amount of advances from the revolving credit line and the term loan cannot exceed $88.0 million. The Second Amendment also increased the interest rates payable under the credit agreement by 0.25% during the period that the maximum available amount is $88 million. On November 27, 2006, the Company provided an additional $2 million of subordinated debt to FGDI, which has been eliminated in the consolidation of the financial statements.
(3)	On December 21, 2006, the Company’s agreement with Deere Credit, related to the general corporate unsecured line of credit, was amended, increasing the available amount to $15,250,000.

4. PENSION PLANS

The Company has a noncontributory retirement plan, which is a defined benefit plan that covers substantially all employees. Effective April 1, 2006, such plan was closed to new employees hired subsequent to the April 1, 2006 date. Additionally, the Company has a nonqualified noncontributory retirement plan covering certain executive employees. The Company’s policy is to fund amounts that are intended to provide for benefits attributed to service to date. Pension expense for the three months ended November 30, 2005 and 2006 for the defined benefit plans consists of the following components:

	Three Months Ended November 30,
	2005	2006
Service cost	$510,882	$480,549
Interest cost	328,755	400,713
Less expected return on plan assets	306,231	385,274
Net amortization and deferral	229,776	142,219

Net periodic pension expense	$763,182	$638,207

5. EARNINGS PER SHARE

Earnings per share has been presented in the accompanying Consolidated Statement of Operations. Basic earnings per share excludes dilution and is computed by dividing the applicable net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options. Stock-based compensation arrangements, including options, are considered to be outstanding as of the grant date for purposes of computing diluted earnings per share.

For the three months ended November 30, 2005 and 2006, antidilutive options excluded from the diluted earnings per share calculation totaled -0- options and 1,200,000 options (with a weighted average exercise price of $8.25 per share), respectively. As the Company’s common stock is not traded on a public exchange, there has been no change between the fair value of the options at the grant date that would give rise to a dilutive effect. In the three months ended November 30, 2005 and 2006, no options were granted, exercised or forfeited.

6. EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an employee stock ownership plan (ESOP) in order to provide employee incentives and an additional capital infusion to the Company. Generally, employees of the Company or any participating affiliates who meet the criteria defined in the ESOP are eligible. The ESOP operates on a plan year which corresponds to the calendar year. The Company and the ESOP obtain an annual valuation, measured as of the end of each calendar year, in connection with the administration of the ESOP. For plan years beginning after December 31, 2005, the Company makes matching contributions to the ESOP in an amount equal to 50% of each participant’s eligible elective deferral contribution to the 401(k) Plan. Dividends received with respect to shares of Company stock allocated to participants’ accounts in the ESOP are credited to such participants’ accounts annually on the basis of the number of shares of Company stock allocated to each such participant’s account. All shares held by the ESOP are treated as outstanding in computing earnings per share. In the event a terminated plan participant, whether by death, disability, retirement or other termination, desires to sell his or her shares of Company stock, the Company may be required to purchase the shares from the participant at their appraised value at that time. To the extent that shares of common stock held by the ESOP are not readily marketable, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders’ equity as temporary equity.

As of August 31, 2006 and November 30, 2006, the shares held by the ESOP, the ESOP appraisal value per share and the maximum cash obligation were as follows:

	August 31, 2006	November 30, 2006
Shares held by the ESOP	1,398,447	1,398,447
ESOP appraisal value per share (as of December 31, 2005)	$4.35	$4.35
Maximum cash obligation	$6,078,583	$6,078,583

7. OPERATING SEGMENT INFORMATION

The Company reports its operating segments based on services provided to customers, which includes Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising, and Financial Services. The Commodity and Risk Management Services segment offers commodity services to its customers, with an emphasis on risk management using futures, options and other derivative instruments traded on exchanges and through over-the-counter markets. The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer in the United States and international markets. The Financial Services segment offers financing and facilitation for customers to finance the purchase of commodities. The Corporate and Other segment consists of income from investments in other companies accounted for using the equity method and overall corporate level expenses primarily related to employee compensation and benefits, travel, technology, professional fees, director fees, interest and general insurance.

Reconciling Amounts represent the elimination of interest income and expense, and commission income and expense between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments. Additionally, certain assets consisting primarily of commodity deposits and accounts receivable, notes receivable, and amounts due from affiliates between segments have been eliminated.

The following table presents the significant items by operating segment for the results of operations for the three months ended November 30, 2005 and 2006, respectively:

	Commodity & Risk Management Services	Clearing & Execution Services	Grain Merchandising	Financial Services	Corporate & Other	Reconciling Amounts	Total
			(in thousands)
Three Months Ended November 30, 2005
Total revenues	$19,837	$17,250	$308,960	$4,551	$37	$(626)	$350,009
Interest revenue	1,667	2,225	21	665	37	(343)	4,272
Interest expense	17	81	777	563	73	(343)	1,168
Income (loss) before minority interest and income taxes	4,422	2,380	(2)	(104)	(1,325)	—	5,371
Total assets	247,266	449,990	98,356	60,199	8,958	(42,626)	822,143

Three Months Ended November 30, 2006
Total revenues	$28,378	$24,021	$439,868	$8,067	$95	$(753)	$499,676
Interest revenue	3,646	3,831	35	1,187	124	(425)	8,398
Interest expense	129	138	1,206	976	215	(425)	2,239
Income (loss) before minority interest and income taxes	7,564	3,609	1,120	28	(1,871)	—	10,450
Total assets	559,053	671,742	164,455	122,336	17,265	(79,300)	1,455,551

8. CONTINGENCIES

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position except as discussed below.

On May 23, 2006, a former customer, Watseka Farmers Grain Cooperative Company, filed an action in the United States District Court, Central District of Illinois seeking actual damages in excess of $4 million, interest, punitive damages, treble damages, attorneys fees and other further relief as the court may deem just and proper relating to losses on allegedly improper speculative trades ordered by the former general manager of the customer in a commodity futures account at FCStone, LLC. The customer was placed under supervision by Illinois state authorities in May 2004, after examination revealed deficiencies in its financial reporting and condition, and its assets were subsequently sold. We intend to vigorously defend this claim and we believe we have meritorious defenses.

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI of charter party agreements regarding five vessels and seeking to recover damages of $242,655, $230,863, $769,302, $649,031 and $403,167, respectively. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which are being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000, of which $55,475 was not disputed as due under the contract. Liaoyang Edible Oils alleged that these damages arose out of disputes related to the final pricing of the contract. On December 15, 2005 the arbitration panel rendered a decision, dismissing the claim for pricing damages, but also doing its own accounting under the contract, and making an award to claimant, including interest and arbitration costs, of approximately $275,000. A partial award of attorneys’ fees and costs was also rendered in the decision, although this amount is yet to be quantified. FGDI has made an accrual related to this claim, based on current estimates. On January 25, 2006, the claimant filed an appeal, which under the arbitration rules governing this dispute, is deemed to be a request for a new hearing. FGDI intends to defend the appeal and seek an order that the award be upheld in its entirety, except for the accounting amount and except that each party should be ordered to bear its own legal costs. In addition, FGDI has cross appealed as to the amount determined by the arbitration panel.

On December 9, 2004, Xiamen Zhonge Industry Co., Ltd. (Xiamen) filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong. Xiamen’s claim alleges that FGDI breached its duty to accept pricing instructions provided by Xiamen to FGDI. FGDI submitted a statement of defense and counterclaim to which Xiamen replied with a modified claim. The matter is now fully submitted and is awaiting decision.

Management is currently unable to predict the outcome of these claims and, except as noted above, believes their current status does not warrant accrual under the guidance of Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, since the amount of any liability is neither probable nor reasonably estimable. As such, except as noted above, no amounts have been accrued in the financial statements. Management intends to vigorously defend these claims and will continue to monitor the result of arbitration and assess the need for future accruals.

9. SUBSEQUENT EVENTS

On December 20, 2006, the Company paid dividends aggregating approximately $6.1 million to stockholders of record as of November 9, 2006. The dividend of $0.42 per share was declared by the Company’s board of directors on November 9, 2006, and recorded as a liability in the consolidated statement of financial condition at November 30, 2006.

On January 16, 2007, FCStone, LLC’s agreement with Deere Credit, related to the margin call unsecured line of credit, was amended, increasing the available amount by $15,000,000 making a total loan commitment of $51,750,000, with all other terms of the agreement remaining the same.

10. STOCK SPLIT

On February 26, 2007, the board of directors of the Company authorized a 3-for-1 stock split effected in the form of a stock dividend to stockholders of record at the close of business on February 26, 2007, the record date. The Company issued approximately 9,636,546 additional shares of common stock, as a result of the stock split. Accordingly share and per share information appearing in the consolidated financial statements has been adjusted to reflect the stock split.

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

Parent Company Only

August 31, 2005 and 2006

(in thousands)

	2005	2006
ASSETS
Cash and cash equivalents	$420	$669
Accounts receivable	38	219
Notes receivable	1,250	1,325
Notes receivable—subsidiaries	1,000	3,500
Deferred income taxes	4,013	4,697
Investments in affiliates and others	54,865	69,332

	$61,586	$79,742

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$25	$75
Accrued expenses:
Accrued pension liability	5,965	2,074
Income taxes payable	480	1,555
Other	439	207
Notes payable	4,250	10,250

Total liabilities	11,159	14,161

Minority interest	755	607
Redeemable common stock held by Employee Stock Ownership Plan	4,487	6,079

Stockholders’ equity:
Common stock, no par value	21,524	21,747
Additional paid in capital	—	120
Accumulated other comprehensive loss	(4,555)	(1,955)
Retained earnings	32,703	45,062

	49,672	64,974
Less maximum cash obligation related to ESOP shares	(4,487)	(6,079)

Total stockholders’ equity	45,185	58,895

	$61,586	$79,742

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENTS OF OPERATIONS

Parent Company Only

Years Ended August 31, 2004, 2005 and 2006

(in thousands)

	2004	2005	2006
Revenues:
Interest	$10	$129	$283
Equity in earnings of affiliates	9,063	10,142	24,839

Total revenues	9,073	10,271	25,122

Costs and expenses:
Interest	53	234	494
Bank charges and miscellaneous	—	6	97

Total costs and expenses	53	240	591

Income before minority interest and income tax expense	9,020	10,031	24,531
Minority interest	576	(499)	(226)

Income before income tax expense	8,444	10,530	24,757
Income tax expense	2,030	3,950	9,500

Net income	$6,414	$6,580	$15,257

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Only

Years Ended August 31, 2004, 2005 and 2006

(in thousands)

	2004	2005	2006
Cash flows from operating activities:
Net income	$6,414	$6,580	$15,257
Equity in earnings of affiliates	(9,108)	(10,142)	(24,839)
Minority interest, net of distributions	380	(733)	(226)
Increase in deferred income taxes	(236)	(450)	(1,975)
Increase in accounts receivable	(17)	(21)	(181)
Increase in accrued expenses	—	—	120
Increase in accounts payables	15	10	50
(Decrease) increase in income taxes payable	(27)	101	1,075

Net cash used in operating activities	(2,579)	(4,655)	(10,719)

Cash flows from investing activities:
Distributions from affiliates	5,373	2,514	17,395
Capital contribution in affiliate	(2,100)	(225)	(5,190)
Purchase of exchange membership and stock	—	—	(2,600)
Proceeds from sale of exchange membership	—	—	613

Net cash provided by investing activities	3,273	2,289	10,218

Cash flows from financing activities:
Increase (reduction) in checks written in excess of bank balance	124	(124)	—
Proceeds from issuance of common stock	1	1,744	—
Proceeds from issuance of redeemable common stock held by ESOP	—	4,487	223
Payment for redemption of stock	(1,437)	(613)	—
Payment of prior year patronage	(1,429)	(1,869)	—
Dividends paid	—	—	(2,898)
(Issuance of) proceeds from repayment of notes receivable, net	(6,250)	4,000	(2,575)
Proceeds from (issuance of) notes payable, net	8,250	(4,000)	6,000
Registration costs	—	(839)	—

Net cash (used in) provided by financing activities	(741)	2,786	750

Net (decrease) increase in cash and cash equivalents	(47)	420	249
Cash and cash equivalents at beginning of year	47	—	420

Cash and cash equivalents at end of year	$—	$420	$669

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$53	$224	$443
Income taxes	2,057	4,215	10,310

SCHEDULE II

FCSTONE GROUP, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

		Additions
Those reserves which are deducted in the Consolidated Financial Statements from Receivables	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Fiscal year ended August 31, 2004
Reserve for doubtful accounts	$445	$716	$—	$(191)	$970

Fiscal year ended August 31, 2005
Reserve for doubtful accounts	$970	$4,077	$—	$(4,122)	$925

Fiscal year ended August 31, 2006
Reserve for doubtful accounts	$925	$1,909	$—	$—	$2,834

FCStone Group, Inc.

4,635,000 Shares

Common Stock

Prospectus

March     , 2007

Until                             , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

BMO Capital Markets	Banc of America Securities LLC

William Blair & Company	Raymond James	Sandler O’Neill + Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The estimated expenses to be borne by us in connection with the offering are as follows:

Amount to be Paid
Securities and Exchange Commission registration fee	$9,630
NASD filing fee	9,500
NASDAQ registration expenses	100,000
Accounting fees and expenses	350,000
Legal fees and expenses	750,000
Miscellaneous expenses (including printing expenses)	400,000

Total	$1,619,130

Indemnification of Directors and Officers

Section 145 of Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities arising under the Securities Act and to provide for the reimbursement of expenses incurred.

As permitted by Delaware corporation law, our certificate of incorporation provides that we will indemnify our directors, officers, committee members and employees and may indemnify our agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, committee member, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would permit indemnification.

As permitted by Delaware corporation law, our certificate of incorporation provides that our directors will not be personally liable to FCStone or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to FCStone or its stockholders,

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law, or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

Recent Sales of Unregistered Securities.

Not applicable

Exhibits and Financial Statement Schedules.

The index to exhibits appears immediately following the signature pages to this registration statement.

Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) For the purposes of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, Iowa, on this 27th day of February, 2007.

FCSTONE GROUP, INC.

By:	/S/ PAUL G. ANDERSON
Name:	Paul G. Anderson
Title:	President and Chief Executive Officer

Signature	Title	Date

/S/ PAUL G. ANDERSON Paul G. Anderson	President, Chief Executive Officer and Director (principal executive officer)	February 27, 2007

/S/ ROBERT V. JOHNSON Robert V. Johnson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	February 27, 2007

* Bruce Krehbiel	Chairman of the Board and Director	February 27, 2007

* Jack Friedman	Vice Chairman of the Board and Director	February 27, 2007

* Eric Parthemore	Vice Chairman of the Board and Director	February 27, 2007

* Brent Bunte	Director	February 27, 2007

* Doug Derscheid	Director	February 27, 2007

* Kenneth Hahn	Director	February 27, 2007

* David Andresen	Director	February 27, 2007

* Tom Leiting	Director	February 27, 2007

* Dave Reinders	Director	February 27, 2007

Signature	Title	Date

* Rolland Svoboda	Director	February 27, 2007

* Daryl Henze	Director	February 27, 2007

*By	/S/ ROBERT V. JOHNSON
Robert V. Johnson (as attorney-in-fact for each of the persons indicated)

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	Form of Underwriting Agreement (to be filed by Amendment)

3.1	Certificate of Incorporation of FCStone Group, Inc. (as currently in effect)(15)

3.2	Certificate of Ownership and Merger(13)

3.3	Amended and Restated Bylaws of FCStone Group, Inc. (as currently in effect)(11)

4.1	Form of Common Stock Certificate(1)

4.2	FCStone Group, Inc. 2006 Equity Incentive Plan(3)

5.1	Opinion of Stinson Morrison Hecker LLP(1)

10.1	Employment Agreement, dated as of September 1, 2005, between FCStone, LLC, and Paul G. Anderson(4)

10.2	Employment Agreement, dated as of January 5, 2004, between FCStone Group, Inc., and Jeff Soman(2)

10.3	Employment Agreement, dated as of April 18, 1988, between Farmers Commodities Corporation and Robert V. Johnson(2)

10.4	Employment Agreement, dated as of May 9, 2003, between FCStone, LLC, and Steve Gutierrez(2)

10.5	Employment Agreement, dated as of July 8, 1996, among Farmers Commodities Corporation, Farmers Grain Dealers, Incorporated, and Steve Speck(2)

10.6	CEO Deferred Compensation Plan for Paul G. Anderson dated February 22, 2002(2)

10.7	Farmers Commodities Corporation Supplemental Nonqualified Pension Plan(5)

10.8	Executive Short-term Incentive Plan(1)

10.9	FCStone Group Inc. Change In Control Severance Plan(1)

10.10	Staff Incentive Plan(1)

10.11	FGDI Incentive Plan(6)

10.12	FCStone Group, Inc. Amended and Restated Mutual Commitment Compensation Plan(5)

10.13	Form of Director Indemnification Agreement(6)

10.14	Master Loan Agreement, dated November 3, 2003, between FCStone Group, Inc., and Deere Credit, Inc.(2)

10.15	Amended and Restated Unsecured Revolving Term Note, dated May 19, 2006, between FCStone Group, Inc., and Deere Credit, Inc., due on March 1, 2007(10)

10.16	Change in Terms to Revolving Term Loan Note, dated September 21, 2006, between FCStone Group, Inc., and Deere Credit, Inc., due on October 1, 2009(15)

10.17	Change in Terms Agreement, dated November 20, 2006, between FCStone Group, Inc. and Deere Credit Inc.(15)

10.18	Change in Terms Agreement, dated December 21, 2006, between FCStone Group, Inc., and Deere Credit, Inc.(15)

10.19	Master Loan Agreement, dated April 15, 2002, between FCStone Financial, Inc., and Deere Credit, Inc.(2)

10.20	First Amendment to the Master Loan Agreement, dated November 3, 2003, between FCStone Financial, Inc., and Deere Credit, Inc.(2)

10.21	Limited Corporate Guaranty, dated April 16, 2002, between FCStone Financial, Inc., and Deere Credit, Inc.(2)

Exhibit No.	Description of Document
10.22	Amended and Restated Revolving Statused Operating Note, dated February 23, 2006, between FCStone Financial, Inc., and Deere Credit, Inc.(7)

10.23	Letter Agreement, dated February 26, 2007, between FCStone Financial, Inc., and Deere Credit, Inc.(1)

10.24	Revolving Subordinated Loan Agreement, dated November 21, 2002, between FCStone, LLC, and Deere Credit, Inc.(2)

10.25	First Amendment to the Revolving Subordinated Loan Agreement, dated November 3, 2003, between FCStone, LLC, and Deere Credit, Inc.(2)

10.26	Second Amendment to the Revolving Subordinated Loan Agreement, dated February 28, 2005, between FCStone, LLC, and Deere Credit, Inc.(10)

10.27	Third Amendment to the Revolving Subordinated Loan Agreement, dated August 31, 2005, between FCStone, LLC, and Deere Credit, Inc.(1)

10.28	Unsecured Revolving Subordinated Note, dated November 21, 2002, between FCStone, LLC, and Deere Credit, Inc., due on December 1, 2005(2)

10.29	First Amendment to the Unsecured Revolving Subordinated Note, dated November 3, 2003, between FCStone, LLC, and Deere Credit, Inc.(2)

10.30	Second Amendment to Unsecured Revolving Subordinated Note, dated as of February 28, 2005, between FCStone, LLC, and Deere Credit, Inc.(1)

10.31	Change in Terms Agreement, dated September 21, 2006, between FCStone, LLC, and Deere Credit, Inc.(1)

10.32	Change in Terms Agreement, dated November 20, 2006, between FCStone, L.L.C. and Deere Credit, Inc.(15)

10.33	Master Loan Agreement, dated February 15, 2001, between FCStone, LLC, and Deere Credit, Inc.(2)

10.34	Change in Terms Agreement, dated February 26, 2007, between FCStone L.L.C. and Deere Credit, Inc.(1)

10.35	Change in Terms to the Master Loan Agreement, dated September 20, 2002, between FCStone, LLC, and Deere Credit, Inc.(1)

10.36	Amended and Restated Unsecured Revolving Operating Note, dated May 19, 2006, between FCStone, LLC, and Deere Credit, Inc., due on March 1, 2007(1)

10.37	Change in Terms Agreement, dated January 16, 2007, between Deere Credit, Inc. and FCStone, LLC(14)

10.38	Change in Terms Agreement, dated February 26, 2007, between FCStone L.L.C. and Deere Credit, Inc.(1)

10.39	Floating Rate Loan/Procedures Letter, dated September 15, 2000, between FCStone, LLC, and Harris Trust Savings Bank for $ 15 million(1)

10.40	First Supplement to Floating Rate Loan/Procedures Letter, dated September 21, 2006, between FCStone, LLC, and Harris Trust Savings Bank(1)

10.41	Floating Rate Loan/Procedures Letter, dated September 15, 2000, between FCStone, LLC, and Harris Trust Savings Bank for $ 5 million(1)

10.42	Unsecured Demand Note, dated September 15, 2000, between FCStone, LLC, and Harris Trust Savings Bank for $ 15 million(2)

Exhibit No.	Description of Document
10.43	Secured Demand Note, dated September 15, 2000, between FCStone, LLC, and Harris Trust Savings Bank for $ 5 million(15)

10.44	Guaranty Agreement, dated September 15, 2000, between FCStone, LLC, and Harris Trust Savings Bank(1)

10.45	Second Supplement to Floating Rate Loan-Procedures Letter, dated January 22, 2007, between FCStone LLC and Harris N.A.(15)

10.46	Guaranty Agreement, dated June 30, 2006, between FCStone, LLC, and Harris, NA(1)

10.47	Letter Agreement for $15 Million Credit Facility, dated February 1, 2007, between FCStone, LLC, and Harris N.A.(1)

10.48	Unsecured Demand Note dated September 30, 2006, between FCStone, LLC, and Harris, NA(1)

10.49	Master Loan Agreement dated February 28, 2003 between FCStone Financial, Inc., and CoBank ACB(8)

10.50	Guaranty of Payment, dated February 28, 2003, between FCStone Group, Inc., and CoBank ACB(8)

10.51	Uncommitted Revolving Credit Supplement and Promissory Note to the Master Loan Agreement dated June 8, 2006, between FCStone Financial, Inc., and CoBank ACB(1)

10.52	Revolving Credit, Term Loan and Security Agreement, dated March 28, 2006, by and between FGDI, LLC, and CoBank ACB, as lender and agent(7)

10.53	First Amendment to Revolving Credit, Term Loan and Security Agreement, dated as of May 31, 2006 between FGDI, LLC, and CoBank ACB, as lender and agent(9)

10.54	Second Amendment to Revolving Credit, Term Loan and Security Agreement, dated as of November 27, 2006, between FGDI, LLC, and CoBank ACB, as lender and agent.(14)

10.55	Investment Facility Letter Agreement, dated May 25, 2005, between FGDI L.L.C. and AFG Trust(15)

10.56	Credit Facility Letter Agreement, dated May 25, 2005, between FGDI L.L.C. and AFG Trust(15)

10.57	Renewal Letter Agreement, dated September 8, 2006, between FGDI L.L.C. and AFG Trust(15)

10.58	Master Loan Agreement, dated January 25, 2006, between FCStone Trading, LLC, and CoBank ACB(1)

10.59	Statused Revolving Credit Supplement, dated December 12, 2006, between FCStone Trading, LLC, and CoBank ACB(15)

10.60	Statused Revolving Term Loan Supplement, dated December 12, 2006, between FCStone Trading, LLC, and CoBank ACB(15)

10.61	Cash Subordinated Loan Agreement, dated June 30, 2004, between FCStone, LLC, and Gerald Hirsch(5)

10.62	Amendment to Cash Subordinated Loan Agreement and Promissory Note, dated June 30, 2006, between FCStone, LLC, and Gerald Hirsch(12)

10.63	Cash Subordinated Loan Agreement, dated December 12, 2003 between FCStone, LLC, and William Shepard(5)

10.64	Amendment to Cash Subordinated Loan Agreement and Promissory Note, dated November 10, 2006 between FCStone, LLC, and William Shepard(1)

10.65	Trust Indenture for Industrial Revenue Bonds, dated December 1, 2003(5)

10.66	Lease Agreement, dated December 1, 2002, between the Industrial Development Board of the City of Mobile, Alabama and FGDI, LLC(5)

Exhibit No.	Description of Document
10.67	Letter Agreement, dated March 31, 2004, between FCStone Merchant Services, LLC, and Fortis Capital Corp. for $20,000,000 credit facility(6)

10.68	Promissory Note ($20,000,000), dated May 10, 2004, between FCStone Merchant Services, LLC, and Fortis Capital Corp.(6)

10.66	Continuing Security Agreement between FCStone Merchant Services, LLC, and Fortis Capital Corp.(6)

10.70	Letter Agreement, dated February 17, 2004, between FCStone Merchant Services, LLC, and RZB Finance, LLC, for $5,000,000 credit facility(6)

10.71	General Security Agreement and Supplement, dated February 17, 2004, between FCStone Merchant Services, LLC, and RZB Finance, LLC(6)

10.72	Amended and Restated Promissory Note ($8,000,000), dated January 30, 2006, between FCStone Merchant Services, LLC, and RZB Finance, LLC(10)

10.73	Demand Note, dated November 23, 2004, between FCStone Merchant Services, LLC, and UFJ Bank, Limited(12)

10.74	Letter Agreement, dated December 1, 2004, between FCStone Merchant Services, LLC, and Standard Chartered Bank(12)

10.75	Promissory Note, dated December 1, 2004 between FCStone Merchant Services and Standard Chartered Bank(12)

21.1	Subsidiaries of the Registrant(1)

23.1	Consent of KPMG LLP(1)

23.2	Consent of Stinson Morrison Hecker LLP (included in its opinion filed as Exhibit 5.1 hereto)

24.1	Power of attorney of Directors other than Daryl Henze(10)

24.2	Power of attorney of Daryl Henze(15)

(1)	Filed herewith.
(2)	Previously filed as an exhibit to the Registration Statement on Form S-4 filed by FCStone Group, Inc., on August 18, 2004.
(3)	Previously filed as an exhibit to the Registration Statement on Form S-8, filed by FCStone Group, Inc., on June 12, 2006.
(4)	Previously filed as an exhibit to the Current Report on Form 8-K filed by FCStone Group, Inc., on December 14, 2005.
(5)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 filed by FCStone Group, Inc., on December 9, 2004.
(6)	Previously filed as an exhibit to Amendment No. 3 to the Registration Statement on Form S-4 filed by FCStone Group, Inc., on December 30, 2004.
(7)	Previously filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended February 28, 2006, filed by FCStone Group, Inc., on April 19, 2006.
(8)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-4 filed by FCStone Group, Inc., on October 6, 2004.
(9)	Previously filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2006, filed by FCStone Group, Inc., on July 17, 2006
(10)	Previously filed as an exhibit to the Registration Statement on Form S-1 filed by FCStone Group, Inc. on October 12, 2006
(11)	Previously filed as an exhibit to the Current Report on Form 8-K filed by FCStone Group, Inc. on October 18, 2006

(12)	Previously filed as an exhibit to the Report on Form 10-K filed by FCStone Group, Inc. on November 29, 2006
(13)	Previously filed as an exhibit to the Current Report on Form 8-K filed by FCStone Group, Inc. on December 6, 2006
(14)	Previously filed as an exhibit to the Current Report on Form 8-K filed by FCStone Group, Inc. on January 19, 2007
(15)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-1, filed by FCStone Group, Inc. on February 1, 2007.